79

05006383

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Zurich Financial

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2005
THOMSON
FINANCIAL

FILE NO. 82- 5089 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DAT : 3/10/05

File No. 82-5089

Annual Results Reporting 2004 – Consolidated Financial Statements

Consolidated operating statements

in USD millions, for the years ended December 31

	Notes	2004	2003
Revenues			
Gross written premiums and policy fees		**49,304**	48,805
Less premiums ceded to reinsurers		**(7,625)**	(8,646)
Net written premiums and policy fees		**41,679**	40,159
Net change in reserves for unearned premiums		**125**	(562)
Net earned premiums and policy fees		**41,804**	39,597
Management fees	5	**2,030**	2,062
Net investment income	6	**9,114**	8,395
Net capital gains on investments and impairments	6	**4,934**	5,180
Net gain on divestments of businesses	4	**88**	351
Other income		**1,708**	1,623
Total revenues		**59,678**	57,208
Benefits, losses and expenses			
Insurance benefits and losses, net of reinsurance	10	**34,500**	33,259
Policyholder dividends and participation in profits, net of reinsurance	10	**7,014**	6,045
Underwriting and policy acquisition costs, net of reinsurance	10	**7,243**	6,445
Administrative expense		**4,035**	4,188
Other operating expense		**1,281**	1,591
Amortization of intangible assets	17	**448**	436
Interest expense on debt	18	**362**	445
Interest credited to policyholders and other interest		**1,009**	1,188
Total benefits, losses and expenses		**55,892**	53,597
Net income before income taxes and minority interests		**3,786**	3,611
Income tax expense	12	**(1,093)**	(1,496)
Net income applicable to minority interests		**(106)**	(106)
Net income		**2,587**	2,009
in USD			
Basic earnings per share	21	**18.01**	14.14
Diluted earnings per share	21	**17.88**	14.04
in CHF			
Basic earnings per share	21	**22.34**	19.00
Diluted earnings per share	21	**22.18**	18.86

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

AR/S
12-31-04

Zurich Financial Services Group

Consolidated balance sheets

in USD millions, as of December 31

Assets	Notes	**2004**	2003
Investments			
Debt securities		**130,512**	119,032
Equity securities		**58,740**	52,322
Trading equity portfolios in capital markets and banking activities		**2,773**	4,303
Investments in associates		**645**	991
Other investments		**41,530**	33,422
Cash and cash equivalents		**16,959**	15,677
Total investments	6	**251,159**	225,747
Investments held on account and at risk of life insurance policyholders	7	**24,189**	21,980
Accrued investment income		**2,614**	2,570
Receivables	13	**11,161**	11,008
Reinsurance assets	14	**23,004**	22,670
Deposits made under assumed reinsurance contracts		**3,312**	3,608
Deferred policy acquisition costs	15	**13,344**	11,784
Fixed assets	16	**2,116**	2,306
Goodwill	17	**744**	779
Other intangible assets	17	**2,590**	2,794
Deferred tax assets	12	**4,200**	3,719
Derivative trading assets and other assets		**3,515**	3,976
Mortgage loans given as collateral		**4,135**	4,701
Total assets		**346,083**	317,642

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Liabilities, minority interests and shareholders' equity	Notes	2004	2003
Liabilities			
Insurance reserves, gross	11	**246,162**	223,418
Reserve for premium refunds		**847**	943
Insurance reserves for life insurance where the investment risk is carried by policyholders	7	**24,261**	22,063
Deposits received under ceded reinsurance contracts		**4,304**	4,825
Obligation to repurchase securities		**5,009**	3,742
Deferred tax liabilities	12	**6,076**	5,450
Accrued liabilities		**3,468**	2,865
Deferred front-end fees		**3,519**	3,015
Debt related to capital markets and banking activities	18	**3,880**	5,961
Senior and subordinated debt	18	**5,871**	4,775
Other liabilities	19	**15,524**	15,981
Collateralized loans		**4,135**	4,701
Total liabilities		**323,056**	297,739
Minority interests	20	**846**	969
Shareholders' equity	21		
Preferred securities		**1,096**	1,096
Common stock		**635**	923
Treasury stock		**(1)**	(6)
Additional paid-in capital		**10,288**	10,208
Net unrealized gains on investments	6	**1,075**	862
Cumulative translation adjustment		**840**	152
Retained earnings		**8,248**	5,699
Common stockholders' equity		**21,085**	17,838
Total shareholders' equity		**22,181**	18,934
Total liabilities, minority interests and shareholders' equity		**346,083**	317,642

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

in USD millions, for the years ended December 31

	2004	2003
Cash flows from operating activities		
Net income	**2,587**	2,009
Adjustments for:		
Net capital (gains) on investments and impairments	**(4,934)**	(5,180)
Net loss/(gain) on divestments of businesses	**(88)**	(351)
Equity in income of investments in associates	**(86)**	(90)
Depreciation and amortization	**695**	793
Other non-cash items	**21**	905
Changes in operational assets and liabilities:		
Deferred policy acquisition costs	**(816)**	(612)
Reinsurance assets, net	**(708)**	883
Deposits made under assumed reinsurance contracts	**308**	(939)
Receivables and payables	**(1,320)**	(692)
Insurance reserves, gross	**11,481**	15,567
Deferred income tax, net	**(136)**	577
Net changes in other operational assets and liabilities	**1,326**	310
Net cash provided by operating activities	**8,330**	13,180
Cash flows from investing activities		
Sales and maturities:		
Debt securities	**66,890**	88,423
Equity securities	**41,442**	46,048
Other (primarily other investments and fixed assets)	**9,036**	9,382
Purchases:		
Debt securities	**(75,116)**	(101,310)
Equity securities	**(38,285)**	(38,942)
Other (primarily other investments and fixed assets)	**(13,478)**	(12,001)
Investments in associates, net	**106**	50
Acquisitions of companies, net of cash acquired	**–**	(452)
Divestments of companies, net of cash balances	**2,053**	2,377
Dividends from associates	**19**	12
Net cash used in investing activities	**(7,333)**	(6,413)

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

	2004	2003
Cash flows from financing activities		
Proceeds from sale and repurchase agreements	**954**	(21)
Dividends paid to shareholders	**(38)**	(38)
Nominal value reduction of common stock	**(288)**	(105)
Redemption of preferred stock by subsidiaries	**(12)**	(655)
Issuance of debt	**1,745**	1,637
Payments on debt outstanding	**(2,759)**	(2,750)
Net cash used in financing activities	**(398)**	(1,932)
Effect of exchange rate changes on cash and cash equivalents	**683**	809
Change in cash and cash equivalents	**1,282**	5,644
Cash and cash equivalents as of January 1 (opening balance)	**15,677**	10,033
Cash and cash equivalents as of December 31	**16,959**	15,677

Other supplementary cash flow information
in USD millions

	2004	2003
Interest income received	**7,075**	6,822
Dividend income received	**1,276**	1,258
Interest expense paid	**(1,343)**	(1,007)
Income tax paid	**(891)**	(803)

As of December 31, 2004 and 2003, cash and cash equivalents restricted as to use were USD 645 million and USD 782 million, respectively. Cash and cash equivalents held for the benefit of policyholders in connection with unit-linked products amounted to USD 3,206 million and USD 2,141 million, respectively.

Cash and cash equivalents comprise the following:
in USD millions

	2004	2003
Cash at bank and in hand	**8,535**	8,461
Cash equivalents	**8,424**	7,216
Balance as of December 31	**16,959**	15,677

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Consolidated statements of shareholders' equity

in USD millions, except number of shares, for the years ended December 31

	Number of common shares issued	Preferred securities
Balance as of December 31, 2002, as previously reported	144,006,955	1,096
Implementation of new accounting standard[1]	–	–
Balance as of December 31, 2002, restated	144,006,955	1,096
Change in net unrealized gains/(losses) on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net unrealized gains/(losses) on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock	–	–
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Balance as of December 31, 2003	144,006,955	1,096
Balance as of December 31, 2003, as previously reported	144,006,955	1,096
Implementation of new accounting standard[1]	–	–
Balance as of December 31, 2003, restated	144,006,955	1,096
Change in net unrealized gains/(losses) on investments (excluding translation adjustments)	–	–
Transfer arising from initial application of "legal quote" legislation in Switzerland[2]	–	–
Translation adjustments	–	–
Change in net unrealized gains/(losses) on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock[3]	–	–
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Balance as of December 31, 2004	**144,006,955**	**1,096**

[1] Implementation of new accounting standard as discussed in note 3, and as published in the Half Year Report 2004.
[2] Transfer of net unrealized gains on investments to insurance reserves as "Policyholders' contract deposits and other funds" in connection with the initial application as of June 30, 2004 of the new "legal quote" legislation in Switzerland as described in note 11.
[3] Effective as of June 30, 2004, the share capital was reduced by a nominal value reduction from CHF 9 to CHF 6.50 per each registered share. The payment to shareholders was made on July 1, 2004.

The notes to the consolidated financial statements are an integral part of these consolidated financial statements.

Common stock	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains/(losses) on investments	Cumulative translation adjustment	Retained earnings	Total shareholders' equity
1,028	(14)	10,031	1,080	(484)	4,038	16,775
–	–	–	2	–	(310)	(308)
1,028	(14)	10,031	1,082	(484)	3,728	16,467
–	–	–	(312)	–	–	(312)
–	–	–	92	636	–	728
–	–	–	(220)	636	–	416
(105)	–	–	–	–	–	(105)
–	–	33	–	–	–	33
–	8	144	–	–	–	152
–	–	–	–	–	2,009	2,009
–	–	–	–	–	(38)	(38)
923	(6)	10,208	862	152	5,699	18,934
923	(6)	10,208	862	181	6,120	19,384
–	–	–	–	(29)	(421)	(450)
923	(6)	10,208	862	152	5,699	18,934
–	–	–	386	–	–	386
–	–	–	(226)	–	–	(226)
–	–	–	53	688	–	741
–	–	–	213	688	–	901
(288)	–	–	–	–	–	(288)
–	–	19	–	–	–	19
–	5	61	–	–	–	66
–	–	–	–	–	2,587	2,587
–	–	–	–	–	(38)	(38)
635	**(1)**	**10,288**	**1,075**	**840**	**8,248**	**22,181**

Notes to the consolidated financial statements

The Board of Directors of Zurich Financial Services have authorized these consolidated financial statements for issue on February 16, 2005. These Financial Statements will be submitted to the Annual General Meeting of Shareholders to be held on April 19, 2005 for approval.

1. Basis of presentation

Zurich Financial Services and its subsidiaries (collectively the "Group") are an insurance-based financial services provider with an international network that focuses on chosen markets. Key markets are the United States, the United Kingdom and Continental Europe comprising primarily Germany, Switzerland, Italy and Spain. Core businesses are General and Life Insurance. The Group also distributes non-insurance products, such as mutual funds, mortgages and other financial services products, from selected third-party providers.

The holding company, Zurich Financial Services, is incorporated in Zurich, Switzerland. The Group operates through subsidiaries and branch offices. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law. IFRS does not contain guidelines governing the accounting treatment of certain transactions including those that are specific to insurance products. When a specific topic is not addressed by the standards, the IFRS Framework permits reference to another comprehensive body of accounting principles. In these cases, the Group typically refers to accounting principles generally accepted in the United States (US GAAP) for guidance.

Certain amounts recorded in the consolidated financial statements reflect estimates and assumptions made by management about insurance liability reserves, investment valuations, interest rates and other factors. Significant estimates are discussed in the notes. Actual results may differ from the estimates made.

New accounting standards, discussed in note 3, resulted in restatement of 2003 consolidated financial statements. In addition, certain reclassifications have been made to prior year amounts and segment disclosures to conform to the current year presentation. These reclassifications have no effect on the previously reported net income.

Segment information
The Group is managed on a matrix basis, reflecting both line of business and geography. Accordingly, segment information is presented in two formats. The primary format is based on the operating businesses of the Group and how they are strategically managed to offer different products and services to specific customer groups. The Group's primary segments are defined as follows:

General Insurance: General Insurance operations write substantially all lines of property and casualty business.

Life Insurance: Life insurance operations offer a broad line of life insurance, annuity and investment-type policies to individuals and groups.

Farmers Management Services: Farmers Group Inc. and its subsidiaries ("FGI") provide non-claims related management services to the Farmers Exchanges. The Farmers Exchanges operate in the United States property and casualty insurance industry and consist of the Farmers Insurance Exchange, Fire Insurance Exchange, Truck Insurance Exchange (each an "Exchange" and collectively, the "Exchanges"), their respective subsidiaries, Farmers Texas County Mutual ("FTCM"), Foremost County Mutual Insurance Company and Foremost Lloyds of Texas. The Farmers Exchanges are owned by the policyholders of the Exchanges, FTCM and Foremost County Mutual Insurance Company as well as the underwriters of Foremost Lloyds of Texas. Accordingly, the Group has no ownership interest in the Farmers Exchanges. FGI receives a fee for the management services provided which is based primarily on a percentage of the gross earned premiums of the Farmers Exchanges.

Other Businesses: Other Businesses is the combination of the activities described below. In general, such activities are not considered to be core businesses, and certain of these business operations were discontinued, divested or put in run-off in 2004 and 2003.

Capital markets and banking activities consist primarily of Zurich Capital Markets which has a portfolio of hedge fund-based investment vehicles, asset-based financing and credit structures, instruments to manage investment risk, customized strategies to structure or manage financial assets, and administrative services for hedge funds and hedge fund investors.

Centre operations: Centre's portfolio of business consists of property and casualty reinsurance, credit enhancement and life & health business.

Centrally managed insurance operations: In 2004, the Group made some changes to the way it manages its business. As a result, the Group manages certain general and life insurance operations on a central basis from its Corporate Center. Therefore, these operations have been included within the Other Businesses segment, and total assets and liabilities of USD 20 billion have been moved from the Life segment to the Other Businesses segment. Further, the risks and rewards of the transferred businesses differ from those contained within the Life segment. In addition, Reinsurance-run-off, which is also centrally managed, reflects the results of the run-off of liabilities that were retained and that were not transferred to Converium, the Group's former reinsurance subsidiary, which was divested in 2001.

Corporate Center: Corporate Center includes our Group holding and financing companies, Corporate Center operations and alternative investments. This segment also includes some Group internal reinsurance operations that are not attributable to a specific segment but are managed on a global basis.

The Group's secondary format for segment information is geographic:

North America Corporate

North America Consumer

Continental Europe

UKISA includes United Kingdom, Ireland and Southern African operations.

Rest of the World

Centrally Managed Businesses

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group accounts for inter-segment revenues and transfers as if the transactions were with third parties at current market prices, with the exception of realized capital gains, which are eliminated.

2. Summary of significant accounting policies

(a) Consolidation principles
The Group's consolidated financial statements include the assets, liabilities, equity, revenues, expenses and cash flows of Zurich Financial Services and its subsidiaries. A subsidiary is an entity in which Zurich Financial Services owns, directly or indirectly, more than 50% of the outstanding voting rights, or which it otherwise has the power to control. The results of subsidiaries acquired are included in the consolidated financial statements from the date of acquisition. The results of subsidiaries that have been sold during the year are included up to the date control has ceased. All significant intercompany balances, profits and transactions are eliminated.

Associates and partnerships where the Group has the ability to exercise significant influence, as well as joint ventures where there is joint control, are accounted for using the equity method. Significant influence is presumed to exist when the Group owns, directly or indirectly, between 20% and 50% of the outstanding voting rights.

(b) Revenue recognition
Premiums: Premiums from the sale of general insurance products are recorded when written and are accreted to earnings on a pro-rata basis over the term of the related policy coverage. However, for those contracts for which the period of risk differs significantly from the contract period, premiums are recognized over the period of risk in proportion to the amount of insurance protection provided. The unearned premium reserve represents the portion of the premiums written relating to the unexpired terms of coverage.

Premiums from traditional life insurance contracts, including participating contracts and annuity policies with life contingencies, are recognized as revenue when due from the policyholder. Benefits and expenses are provided against such revenue to recognize profits over the estimated life of the policies. Moreover, for single premium and limited pay contracts, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to the insurance in-force or, for annuities, the amount of expected benefit payments.

Amounts collected as premiums from investment type contracts such as universal life, unit-linked and unitized with-profits contracts, are reported as deposits. Revenue from these contracts consists of policy fees for the cost of insurance, administration and surrenders during the period. Front-end fees are recognized over the estimated life of the contracts. Policy benefits and claims that are charged to expenses include benefit claims incurred in the period in excess of related policyholder contract deposits and interest credited to policyholder deposits.

Other revenue: Fee revenue for the provision of non-claims related management services to the Farmers Exchanges is calculated primarily as a percentage of gross premiums earned by the Farmers Exchanges.

Farmers Group Inc. and its subsidiaries ("FGI") provide the following non-claims related management services to the Farmers Exchanges: risk selection, preparation and mailing of policy forms and invoices, premium collection, management of the investment portfolios and certain other administrative and managerial functions. The Farmers Exchanges are responsible for their own claims functions, including the settlement and payment of claims and claims adjustment expenses. They are also responsible for the payment of agent commissions and bonuses and the payment of their premium and income taxes.

Revenues from investment management and distribution fees are based on contractual fee arrangements applied to assets under management and recognized as earned when the service has been provided.

Transfer agent fees are based on a cost per account and transaction-based fees. For mutual funds, a component of the transfer agent fee can be contractual fee arrangements applied to assets under management. Transfer agent fees are recognized when services have been provided per the contract. Commission revenue is recognized on the trade date when the performance obligation is complete and the fees are payable.

Additionally, revenue can be earned from performance fees, which are based upon the achievement of performance levels in excess of predetermined contractual benchmarks. Performance fees are recognized when it is probable that they will be received and the amount can be estimated reliably.

(c) Deferred policy acquisition costs
The costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and at the end of each accounting period. Future investment income is taken into account in assessing recoverability.

Deferred policy acquisition costs for participating traditional life insurance contracts are amortized over the expected life of the contracts as a constant percentage of estimated gross margins. Estimated gross margins include anticipated premiums and investment results less benefits and administration expenses, changes in the net level premium reserve and expected policyholder dividends, as appropriate. Estimated gross margins are re-estimated regularly with the impact of deviations of actual result from estimated experience on the amortization of deferred acquisition costs reflected in earnings.

Deferred policy acquisition costs for other traditional life insurance and annuity policies are amortized over the expected life of the contracts as a constant percentage of expected premiums. Expected premiums are estimated at the date of policy issue and are consistently applied throughout the life of the contract unless premium deficiency occurs.

Deferred policy acquisition costs for investment type contracts such as universal life, unit-linked and unitized with-profits contracts are amortized over the expected life of the contracts based on a constant percentage of the present value of estimated gross profits expected to be realized over the life of the contract. Estimated gross profits include expected amounts to be assessed for mortality, administration, investment and surrender less benefit claims in excess of policyholder balances, administrative expenses and interest credited. Estimated gross profits are revised regularly and the interest rate used to compute the present value of revised estimates of expected gross profits is the latest revised rate applied to the remaining benefit period. Deviations of actual results from estimated experience are reflected in earnings.

The impact on the deferred policy acquisition cost asset of the change in unrealized gains or losses on investments is recognized through an offset to unrealized gains or losses at the balance sheet date.

Unamortized deferred policy acquisition costs associated with internally replaced contracts that are, in substance, contract modifications, continue to be deferred and amortized. Costs associated with internally replaced contracts that are, in substance, new contracts, are written off.

(d) Insurance losses and reserves
Losses: Losses and loss adjustment expenses are charged to income as incurred. Unpaid losses and loss adjustment expense reserves represent the accumulation of estimates for ultimate losses and include provisions for losses incurred but not yet reported (IBNR). The reserves represent estimates of future payments of reported and unreported claims for losses and related expenses with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. The Group does not discount its loss reserves, other than for settled claims with fixed payment terms. Any changes in estimates are reflected in results of operations in the period in which estimates are changed.

Future life policyholders' benefits and policyholders' contract deposits: These represent the estimated future policyholder benefit liability for traditional life insurance policies and certain unit-linked investment contracts, respectively.

For participating traditional life insurance policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and interest rates.

Future life policyholders' benefits for other traditional life insurance policies are calculated using a net level premium valuation method based on actuarial assumptions as to mortality, persistency, expenses and investment return including a margin for adverse deviation. The assumptions are established at policy issue and remain unchanged except where premium deficiency occurs.

Future life policyholders' benefits include the value of accumulated declared bonuses or dividends that have been vested to policyholders.

Policyholders' contract deposits represent the accumulation of premium received less charges plus declared dividends.

The policyholders' share of unrealized gains or losses, which may be paid in the future in respect of assets, is included in future life policyholders' benefits.

Reserves for unit-linked products are recorded as equal to the consideration received plus accumulated investment yield less any fees charged or dividends paid to the policyholder.

"Investments held on account and at risk of life insurance policyholders" and "Insurance reserves for life insurance where the investment risk is carried by policyholders": These represent trading portfolios maintained to meet specific investment objectives of policyholders who bear the investment risk and which are bankruptcy protected from other creditors. Investment income and investment gains and losses accrue directly to policyholders. The assets and liabilities are carried at fair value. Deposits, withdrawals, net investment income, and realized and unrealized capital gains and losses are included in this position and are not reflected in the consolidated operating statement. The costs of insurance, policy administration, investment management, surrender charges and certain policyholder taxes assessed against the policyholders' account balances are included within policy fee revenue.

For products containing guarantees in respect of minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO"), additional liabilities are recorded in proportion with the receipt of the contracted revenues.

(e) Reinsurance
The Group's insurance subsidiaries cede insurance premiums and risk in the normal course of business in order to limit the potential for losses arising from longer exposures. Reinsurance does not relieve the originating insurer of its liability. Certain Group insurance companies assume reinsurance business incidental to their normal business, as well as from the Farmers Exchanges. Centre ceased to write new contracts in 2003, but has honored its obligations and commitments with respect to existing contracts. Reinsurance assets include balances due from reinsurance companies for paid and unpaid losses and loss adjustment expenses, ceded unearned premiums and ceded future life policy benefits. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Reinsurance is recorded gross in the consolidated balance sheet unless a right of offset exists.

Reinsurance contracts are assessed to ensure that underwriting risk, defined as the reasonable possibility of significant loss, and timing risk, defined as the reasonable possibility of a significant variation in the timing of cash flows, are transferred by the ceding company to the reinsurer. Those contracts that do not transfer both risks, referred to in total as insurance risk, are accounted for using the deposit method. A deposit asset or liability is recognized based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Deposits for contracts that transfer only significant underwriting risk are subsequently measured based on the unexpired portion of coverage until a loss is incurred, after which the present value of expected future cash flows under the contract is added to the remaining unexpired portion of coverage. Changes in the deposit amount are recorded in the operating statement as an incurred loss. Interest on deposits that transfer only timing risk, or no risk at all, are accounted for using the interest method. Future cash flows are estimated to calculate the effective yield, and revenue and expense are recorded as interest income or expense.

(f) Investments
Financial assets are classified either as "held-to-maturity", "trading", "available-for-sale", or "loans originated by the Group". Held-to-maturity financial assets are debt securities which the Group has the ability and positive intent to hold to maturity. Trading financial assets are debt and equity securities which the Group buys with the intention to resell in the near term. The remaining debt and equity securities are classified as available-for-sale. Loans originated by the Group, such as mortgage loans, policyholders' collateral and other loans, include loans where money is provided directly to the borrower, other than those that are originated with the intent to be sold in the short term, which are recorded in the trading category.

Financial assets are initially recorded at cost, net of transaction costs directly attributable to the acquisition. Held-to-maturity financial assets are subsequently carried at amortized cost using the effective interest rate method. Trading financial assets are subsequently carried at fair value, with changes in fair value recognized in the current period income. Available-for-sale financial assets are subsequently carried at fair value, with unrealized changes in fair value recorded in shareholders' equity net of deferred income taxes, certain life policyholder liabilities, certain life deferred acquisition costs and minority interests. Loans originated by the Group are subsequently carried at amortized cost using the effective interest rate method, less allowances for doubtful accounts.

The realized gain or loss on divestment is based on the difference between the proceeds received and the carrying value of the investment plus any unrealized gains or losses of the investment recorded in shareholders' equity using the specific identification method. When available-for-sale financial assets are sold, impaired or otherwise disposed of, the cumulative gains and losses previously recognized in shareholders' equity are included in the current period income. The amortization of premium and accretion of discount on available-for-sale and held-to-maturity investments in debt securities is computed using the effective interest method and is recognized in current period income. Dividends on equity securities are recorded as revenue on the ex-dividend date, the date that the dividends become payable to the holders of record. Interest income on financial assets is recognized when earned.

Investments backing UK with-profits life insurance policies and certain Australian life insurance liabilities are held as trading assets and carried at fair value. Movements in the carrying value of these assets are charged to current period income to match the offsetting amounts attributable to policyholders.

Financial assets are assessed for impairment on a regular basis. A financial asset is impaired if its carrying value exceeds the estimated recoverable amount and there is objective evidence of impairment to the financial asset. For an impaired financial asset impairment is recorded by reducing its carrying value through a charge to current period income. If an available-for-sale financial asset is determined to be impaired, the cumulative unrealized loss previously recognized in shareholders' equity is removed from shareholders' equity and recognized in the current period income.

For quoted available-for-sale financial assets the decision to make an impairment provision is based on review of the issuer's current financial position and future prospects and an assessment of the probability that the current market price will recover to former levels within the foreseeable future. The recoverable amount is determined by reference to the market price. For non-quoted available-for-sale financial assets the Group takes into consideration the issuer's current financial position and future prospects in determining whether an impairment provision is required. The recoverable amount is determined by applying recognized valuation techniques. When a decline in the fair value of an available-for-sale asset has been recognized directly in shareholders' equity and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized directly in shareholders' equity is removed from equity and recognized in current period income even though the asset has not been derecognized. The amount of the cumulative loss that is removed from shareholders' equity and recognized in current period income is the difference between acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that asset instrument previously recognized in income.

For held-to-maturity financial assets and loans originated by the Group the impairment is considered to have taken place if it is probable that the Group will not be able to collect principal and interest due according to the contractual terms of the instrument. When impairment is determined to have occurred, the carrying amount of the held-to-maturity financial assets is decreased through a charge to current period income. The amount of the impairment loss is the difference between the asset's carrying value and the present value of expected future cash flows discounted at the security's original effective interest rate.

Real estate held for investment purposes is initially recorded at cost, with transaction costs included in the initial measurement. It is subsequently measured at fair value with changes in fair value recognized in current period income. No depreciation is recorded for real estate held for investment. The gain or loss on disposal of real estate held for investment is based on the difference between the proceeds received and the carrying value of the investment.

Short-term investments: Carrying amounts approximate fair values.

Cash amounts represent cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments with original maturities of 90 days or less.

(g) Derivative financial instruments

Derivative financial instruments are carried at fair value on the balance sheet as assets or liabilities. Fair values are obtained from quoted market prices, dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Inputs used in pricing models are generally market observable or can be derived from market observable data. Derivative financial instruments with positive fair values are recorded as derivative trading assets. Derivative financial instruments with negative fair values are recorded as derivative trading liabilities. Apart from derivative financial instruments designated as qualifying cash flow hedging instruments (see below), changes in fair value are recognized in current period income.

Derivative financial instruments include swaps, futures, forwards and option contracts, all of which derive their value mainly from underlying interest rates, foreign exchange rates, commodity values or equity instruments. A derivative contract may be traded on an exchange or over-the-counter ("OTC"). Exchange-traded derivatives are standardized and include futures and certain option contracts. OTC derivative contracts are individually negotiated between contracting parties and include forwards, caps, floors and swaps. Derivative financial instruments are subject to various risks similar to those related to the underlying financial instruments, including market, credit and liquidity risk.

In addition to the derivative financial instruments described above, the Group enters into contracts that are not considered derivative financial instruments in their entirety but that include embedded derivative features. Such embedded derivatives are assessed at inception of the contract and, depending on their characteristics, are accounted for as separate derivative financial instruments pursuant to IAS 39.

Derivative financial instruments used for hedging: For the purpose of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognized asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a forecasted transaction.

To qualify for hedge accounting the hedging relationship must meet several strict conditions on documentation, probability of occurrence, hedge effectiveness and reliability of measurement. If these conditions are not met, then the relationship does not qualify for hedge accounting. In this case the hedging instrument and the hedged item are reported independently as if there was no hedging relationship. In particular, derivative financial instruments are reported at fair value, with changes in fair value charged to current period income.

In relation to fair value hedges which meet the conditions for special hedge accounting, gains or losses from remeasuring the hedging instrument at fair value are recognized immediately in the income statement. Gains or losses on the hedged item attributable to the hedged risk are adjusted against the carrying amount of the hedged item and recognized in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument carried at amortized cost, the adjustment is amortized to current period income such that it is fully amortized by maturity.

In relation to cash flow hedges which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognized directly in shareholders' equity and the ineffective portion is recognized in current period income. When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognized, the associated gains or losses that had previously been recognized in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability. For other cash flow hedges, the gains or losses that are recognized in shareholders' equity are transferred to the income statement in the same period in which the item hedged affects the net profit and loss, for example when the future sale actually occurs.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, cumulative gains or losses on the hedging instrument recognized in shareholders' equity are kept in shareholders' equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognized in shareholders' equity is transferred to current period income.

(h) Securities lending

Certain entities within the Group participate in securities lending arrangements whereby specific securities are loaned to other institutions, primarily major brokerage firms, for short periods of time. Under the terms of the securities lending agreements, the loaned securities remain under the Group's control and thus do not get derecognized.

(i) Obligation to repurchase securities

Sales of securities under agreements to repurchase are accounted for as collateralized borrowing transactions and are recorded at their contracted repurchase amount plus accrued interest at the balance sheet date. The Group minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with the Group when deemed necessary.

(j) Debt issued

Debt issued by the Group is initially measured at cost, which is the fair value of the consideration received, net of transaction costs incurred. Subsequent measurement is at amortised cost, using the effective interest rate method to amortise cost at inception to the redemption value over the life of the debt.

(k) Interest expense

Interest expense is recognized when incurred on an amortized cost basis.

(l) Intangible assets

Goodwill: Acquisitions of subsidiaries and associates are accounted for under the purchase method, whereby the purchase price is allocated to the fair value of assets and liabilities acquired at the date of acquisition with any residual amount allocated to goodwill. Goodwill is amortized using the straight-line method over its estimated economic life. Goodwill arising on strategic acquisitions of the Group to obtain long duration insurance contracts, customer relationships and distribution networks is amortized over a maximum period of 20 years. For all other acquisitions, goodwill is generally amortized over 5 years. The recoverability of the carrying value of the goodwill is reviewed periodically. If the carrying value of goodwill exceeds the recoverable amount, the carrying value is reduced through a charge to current period earnings.

The present value of profits of acquired insurance contracts is amortized over the expected life of the policies acquired, based on a constant percentage of the present value of estimated gross profits (margins) expected to be realized, or over the premium recognition period, as appropriate.

Other intangibles are carried at cost less accumulated amortization and consist primarily of acquired brand names and software costs that meet the recognition criteria for capitalization. The costs of these assets are amortized using the straight-line method over the following estimated economic lives: brand names 20 years; software 3 to 5 years.

Attorney-in-fact relationships: At the date of the acquisition of Farmers Group, Inc. and its subsidiaries ("FGI") in 1988, a portion of the purchase price was assigned to the attorney-in-fact relationships. The asset representing the attorney-in-fact relationships represents the ability of FGI to generate future revenues based on the Group's relationship with the Farmers Exchanges. This carrying value is amortized on a straight-line basis over 40 years. In determining the period of amortization, the Group considered the organizational structure of inter-insurance exchanges, under which subscribers exchange contracts with each other and appoint an attorney-in-fact to provide certain management services. In addition, the Group considered the historical attorney-in-fact relationship between FGI and the Farmers Exchanges. To the extent that there is a change in this relationship, the Group would re-evaluate the value of this intangible asset.

(m) Income taxes

The Group provides current tax expense according to the tax laws of each jurisdiction in which it operates. Income taxes are recognized using the asset and liability method. Deferred income taxes are recorded for temporary differences, which are based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws. Losses for tax purposes are treated as deferred tax assets to the extent it is probable that the losses can offset future taxable income and is allowed by the applicable local tax laws and regulations.

Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same taxation authority and when there is a legally enforceable right to offset them.

Taxes payable by either the holding company or its subsidiaries on distribution to the holding company of the undistributed profits of subsidiaries are recognized as deferred income taxes unless a distribution of those profits is not intended or would not give rise to a tax liability.

Taxes paid by United Kingdom life insurance businesses are based on investment income less allowable expenses. To the extent that these taxes exceed the amount that would have been payable in respect of the shareholders' share of taxable profits, it is normal practice for United Kingdom life businesses to recover this tax from policyholders. While in the Group's case the relevant company has the contractual right to charge policyholders for the taxes attributable to their share of investment income less expenses, the obligation to pay the tax authority rests with the company and therefore, the full amount of tax including that charged to policyholders is accounted for as an income tax. Income tax expense therefore includes an element attributable to policyholders. In addition, deferred tax on unrealized gains on "Investments held on account and at risk of life insurance policyholders" related to certain United Kingdom unit-linked policies is included as income tax expense and an accrual for future policy fees to recover the tax charge is included in gross written premiums and policy fee revenue.

(n) Employee benefits

The operating companies in the Group provide employee retirement benefits through both defined benefit plans providing specified benefits and defined contribution plans. The assets of these plans are generally held separately from the Group's general assets in trustee-administered funds. Defined benefit plan obligations and contributions are determined annually by qualified actuaries using the projected unit credit method. The Group's expense related to these plans is accrued over the employees' service periods based upon the actuarially determined cost for the period. Actuarial gains and losses are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognized over the expected average remaining working lives of the employees participating in the plans. Contributions to the defined contribution pension plans are charged to the operating statement as they become due.

Other defined post-employment benefits, such as medical care and life insurance, are also provided for certain employees and are primarily funded internally. The cost of such benefits is accrued over the service period of the employee based upon the actuarially determined cost for the period.

(o) Share-based payment transactions
Expenses for share-based payment transactions are recognized during the vesting period in the operating statement. These expenses recognize the fair value of the shares or options granted. A corresponding amount is reflected in additional paid-in capital.

(p) Fixed assets
Real estate (buildings) held for own use and other fixed assets are carried at cost less accumulated depreciation and any necessary write-downs due to impairment. The costs of these assets are depreciated principally on a straight-line basis over the following estimated useful economic lives: buildings 25 to 50 years; furniture and fixtures 5 to 10 years; and computer equipment 3 to 5 years. Real estate (land) is carried at cost less any necessary write-downs. Maintenance and repair costs are charged to income as incurred. Costs of systems purchased from outside vendors and developed internally are deferred and amortized over expected useful lives up to 5 years. Gains and losses on disposal of fixed assets and real estate held for own use are determined based on their respective carrying amounts.

(q) Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the operating statement on a straight-line basis over the lease term.

(r) Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

(s) Treasury stock
Treasury stock is deducted from equity at its nominal value of CHF 6.50 and CHF 9 per share as of December 31, 2004 and 2003, respectively. Differences between this amount and the amount paid for acquiring, or received for disposing of treasury shares, are recorded as an adjustment to additional paid-in capital in shareholders' equity.

(t) Foreign currency translation and transactions
Foreign currency translation: In view of the international nature of the Group there are many individual entities with different functional currencies. Therefore, a common presentation currency is required. Due to the Group's economic exposure to the US dollar (USD), the presentation currency of the Group has been determined to be the US dollar. Assets and liabilities of Group companies with functional currencies other than US dollars are translated at the end-of-period exchange rates, while operating statements are translated at average exchange rates for the period. The resulting translation differences are recorded directly in shareholders' equity as cumulative translation adjustments.

Foreign currency transactions: Foreign currency monetary items are translated at end-of-period exchange rates, non-monetary items which are carried at historical cost denominated in a foreign currency are translated at historical rates. Revenues and expenses are translated using the exchange rate at the date of the transaction or a weighted average rate. The resulting exchange differences are recorded in the consolidated operating statement.

The table below summarizes the principal exchange rates that have been used for translation purposes. The net gains/(losses) on foreign currency transactions included in the consolidated operating statements were USD 153 million and USD (125) million for the years ended December 31, 2004 and 2003, respectively.

Table 2
Principal exchange rates
USD per foreign currency unit

	Balance sheets as of		Operating statements and cash flows for the years ended	
	12/31/04	12/31/03	**12/31/04**	12/31/03
Euro	**1.3555**	1.2594	**1.2440**	1.1333
Swiss franc	**0.8769**	0.8072	**0.8063**	0.7446
British pound sterling	**1.9183**	1.7858	**1.8329**	1.6363

3. Implementation of new accounting standards and adjustments

The Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01 ("SOP 03-01"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-01 has resulted in three significant changes in the treatment of certain life contracts, which have been adopted retrospectively, in accordance with IAS 8:

i) Recognition of additional liabilities for guaranteed minimum death benefits, guaranteed retirement income benefits and benefits in respect of annuitization options on an accrual basis, primarily for life policies in the United States. The recognition of guarantee liabilities resulted in a write-down of deferred policy acquisition costs, due to a reduction in future estimated gross profits supporting these reserves.

ii) Clarification of the distinction between universal life insurance and investment products, resulting in certain products in the life business in the United Kingdom now being treated as insurance. The classification as insurance consequently resulted in the retrospective accrual of additional insurance reserves.

iii) "Investments held on account and at risk of life insurance policyholders", which are not bankruptcy protected from other creditors, and "Insurance reserves for life insurance where the investment risk is carried by policyholders" were reclassified to total investments and insurance reserves in the amount of approximately USD 50 billion. This change also resulted in the inclusion in the consolidated operating statements of additional investment result arising from the reclassified investments and a substantially corresponding charge in "Policyholder dividends and participation in profits". As a result, there is no material net impact on the Group's operating results.

The impact of the new standard is summarized in the tables below.

Table 3.1
Summary of restatement of key consolidated operating statement items due to implementation of new accounting standard
in USD millions, for the year ended December 31, 2003

	As previously reported	Restatement adjustment	Restated 2003
Revenues			
Net investment income	7,004	1,391	8,395
Net capital gains on investments and impairments	811	4,369	5,180
Benefits, losses and expenses			
Policyholder dividends and participation in profits, net of reinsurance	(423)	(5,622)	(6,045)
Net income before income taxes and minority interests	3,746	(135)	3,611
Income tax expense	(1,520)	24	(1,496)
Net income	2,120	(111)	2,009

Table 3.2
Summary of restatement of key consolidated balance sheet items due to implementation of new accounting standard
in USD millions, as of December 31, 2003

	As previously reported	Restatement adjustment	Restated 2003
Assets			
Debt securities	113,002	6,030	119,032
Equity securities	15,188	37,134	52,322
Other investments	28,947	4,475	33,422
Cash and cash equivalents	13,536	2,141	15,677
Total investments	175,967	49,780	225,747
Investments held on account and at risk of life insurance policyholders	71,936	(49,956)	21,980
Deferred policy acquisition costs	12,023	(239)	11,784
Total assets	317,876	(234)	317,642
Liabilities			
Insurance reserves, gross	171,864	51,554	223,418
Insurance reserves for life insurance where the investment risk is carried by policyholders	73,233	(51,170)	22,063
Total liabilities	297,523	216	297,739
Shareholders' equity			
Cumulative translation adjustment	181	(29)	152
Retained earnings	6,120	(421)	5,699
Total shareholders' equity	19,384	(450)	18,934

Table 3.3
Summary of restatement of key consolidated statement of cash flows items due to implementation of new accounting standard
in USD millions, for the year ended December 31, 2003

	As previously reported	Restatement adjustment	Restated 2003
Cash flows from operating activities			
Net income	2,120	(111)	2,009
Net capital (gains) on investments and impairments	(811)	(4,369)	(5,180)
Insurance reserves, gross	6,452	9,115	15,567
Net cash provided by operating activities	8,546	4,634	13,180
Cash flows from investing activities			
Sales and maturities:			
Debt securities	80,584	7,839	88,423
Equity securities	31,800	14,248	46,048
Purchases:			
Debt securities	(93,694)	(7,616)	(101,310)
Equity securities	(21,227)	(17,715)	(38,942)
Net cash used in investing activities	(2,815)	(3,598)	(6,413)
Change in cash and cash equivalents	5,092	552	5,644
Cash and cash equivalents as of January 1 (opening balance)	8,444	1,589	10,033
Cash and cash equivalents as of December 31	13,536	2,141	15,677

The SOP 03-01 restatement adjustments have been recorded primarily in the Life Insurance segment, with the exception of the write-down of deferred policy acquisition costs which relate to business recorded in the Other Businesses segment.

In 2004, amounts for the Group's internal reinsurance transactions have been allocated to the specific regions that wrote the underlying business, whereas in 2003 those results were recorded in the Centrally Managed Businesses region. The 2003 amounts have been reclassified to conform to this presentation.

Forthcoming changes in accounting policy
For 2005 reporting, the Group will adopt new and amended accounting standards.

The International Accounting Standards Board (IASB) issued IFRS 4 "Insurance Contracts" on March 31, 2004. The publication of this standard provides, for the first time, guidance on accounting for insurance contracts. This standard applies to all insurance contracts (including reinsurance contracts) that an entity issues and to reinsurance contracts that it holds, except for specified contracts covered by other IFRS standards. In accordance with the transitional provisions of the standard the Group will adopt IFRS 4 as of January 1, 2005. The most significant change as a result of the adoption of the standard is the re-classification of certain contracts as financial instruments and hence application of IAS 39 to these contracts. The adoption of IFRS 4 does not provide comprehensive guidance on the accounting treatment for insurance contracts and as such the Group will continue to apply US GAAP in certain circumstances where IFRS is silent.

The IASB issued IFRS 3 "Business Combinations" on March 31, 2004. In accordance with the transitional provisions of the standard, the Group has applied this standard to business combinations for which the agreement date is on or after March 31, 2004. The remaining requirements of IFRS 3 will be adopted as of January 1, 2005. The most significant changes required by this standard are:

- All business combinations within its scope are to be accounted for using the purchase method, previously IAS 22 permitted business combinations to be accounted for using the pooling of interests method in certain circumstances.
- The acquiree's identifiable assets, liabilities and contingent liabilities are to be recognized as part of allocating the cost of the combination to be measured initially by the acquirer at their fair values at the acquisition date. Therefore, any minority interest in the acquiree is stated at the minority's proportion of the net fair values of those items.
- Goodwill acquired in a business combination is to be measured after initial recognition at cost less any accumulated impairment losses. Therefore, the goodwill is not amortized and instead must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

IAS 36 "Impairment of Assets" and IAS 38 "Intangible Assets" were revised in March 2004 by the IASB as part of the Business Combinations Project. Consistent with the Group's adoption of IFRS 3, the revised standards will be adopted as of January 1, 2005.

The IASB issued IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations" on March 31, 2004. The standard adopts the classification "held for sale", introduces the concept of a disposal group, and specifies that assets or disposal groups that are classified as held for sale are carried at the lower of carrying amount and fair value less costs to sell. It also replaces IAS 35 regarding the accounting treatment for discontinued operations. In accordance with the transitional provisions of IFRS 5 the standard will be adopted by the Group as of January 1, 2005. The most significant impact for the Group may be the re-classification of some of its assets as "held for sale".

IAS 39 "Financial Instruments: Recognition and Measurement" was revised in December 2003 as part of the IASB's project to improve IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39. A further amendment was made in March 2004. This change related to Fair Value Hedge Accounting for a Portfolio Hedge of Interest Rate Risk. IAS 39 "Financial Instruments: Recognition and Measurement" should be applied for annual periods beginning on or after January 1, 2005. The most significant changes are as follows:

- The standard clarifies that the evaluation of the transfer of risks and rewards of ownership precedes the evaluation of the transfer of control for all derecognition transactions.
- The standard permits an entity to designate any financial asset or financial liability on initial recognition as one to be measured at fair value, with changes in fair value recognized in profit or loss. To impose discipline on this categorization, an entity is precluded from reclassifying financial instruments into or out of this category.
- The standard provides additional guidance about how to determine fair values using valuation techniques.
- The standard clarifies that an impairment loss is recognized only when it has been incurred. It also provides additional guidance on what events provide objective evidence of impairment for investments in equity instruments.
- Hedges of firm commitments are to be treated as fair value hedges rather than cash flow hedges. However, the standard clarifies that a hedge of the foreign currency risk of a firm commitment can be treated as either a cash flow hedge or a fair value hedge.

The Group has not yet quantified the impact these changes will have on the Group's financial position or results.

4. Changes in the scope of consolidation

During the years ended December 31, 2004 and 2003, the Group completed sales of several businesses and recognized post-completion adjustments. The total net gain on all divestments made during the year before tax was USD 88 million and USD 351 million, and the after-tax net gain on divestments was USD 71 million and USD 334 million for 2004 and 2003, respectively. Total cash consideration received was USD 2,488 million in 2004 and USD 2,737 million in 2003.

Table 4
Net gain on significant divestments only
in USD millions, for the years ended December 31

	2004	2003
Consideration received	**2,488**	2,664
Less: net assets divested	**(2,356)**	(2,242)
Costs related to divestments	**(44)**	(79)
Net gain on divestments before tax	**88**	343
Net assets divested		
Cash and cash equivalents	**435**	339
Other assets	**6,090**	20,808
Insurance liabilities	**(4,014)**	(9,558)
Other liabilities	**(155)**	(9,347)
Net assets divested	**2,356**	2,242

The Group's most significant transactions affecting the scope of consolidation during the years ended December 31, 2004 and 2003 were as described below:

Changes in 2004

In Belgium and Luxembourg, the Group completed the sale to P&V Assurances of its life insurance operations (both consumer and commercial), its workers' compensation portfolio and its general insurance operations in the consumer and small commercial segments, recognizing a loss of USD 30 million before tax.

The Group completed several other divestments with a net gain of USD 23 million before tax. These included the sale of its interests in Thai Zurich Insurance Company, life insurance policies written by the Group's Taiwanese branch, Turegum Insurance Company, the real-estate investment company Zürich Atrium B.V., Zurich Insurance (Singapore) Pte. Ltd, Zürich Krankenversicherung AG (Deutschland) as well as its stake in Globale Krankenversicherungs-AG, Zurich Life Philippines and McMillan Shakespeare Australia Pty Limited.

The companies and businesses divested in 2004 contributed, before their sale, a net loss of USD 19 million to the Group's 2004 results compared to a net income of USD 19 million in 2003.

During 2004, the Group has also recognized several post-completion adjustments for divestments closed in 2003. The total aggregate post completion gain was USD 95 million. The most significant impacts were from the finalization of the sale of Threadneedle Asset Management Holdings Ltd., Rüd, Blass & Cie AG and the transfer of certain derivative transactions, credit facilities and related assets of Zurich Capital Markets to BNP Paribas.

Changes in 2003

The Group completed the sale of certain operations of Zurich France to Assicurazioni Generali SpA, recognizing a loss of USD 28 million before tax. The transaction included the life insurance operations (including Eagle Star business) and parts of consumer and commercial lines of the general insurance operations.

On October 31, 2003, the Group completed the sale of Zurich Life Assurance Company (Zurich Life), one of the UK Life businesses, to Swiss Re, recognizing a gain of USD 128 million before tax.

On September 30, 2003, the Group completed the sale of Threadneedle Asset Management Holdings Ltd. to American Express Financial Corporation, recognizing a gain on divestments of USD 325 million before tax.

The Group completed the sale of Zurich Life, part of its US life and annuity operations, to Bank One Corporation on September 3, 2003, recognizing a loss on divestment of USD 165 million before tax. Kemper Investors Life Insurance Company was not part of the sale and is retained by the Group.

On September 1, 2003, the Group completed the sale of parts of its Dutch operations to SNS Reaal Groep N.V., recognizing a gain on divestment of USD 114 million before tax. SNS Reaal acquired all of the Group's life operations as well as general insurance operations in the consumer and small business segments in the Netherlands.

On March 31, 2003, the Group completed the sale of Rüd, Blass & Cie AG, Bankgeschäft to Deutsche Bank (Suisse) SA. For this transaction, a significant portion of the sales proceeds could not be recognized at the time of sale, as it was contingent on the development of assets under management over a period of fifteen months subsequent to the closing. Finalization was completed in 2004.

In 2003, the companies and businesses divested contributed USD 131 million to the Group's net income.

As of December 31, 2003, Zurich Capital Markets ("ZCM") consolidated Zurich Premier Series Ltd. ("Premier"), an investment company. ZCM's equity interest in the investment company increased from 32% to 59% during the year with the majority interest acquired on December 31, 2003. As a result of the consolidation of Premier, "Trading equity portfolios in capital markets and banking activities" and "other liabilities" increased by USD 638 million.

5. Management fees

Table 5
Management fees
in USD millions, for the years ended December 31

	2004	2003
Farmers management fees and other related revenue	**1,985**	1,885
Asset management fees	**45**	177
Total	**2,030**	2,062

Farmers Group, Inc. and its subsidiaries ("FGI") are contractually permitted to receive a management fee of up to 20% (25% in the case of the Fire Insurance Exchange) of the gross premiums earned by the Farmers Exchanges. In order to enable the Farmers Exchanges to maintain appropriate capital and surplus while offering competitive insurance rates, FGI has historically charged a lower management fee than the maximum allowed. The range of fees has varied by line of business over time and from year to year. During the past five years, aggregate management fees have averaged between 12% and 13% of gross premiums earned by the Farmers Exchanges. The gross earned premiums of the Farmers Exchanges were USD 14,020 million in 2004 (USD 13,654 million in 2003).

Asset management fees were primarily earned by Threadneedle Asset Management Holdings Ltd., which was divested on September 30, 2003.

6. Investments

A summary of net investment income and net capital gains and losses and impairments is given below.

Table 6.1
Investment result – Total investments
in USD millions, for the years ended December 31

	Net investment income		Net capital gains/(losses) and impairments[1]		Investment result	
	2004	2003	2004	2003	2004	2003
Debt securities	**5,446**	5,318	**1,414**	1,489	**6,860**	6,807
Equity securities	**1,334**	1,245	**2,724**	3,744	**4,058**	4,989
Investments in associates	**86**	90	**(36)**	(9)	**50**	81
Other investments:						
Investments held by investment companies	**14**	11	**140**	113	**154**	124
Real estate held for investment	**840**	799	**471**	135	**1,311**	934
Mortgage loans, policyholders' collateral and other loans	**1,075**	785	**187**	74	**1,262**	859
Short-term investments	**129**	105	**3**	1	**132**	106
Other[2]	**231**	162	**23**	(370)	**254**	(208)
Cash and cash equivalents	**355**	210	**8**	3	**363**	213
Investment result, gross	**9,510**	8,725	**4,934**	5,180	**14,444**	13,905
Investment expenses[3]	**(396)**	(330)	**–**	–	**(396)**	(330)
Investment result, net	**9,114**	8,395	**4,934**	5,180	**14,048**	13,575

[1] Impairments on total investments amounted to USD 175 million in 2004 and USD 1,067 million in 2003.
[2] Including net capital gains/(losses) on derivative financial instruments of USD (5) million in 2004 and USD (419) million in 2003.
[3] Rental operating expense for real estate held for investment of USD 182 million in 2004 and USD 118 million in 2003 are included in these amounts.

The details of the investment balances as of December 31, 2004 and 2003 are given in the tables below.

Table 6.2
Breakdown of investments
as of December 31

	2004 USD millions	2004 % of total	2003 USD millions	2003 % of total
Debt securities:				
Available-for-sale	**107,882**	**42.9%**	100,086	44.4%
Held-to-maturity	**5,855**	**2.3%**	3,886	1.7%
Trading	**16,775**	**6.7%**	15,060	6.7%
Total debt securities	**130,512**	**51.9%**	119,032	52.8%
Equity securities (including trading equity portfolios in capital markets and banking activities):				
Available-for-sale	**12,064**	**4.8%**	13,525	6.0%
Trading	**49,449**	**19.6%**	43,100	19.1%
of which: – Trading equity portfolios in capital markets and banking activities	***2,773***	***1.1%***	*4,303*	*1.9%*
– Investments for unit-linked products	***44,574***	***17.7%***	*37,134*	*16.4%*
Total equity securities	**61,513**	**24.4%**	56,625	25.1%
Investments in associates	**645**	**0.3%**	991	0.4%
Other investments:				
Investments held by investment companies	**1,728**	**0.7%**	1,576	0.7%
Real estate held for investment	**12,541**	**5.0%**	11,101	4.9%
Mortgage loans	**10,251**	**4.1%**	11,283	5.0%
Policyholders' collateral and other loans	**14,902**	**5.9%**	7,479	3.3%
Short-term investments	**1,943**	**0.8%**	1,834	0.8%
Other	**165**	**0.1%**	149	0.1%
Total other investments	**41,530**	**16.6%**	33,422	14.8%
Cash and cash equivalents	**16,959**	**6.8%**	15,677	6.9%
Total	**251,159**	**100.0%**	225,747	100.0%

Short-term investments include investments that have an original maturity of less than one year.

Cash and investments with a carrying value of USD 7,781 million and USD 7,466 million were deposited with regulatory authorities as of December 31, 2004 and 2003, respectively. As of December 31, 2004 and 2003, respectively, debt securities with a carrying value of USD 5,009 million and USD 3,742 million have been sold to financial institutions under short-term sale and repurchase agreements. These securities continue to be recognized as investments in the balance sheet and an obligation to repurchase them is included in liabilities in the balance sheet at that date. On December 31, 2004 and 2003, the volume of securities loaned out by the Group under securities lending programs was USD 16.2 billion and USD 7.4 billion, respectively.

Table 6.3
Debt securities maturity schedule
in USD millions, as of December 31

	Amortized cost Held-to-maturity 2004	Amortized cost Held-to-maturity 2003	Estimated fair value Available-for-sale 2004	Estimated fair value Available-for-sale 2003
Less than one year	**181**	106	**9,498**	4,386
One year through five years	**1,195**	287	**32,759**	30,903
Five years through ten years	**948**	249	**30,601**	31,877
Over ten years	**3,531**	3,244	**20,799**	20,882
Subtotal	**5,855**	3,886	**93,657**	88,048
Mortgage and asset-backed securities	**–**	–	**14,225**	12,038
Total	**5,855**	3,886	**107,882**	100,086

The amortized cost and estimated fair values of debt securities held-to-maturity and available-for-sale are shown by contractual maturity. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Table 6.4
Equity securities (including trading equity portfolios in capital markets and banking activities)
as of December 31

	2004 USD millions	2004 % of total investments	2003 USD millions	2003 % of total investments
Common stocks, including equity unit trusts	**51,396**	**20.4%**	46,435	20.5%
Unit-trusts (debt securities, real estate, short-term investments)	**5,270**	**2.1%**	4,192	1.9%
Common stock portfolios backing the participating with-profit policyholder contracts	**2,074**	**0.8%**	1,695	0.8%
Trading equity portfolios in capital markets and banking activities	**2,773**	**1.1%**	4,303	1.9%
Total	**61,513**	**24.4%**	56,625	25.1%

Table 6.5
Available-for-sale securities
in USD millions, as of December 31

	Cost or amortized cost		Gross unrealized gains		Gross unrealized losses		Estimated fair value	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Debt securities – available-for-sale								
Swiss federal and cantonal governments	**8,898**	8,170	**455**	404	**(12)**	(12)	**9,341**	8,562
United Kingdom government	**9,287**	9,009	**457**	358	**(29)**	(94)	**9,715**	9,273
United States government	**8,694**	10,165	**196**	207	**(189)**	(90)	**8,701**	10,282
Other governments	**27,787**	26,788	**992**	687	**(55)**	(296)	**28,724**	27,179
Corporate securities	**35,608**	31,149	**1,627**	1,573	**(72)**	(268)	**37,163**	32,454
Mortgage and asset-backed securities	**13,954**	11,668	**334**	469	**(62)**	(99)	**14,226**	12,038
Redeemable preferred stocks	**11**	294	**1**	4	**–**	–	**12**	298
Total debt securities – available-for-sale	**104,239**	97,243	**4,062**	3,702	**(419)**	(859)	**107,882**	100,086
Equity securities – available-for-sale								
Common stock	**7,090**	9,946	**1,135**	1,081	**(705)**	(1,561)	**7,520**	9,466
Unit-trust	**4,426**	4,034	**119**	81	**(271)**	(309)	**4,274**	3,806
Non-redeemable preferred stock	**237**	253	**49**	17	**(16)**	(17)	**270**	253
Total equity securities – available-for-sale	**11,753**	14,233	**1,303**	1,179	**(992)**	(1,887)	**12,064**	13,525

Table 6.6
Realized capital gains/(losses) and impairments on available-for-sale debt and equity securities
in USD millions, for the years ended December 31

	Debt securities		Equity securities		Total	
	2004	2003	**2004**	2003	**2004**	2003
Gross realized capital gains – available-for-sale	**765**	1,891	**626**	1,405	**1,391**	3,296
Gross realized capital losses – available-for-sale	**(173)**	(304)	**(753)**	(1,402)	**(926)**	(1,706)
Impairments – available-for-sale	**(25)**	(48)	**(123)**	(989)	**(148)**	(1,037)
Total	**567**	1,539	**(250)**	(986)	**317**	553

Table 6.7
Net capital gains/(losses) on trading debt and equity securities
in USD millions, for the years ended December 31

	Debt securities		Equity securities		Total	
	2004	2003	**2004**	2003	**2004**	2003
Net capital gains/(losses) on trading debt and equity securities	**847**	(50)	**2,974**	4,730	**3,821**	4,680

Table 6.8
Investments in associates
in USD millions

	Carrying value		Share in profit/(loss)		Ownership interest	
	2004	2003	**2004**	2003	**2004**	2003
Capital Z Financial Services Fund II LP, United States	**379**	371	**66**	59	**29.43%**	29.41%
The Guarantee Company of North America, Canada	**88**	82	**2**	2	**32.08%**	32.08%
PSP Swiss Property AG, Switzerland[1]	**–**	269	**11**	19	**12.40%**	22.34%
Other	**178**	269	**7**	10	**n/m**	n/m
Total	**645**	991	**86**	90	**n/m**	n/m

[1] Since May 13, 2004, PSP Swiss Property AG, Switzerland has no longer been classified as an investment in associates, as the Group's ownership interest declined below 20%.

Table 6.9
Real estate held for investment
in USD millions

	2004	2003
Carrying value as of January 1 (opening balance)	**11,101**	10,572
Additions and capital improvements	**1,115**	231
Disposals	**(636)**	(1,051)
Market value revaluation	**436**	13
Transfer from/(to) assets held for own use	**(27)**	310
Foreign currency translation effects	**552**	1,026
Carrying value as of December 31 (closing balance)	**12,541**	11,101

Real estate held for investment consists of investments in commercial, residential and mixed-use properties primarily located in Switzerland, Germany and the United Kingdom.

Table 6.10
Unrealized gains/(losses) on investments included in shareholders' equity
in USD millions, as of December 31

	2004	2003
Debt securities – available-for-sale	**3,643**	2,843
Equity securities – available-for-sale	**311**	(708)
Other	**83**	(157)
Less amount of net unrealized (gains)/losses on investments attributable to:		
Life policyholder dividends and other policyholder liabilities	**(2,248)**	(638)
Life deferred acquisition costs	**(176)**	(119)
Deferred income taxes	**(513)**	(353)
Minority interests	**(25)**	(6)
Total	**1,075**	862

7. Investments held on account and at risk of life insurance policyholders and insurance reserves for life insurance where the investment risk is carried by policyholders

Table 7
Investments held on account and at risk of life insurance policyholders and insurance reserves for life insurance where the investment risk is carried by policyholders
in USD millions, as of December 31

	2004	2003
Debt securities	**150**	235
Equity securities	**23,149**	21,175
Collateral and other loans	**4**	6
Other investments	**797**	453
Cash and cash equivalents	**89**	111
Total investments held on account and at risk of life insurance policyholders	**24,189**	21,980
Total insurance reserves for life insurance where the investment risk is carried by policyholders	**24,261**	22,063

In certain countries, "Insurance reserves for life insurance where the investment risk is carried by policyholders" include amounts due to policyholders as well as deferred front-end fees and, thus, the reserves are carried at a higher amount than the total "Investments held on account and at risk of life insurance policyholders".

The implementation of SOP 03-01, as discussed in note 3, resulted in a reclassification of the assets and reserves for products sold in certain countries, predominantly the UK, to their respective investment categories and insurance reserves as they do not meet the criteria for classification as "separate accounts". The effects are disclosed in note 3. The remaining balances represent products that consist primarily of variable life insurance and annuity products for which the policyholder directly bears the investment risk of the related assets.

8. Fair value of financial instruments and other investments

The methods and assumptions used by the Group in estimating the fair value of the financial instruments and other investments are discussed below.

- Debt and equity securities: Fair values are based on quoted market prices when available. If quoted market prices are not available, then fair values are estimated on the basis of pricing models, discounted cash flow or other recognized valuation techniques.
- Investments in associates are accounted for using the equity method. Accordingly, these participations are carried at the Group's proportional interest of the investee's shareholders' equity. The fair value of these entities, particularly for publicly traded entities, may differ from the carrying value.
- Investments held by investment companies: Estimated fair values are determined by the investment managers.
- Real estate held for investment: Fair value is determined on a regular basis with reference to current market conditions.
- Mortgage loans: Fair values of loans on real estate are estimated using discounted cash flow calculations based upon the Group's current incremental lending rates for similar types of loans.

- Policyholders' collateral and other loans: Fair values are estimated on the basis of discounted cash flow, pricing models, or other recognized valuation techniques.
- Short-term investments: Carrying amounts approximate fair values.
- Cash and cash equivalents: Carrying amounts approximate fair values.
- Derivative trading assets and liabilities: Fair values are based on quoted market prices, dealer price quotations, discounted cash flow models and option pricing models.
- Debt: Fair values are estimated using discounted cash flow calculations based upon the Group's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.
- Obligations to repurchase securities: Carrying amounts approximate fair value.

Table 8
Fair value of financial instruments
in USD millions, as of December 31

	Total fair value		Total carrying value	
	2004	2003	**2004**	2003
Debt securities	**130,719**	119,423	**130,512**	119,032
Equity securities (incl. trading equity portfolios in capital markets and banking activities)	**61,513**	56,625	**61,513**	56,625
Investments in associates	**647**	991	**645**	991
Other Investments:				
Investments held by investment companies	**1,728**	1,576	**1,728**	1,576
Real Estate held for investment	**12,541**	11,101	**12,541**	11,101
Mortgage loans	**10,179**	11,387	**10,251**	11,283
Policyholders' collateral and other loans	**15,441**	7,484	**14,902**	7,479
Short-term investments	**1,943**	1,834	**1,943**	1,834
Other	**165**	149	**165**	149
Total other investments	**41,997**	33,531	**41,530**	33,422
Cash and cash equivalents	**16,959**	15,677	**16,959**	15,677
Derivative trading assets	**1,424**	2,583	**1,424**	2,583
Total of financial instruments (assets)	**253,259**	228,830	**252,583**	228,330
Debt	**(10,103)**	(11,037)	**(9,751)**	(10,736)
Obligations to repurchase securities	**(5,009)**	(3,742)	**(5,009)**	(3,742)
Derivative trading liabilities	**(1,300)**	(2,442)	**(1,300)**	(2,442)
Total of financial instruments (liabilities)	**(16,412)**	(17,221)	**(16,060)**	(16,920)

9. Derivative financial instruments

(a) Principles

The Group uses derivative financial instruments to manage risks related to its capital, assets and liabilities and its commitments to third parties. The Group, due to its multinational operations, has foreign currency exposure and, due to the long-term nature of some of its insurance reserves, has exposure to interest rate and reinvestment risks. The Group uses derivative financial instruments to mitigate the risks posed by changes in foreign exchange rates and interest rates. Therefore, derivative financial instruments are part of insurance, investment, asset-liability management, capital raising or cash management activities and must conform to the general guidelines of the Group for these activities, which are documented and reviewed for compliance by the Group. If the Group were required to settle outstanding derivative positions, the sum of gains and losses would not be material to the Group as of December 31, 2004.

Zurich Capital Markets ("ZCM") has a portfolio of derivative products for the benefit of its customers. ZCM does not engage in proprietary trading. ZCM's positions on derivative financial instruments are separately reported in subsection (d) of this note.

For interest rate caps, floors and swap transactions, forward and futures contracts and options written, only the potential market value of the instruments represents a credit risk to the Group. The Group controls the credit risk of its interest rate swap agreements and forward and futures contracts through credit approvals, limits and monitoring procedures.

To limit credit risk exposure derivative financial instruments are typically executed with counterparties rated A or better by Standard & Poor's. Wherever possible, efforts are undertaken to net the credit exposure with individual counterparties in compliance with applicable laws.

The term "contractual amount" is used for derivative financial instruments for which an exchange of the principal sum at maturity could take place, e.g. options, futures, currency swaps. The term "notional amount" describes instruments for which the principal sum is only notionally lent or borrowed, e.g. interest swaps, forward rate agreements (FRAs). The notional principal amounts are used to express the extent of the Group's involvement in derivative transactions. This standard measurement of the volume of derivative transactions is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet.

(b) Derivative financial instruments used

Interest rate and currency swaps: Interest rate swaps are contractual agreements between two parties to exchange periodic payments in the same currency, each of which is computed on a different interest rate basis, on a specified notional amount. Most interest rate swaps involve the net exchange of payments calculated as the difference between the fixed and floating interest payments. Currency swaps, in their simplest form, are contractual agreements that involve the exchange of both periodic and final amounts in two different currencies. Exposure to loss on both types of swap contracts will increase or decrease over their respective lives as a function of maturity dates, interest and foreign exchange rates, and the timing of payments. The Group uses currency swaps to manage the currency and interest rate risk of its debt issuances.

Interest rate futures, forwards and options contracts: Interest rate futures are exchange-traded instruments and represent commitments to purchase or sell a designated security or money market instrument at a specified future date and price. Interest rate forward agreements are traded over-the-counter ("OTC") where two parties agree on an interest rate and other terms that will become a reference point in determining, in concert with an agreed notional principal amount, a net payment to be made by one party to the other, depending on what rate in fact prevails at a future point in time. Interest rate options, which consist primarily of caps and floors, are interest rate protection instruments that involve the obligation of the seller to pay the buyer an interest rate differential in exchange for a premium paid by the buyer. This differential represents the difference between the current rate and an agreed rate applied to a notional amount. Exposure to loss on interest rate contracts will increase or decrease over their respective lives as interest rates fluctuate. For interest rate futures and exchange-traded options, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of the counterparty and generally require security deposits and daily settlement of margins.

Foreign exchange contracts: Foreign exchange contracts, which include spot, forward and futures contracts, represent agreements to exchange one currency for another currency at an agreed price and settlement date. Foreign exchange option contracts are similar to interest rate option contracts, except that they are based on currencies, rather than interest rates. Exposure to loss on these contracts will increase or decrease over their respective lives as currency exchange and interest rates fluctuate. For exchange-traded foreign exchange contracts, the Group's exposure to off-balance sheet credit risk is limited, as these transactions are executed on organized exchanges that assume the obligation of counterparties and generally require security deposits and daily settlement of margins.

(c) Outstanding positions of the Group (excluding ZCM)

Table 9.1

Maturity profile of notional principal amounts and market values of derivative financial instruments (excluding ZCM)

in USD millions, as of December 31	Remaining life Up to 1 year	Remaining life 1 to 5 years	Remaining life over 5 years	Notional principal amounts 2004	Notional principal amounts 2003	Market values 2004	Market values 2003
Swaps							
Interest rate swaps	–	158	135	**293**	1,052	**(30)**	(79)
Currency swaps	–	523	3,160	**3,683**	765	**306**	132
Total return equity swaps	1	2,663	2,524	**5,188**	5,324	**(249)**	(173)
Other swaps	–	178	–	**178**	–	**(1)**	–
Options							
Purchased call options	1,970	312	4	**2,286**	707	**23**	10
Purchased put options	–	1,173	–	**1,173**	1,893	**44**	43
Written call options	–	792	303	**1,095**	2,251	**(184)**	(146)
Written put options	–	–	–	**–**	245	**(4)**	(3)
Futures/forwards							
Purchased futures/forward contracts	6,375	–	–	**6,375**	8,863	**94**	54
Written futures/forward contracts	6	–	37	**43**	52	**(9)**	1
Total	8,352	5,799	6,163	**20,314**	21,152	**(10)**	(161)
of which:							
derivative trading asset						**560**	431
derivative trading liability						**(570)**	(592)

(d) Outstanding positions of Zurich Capital Markets ("ZCM")

ZCM's risk management model focused on controlling incremental risk and actively monitoring existing portfolio risk. Existing portfolio risk is monitored through a variety of quantitative measures including Value-at-Risk (VaR) and stress testing.

Table 9.2
Maturity profile of notional principal amounts and market values of derivative financial instruments (ZCM)
in USD millions, as of December 31

	Remaining life			Notional principal amounts		Market values	
	Up to 1 year	1 to 5 years	over 5 years	**2004**	2003	**2004**	2003
Swaps							
Interest rate swaps	2,107	3,286	5,295	**10,688**	12,507	**94**	11
Currency swaps	453	68	26	**547**	1,473	**(6)**	7
Total return equity swaps	21	–	67	**88**	313	**(26)**	(41)
Other swaps	–	–	–	**–**	105	**–**	(1)
Options							
Purchased call options	272	–	–	**272**	209	**272**	1,490
Purchased put options	198	446	797	**1,441**	1,497	**(28)**	59
Written call options	40	186	33	**259**	3,253	**(205)**	(1,248)
Written put options	181	521	1,520	**2,222**	2,342	**21**	(12)
Futures/forwards							
Purchased futures/forward contracts	420	–	–	**420**	1,360	**36**	70
Sold futures/forward contracts	443	–	–	**443**	1,333	**(24)**	(33)
Total	4,135	4,507	7,738	**16,380**	24,392	**134**	302
of which:							
derivative trading asset						**864**	2,152
derivative trading liability						**(730)**	(1,850)

10. Insurance benefits, losses and expenses

Table 10.1
Breakdown of insurance benefits, losses and expenses
in USD millions, for the years ended December 31

	Gross		Ceded		Net	
	2004	2003	**2004**	2003	**2004**	2003
Losses and loss adjustment expenses	**28,429**	25,196	**(4,959)**	(4,068)	**23,470**	21,128
Life insurance death and other benefits	**13,320**	10,672	**(278)**	(435)	**13,042**	10,237
(Decrease)/increase in future life policyholders' benefits	**(1,650)**	2,051	**(362)**	(157)	**(2,012)**	1,894
Total insurance benefits and losses	**40,099**	37,919	**(5,599)**	(4,660)	**34,500**	33,259
of which:						
Losses and loss adjustment expenses paid	**22,034**	21,260	**(4,519)**	(4,744)	**17,515**	16,516

Table 10.2
Breakdown of policyholder dividends and participation in profits
in USD millions, for the years ended December 31

	Gross		Ceded		Net	
	2004	2003	**2004**	2003	**2004**	2003
Total policyholder dividends and participation in profits	**7,013**	6,004	**1**	41	**7,014**	6,045

Table 10.3
Breakdown of underwriting and policy acquisition costs
in USD millions, for the years ended December 31

	Gross		Ceded		Net	
	2004	2003	**2004**	2003	**2004**	2003
Underwriting and policy acquisition costs	**8,496**	7,932	**(1,253)**	(1,487)	**7,243**	6,445

The impact of the adoption of SOP 03-01 is discussed in note 3.

11. Insurance reserves

Table 11.1
Insurance reserves
in USD millions, as of December 31

	2004	2003
Gross		
Reserves for losses and loss adjustment expenses	**57,813**	51,068
Reserves for unearned premiums	**14,234**	13,944
Future life policyholders' benefits	**88,856**	85,211
Policyholders' contract deposits and other funds	**24,168**	22,007
Reserves for unit-linked products	**61,091**	51,188
Total insurance reserves, gross	**246,162**	223,418
Ceded		
Reserves for losses and loss adjustment expenses	**(14,339)**	(14,055)
Reserves for unearned premiums	**(2,097)**	(2,157)
Future life policyholders' benefits	**(1,149)**	(875)
Policyholders' contract deposits and other funds	**(3,680)**	(3,799)
Reserves for unit-linked products	**–**	–
Total ceded reserves (reinsurers' share of insurance reserves)	**(21,265)**	(20,886)
Net		
Reserves for losses and loss adjustment expenses	**43,474**	37,013
Reserves for unearned premiums	**12,137**	11,787
Future life policyholders' benefits	**87,707**	84,336
Policyholders' contract deposits and other funds	**20,488**	18,208
Reserves for unit-linked products	**61,091**	51,188
Total insurance reserves, net	**224,897**	202,532

Reserves for unit-linked products relate to the implementation of SOP 03-01 as discussed in note 3.

Table 11.2
Development of reserves for losses and loss adjustment expenses
in USD millions

	2004	2003
As of January 1 (opening balance)		
Gross reserves for losses and loss adjustment expenses	**51,068**	45,306
Reinsurance recoverable	**(14,055)**	(14,940)
Net reserves for losses and loss adjustment expenses	**37,013**	30,366
Net losses and loss adjustment expenses incurred		
Current period	**21,506**	19,254
Prior years	**1,964**	1,874
Total	**23,470**	21,128
Net losses and loss adjustment expenses paid		
Current year	**(7,655)**	(7,593)
Prior years	**(9,860)**	(8,923)
Total	**(17,515)**	(16,516)
Divestments of companies and businesses	**(743)**	(291)
Foreign currency translation effects	**1,249**	2,326
As of December 31 (closing balance)		
Net reserves for losses and loss adjustment expenses	**43,474**	37,013
Reinsurance recoverable	**14,339**	14,055
Gross reserves for losses and loss adjustment expenses	**57,813**	51,068

The Group establishes loss reserves, which are estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty, requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the operating statements in the period in which estimates are changed.

Significant delays occur in the notification of claims and a substantial measure of experience and judgment is involved in assessing outstanding liabilities, the ultimate cost of which cannot be known with certainty as of the balance sheet date. The reserves for losses and loss adjustment expenses are determined on the basis of information currently available; however, it is inherent in the nature of the business written that the ultimate liabilities may vary as a result of subsequent developments.

Deferred charges relating to retrospective reinsurance assumed totaling USD 182 million and USD 265 million as of December 31, 2004 and 2003, respectively, have been deducted from reserves for losses and loss adjustment expenses.

Table 11.3
Reserves for losses and loss adjustment expenses for asbestos and environmental claims
in USD millions

	2004		2003	
	Gross	**Net**	Gross	Net
Asbestos				
As of January 1 (opening balance)	**2,930**	**2,420**	2,572	2,030
Losses and loss adjustment expenses incurred	**497**	**433**	322	347
Losses and loss adjustment expenses paid	**(136)**	**(125)**	(156)	(114)
Divestments, commutations, settlements and other	**(410)**	**(297)**	1	1
Foreign currency translation effects	**83**	**93**	191	156
As of December 31 (closing balance)	**2,964**	**2,524**	2,930	2,420
Environmental				
As of January 1 (opening balance)	**703**	**559**	812	648
Losses and loss adjustment expenses incurred	**(55)**	**(50)**	(56)	(43)
Losses and loss adjustment expenses paid	**(91)**	**(61)**	(72)	(58)
Divestments, commutations, settlements and other	**(52)**	**(50)**	(1)	(1)
Foreign currency translation effects	**(5)**	**(3)**	20	13
As of December 31 (closing balance)	**500**	**395**	703	559

Management has considered environmental and latent injury claims and claims expenses in establishing the reserves for losses and loss adjustment expenses. The Group continues to be advised of claims asserting injuries from toxic waste, hazardous materials and other environmental pollutants and alleged damages to cover the clean-up costs of hazardous waste dumpsites relating to policies written in prior years and indemnity claims asserting injuries from asbestos. Coverage and claim settlement issues, such as determination that coverage exists and the definition of an occurrence, may cause the actual loss development to exhibit more variation than the remainder of the Group's book of business. Such claims cannot be estimated with traditional reserving techniques and, accordingly, the uncertainty with respect to the ultimate cost of these types of claims has been greater than the uncertainty relating to standard lines of business.

The uncertainties arise out of changes or potential changes in various laws or the interpretation of laws. While the Group believes that it has made adequate provision for these claims, it is possible that future adverse development could have a material effect on the Group's results of operations, cash flows and financial position. As of December 31, 2004 and 2003, the net reserve amounts related to these claims included above were USD 2,919 million and USD 2,979 million, respectively.

Table 11.4
Future life policyholders' benefits and policyholders' contract deposits and other funds (gross of reinsurance)
in USD millions, as of December 31

	2004	2003
Future life policyholders' benefits		
Long-duration contracts	**88,755**	85,119
Short-duration contracts	**101**	92
Total	**88,856**	85,211
Policyholders' contract deposits and other funds		
Annuities	**2,035**	1,953
Universal life and other investment contracts	**12,809**	12,461
Policyholder dividends	**9,324**	7,593
Total	**24,168**	22,007

Long-duration contract liabilities included in future life policyholders' benefits result primarily from traditional participating and non-participating life insurance products. Short-duration contract liabilities are primarily accident and health insurance products. The liability for future life policyholder benefits has been established based upon the following:

- Interest rates which vary by territory, year of issuance and product.
- Mortality rates based on published mortality tables adjusted for actual experience by geographic area and modified to allow for variations in policy form.
- Surrender rates based upon actual experience by geographic area and modified to allow for variations in policy form.

The amount of policyholder dividends to be paid is determined annually by each Group life insurance company. Policyholder dividends include life policyholders' share of net income and unrealized appreciation of investments that are required to be allocated by the insurance contract or by local insurance regulations. Experience adjustments relating to future policyholders' benefits and policyholders' contract deposits vary according to the type of contract and the territory. Investment, mortality and morbidity results may be passed through by experience credits or as an adjustment to the premium mechanism, subject to local regulatory provisions.

In Switzerland, the "legal quote" legislation was adopted on April 1, 2004. It relates to the regulated pension business in Switzerland and provides for mandatory participation in profits by policyholders. A minimum dividend rate of 90% of the calculated gross surplus must be allocated to policyholders as the surplus arises, where previously such allocations occurred when bonuses were declared.

The Group accounted for the initial application of this legislation in the consolidated financial statements as of June 30, 2004, by transferring net unrealized gains on investments included in shareholders' equity of USD 226 million to insurance reserves as "Policyholders' contract deposits and other funds". In addition, the Group recorded a pre-tax charge of USD 54 million related to this change.

Guarantees arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") and annuitization options ("GAO")

The Group sells products for which policyholders bear the full investment risk associated with the underlying invested funds selected by them. Certain of these products contain guarantees for which liabilities have been recorded for additional benefits and minimum guarantees, *primarily in the subsidiary Kemper Investors Life Insurance Company which has written variable annuity contracts that provide annuitants* with certain guarantees related to minimum death and income benefits. The determination of these liabilities is based on models that involve a range of scenarios and assumptions, including those regarding expected market rates of return and volatility, contract surrender rates, annuitization elections and mortality experience. The assumptions used are consistent with those used in determining estimated gross profits for purposes of amortizing deferred acquisition costs.

The Group recorded provisions for certain guarantee features embedded in certain life insurance products for the first time as explained in note 3 on the implementation of SOP 03-01.

Table 11.5
Information on guarantee liabilities arising from minimum death benefits ("GMDB"), retirement income benefits ("GRIB") as well as annuitization options ("GAO")
in USD millions (except average age)

	2004	2003
Account balance for products with guarantee features as of December 31		
Gross	**4,074**	3,757
Ceded	**(554)**	(537)
Net	**3,520**	3,220
Amount at risk as of December 31	**2004**	2003
Gross	**735**	740
Ceded	**(284)**	(277)
Net	**451**	463
Average attained age of policyholders (in years)	**61**	61

The Group's exposure after reinsurance recoveries under these policies at the balance sheet date as of December 31, 2004 would be USD 451 million (USD 463 million as of December 31, 2003). The Group believes the crystallization of such liability is not likely.

Development of net liability recorded for additional benefits	**2004**	2003
Balance as of January 1 (opening balance)	**53**	32
Benefits incurred	**30**	27
Benefits paid	**(5)**	(6)
Balance as of December 31 (closing balance)	**78**	53

12. Income taxes

Table 12.1
Income tax expense
in USD millions, for the years ended December 31

	2004	2003
Current	**1,214**	874
Deferred	**(121)**	622
Total income tax expense	**1,093**	1,496

The Group, as a proxy for life insurance policyholders in the UK, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK life insurance policyholder earnings is included in income tax expense. The tax expense attributable to UK policyholder earnings was USD 254 million and USD 36 million for the years ended December 31, 2004 and 2003, respectively. In addition, deferred income tax on unrealized investment gains on unit-linked contracts is included as income tax expense and an accrual for future policy fees that will cover the tax charge is included in gross written premiums and policy fees revenue. Income tax is shown before reduction for the element attributable to policyholders.

Table 12.2
Expected and actual income tax expense
in USD millions, for the years ended December 31

	2004	2003
Expected income tax expense	**1,144**	1,166
Increase/(reduction) in taxes resulting from:		
Non-taxable income	**(398)**	(320)
Non-deductible expenses	**129**	122
Withholding, state and local taxes	**18**	(69)
Non-utilizable tax losses	**45**	509
Additional tax expense attributable to life insurance policyholder earnings	**154**	59
Other	**1**	29
Actual income tax expense	**1,093**	1,496

The table above illustrates the factors that cause the actual income tax expense to differ from the expected amount computed by applying the expected rate.

The expected weighted average tax rate for the Group was 30.2% and 32.3% for the years 2004 and 2003, respectively. These rates were derived by obtaining a weighted average of the applicable statutory income tax rate in relation to the operating income/loss generated in the main taxable territories in which the Group operates.

Table 12.3
Deferred income taxes
in USD millions, as of December 31

	2004	2003
Deferred tax assets		
Reserves for losses and loss adjustment expenses	**632**	787
Reserves for unearned premiums	**374**	390
Accruals not currently deductible	**176**	160
Unrealized losses on investments	**14**	125
Depreciable and amortizable assets	**174**	87
Deferred front-end-fees	**490**	423
Life policy reserves	**208**	229
Loss carryforwards	**1,550**	995
Other	**927**	874
Deferred tax assets, gross	**4,545**	4,070
Valuation allowance on deferred tax assets	**(345)**	(351)
Deferred tax assets, net of valuation allowance	**4,200**	3,719
Deferred tax liabilities		
Reserves for losses and loss adjustment expenses	**(716)**	(493)
Deferred policy acquisition costs	**(2,406)**	(2,079)
Unrealized gains on investments	**(527)**	(478)
Depreciable and amortizable assets	**(1,022)**	(1,134)
Life policy reserves	**(678)**	(490)
Insurance reserves for life insurance where the investment risk is carried by policyholders	**(232)**	(59)
Other	**(495)**	(717)
Deferred tax liabilities	**(6,076)**	(5,450)
Net deferred tax liabilities	**(1,876)**	(1,731)

The current income tax payable (net of income tax receivable) as of December 31, 2004 and December 31, 2003 was USD 971 million and USD 614 million, respectively.

As of December 31, 2004 and 2003, respectively, the Group had income tax loss carryforwards of USD 4,835 million and USD 3,251 million available (subject to various statutory restrictions) for use against future taxable income. Deferred tax assets for loss carryforwards of USD 3,300 million and USD 2,218 million were recognized as of December 31, 2004 and 2003, respectively. No deferred tax assets were recognized in respect of the remaining USD 1,535 million and USD 1,033 million as of December 31, 2004 and 2003, respectively. The majority of the income tax loss carryforwards expire after five years.

The Group's deferred tax assets and liabilities are recorded in the tax paying entities throughout the world, which may include several legal entities within each tax jurisdiction. Legal entities are grouped into a single taxpayer only when permitted by local legislation and when deemed appropriate.

The recoverability of the deferred tax asset of each tax payer is based on its ability to utilize the deferred tax asset over a reasonable period of time. This analysis considers the projected taxable income to be generated by the taxpayer, as well as the ability to offset deferred tax assets with deferred tax liabilities. As of December 31, 2004, the following taxpayer groups carry a net deferred tax asset position on their balance sheets.

Table 12.4 **Deferred tax assets by taxpayer** in USD millions, as of December 31, 2004	**Gross deferred tax assets**	**Deferred tax assets, net of valuation allowance and other tax liabilities**
Taxpayer groups		
North America Corporate group of companies	**1,444**	1,250
Centre group of companies	**555**	132
Zurich Capital Markets companies	**337**	–
UK General Insurance companies	**271**	116
Other	**204**	87

The North America Corporate group of companies has reported tax losses in three of the last four years, thus creating a significant net operating loss carryforward of approximately USD 2,280 million, which is utilizable over a 15 year period. In addition, revenue streams originated by the North America Corporate group of companies also support the recoverability of the Centre group of companies' deferred tax asset. Based on the current taxable income projections for the North America Corporate group of companies and the other taxpayer groups noted above, management believes that the carrying values of the deferred tax assets as of December 31, 2004 are fully recoverable.

13. Receivables

Table 13 **Receivables** in USD millions, as of December 31	**2004**	2003
Receivables from policyholders	**3,021**	2,634
Receivables from insurance companies, agents, brokers and intermediaries	**5,173**	5,565
Other receivables	**3,245**	3,164
Allowance for uncollectible amounts	**(278)**	(355)
Total	**11,161**	11,008

14. Reinsurance assets

Table 14 **Reinsurance assets** in USD millions, as of December 31	**2004**	2003
Reinsurers' share of insurance reserves	**21,265**	20,886
Receivable arising from ceded reinsurance	**2,112**	2,155
Allowance for uncollectible amounts	**(373)**	(371)
Total reinsurance assets	**23,004**	22,670

Ceded reinsurance arrangements do not relieve the Group from its direct obligations to its policyholders. Thus, a credit exposure exists with respect to reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. The Group holds substantial collateral as security under related reinsurance agreements in the form of deposits, securities and/or letters of credit. As of December 31, 2004 and 2003, 44% and 41%, respectively, of total reinsurance assets were collateralized.

The life insurance operations limit exposure to loss on any single life policy. Retention limits vary by territory and product line. Approximately 6.3% and 6.7% of gross written premiums and policy fees were ceded as of December 31, 2004 and 2003, respectively, for life operations, and 19.8% and 23.3% for general insurance operations as of December 31, 2004 and 2003, respectively.

Net insurance reserves were USD 224,897 million and USD 202,532 million as of December 31, 2004 and 2003, respectively, after deducting the amount of reinsurance ceded to reinsurers.

15. Deferred policy acquisition costs

Table 15 **Deferred policy acquisition costs** in USD millions	**General Insurance**		**Life Insurance**		**Other segments**[1]		**Total**	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
As of January 1 (opening balance)	**2,085**	1,895	**9,564**	8,788	**135**	179	**11,784**	10,862
Acquisition costs deferred and transfers	**2,226**	2,127	**1,571**	1,322	**(15)**	6	**3,782**	3,455
Amortization charged to income	**(2,117)**	(1,915)	**(606)**	(528)	**(42)**	(87)	**(2,765)**	(2,530)
Amortization charged to shareholders' equity	**–**	–	**(105)**	(16)	**4**	10	**(101)**	(6)
Divestments	**(14)**	(1)	**(73)**	(781)	**(1)**	–	**(88)**	(782)
Increase/(decrease) due to currency translation	**85**	(21)	**644**	779	**3**	27	**732**	785
As of December 31 (closing balance)	**2,265**	2,085	**10,995**	9,564	**84**	135	**13,344**	11,784

[1] Including eliminations of intersegment transactions.

16. Fixed assets

Table 16
Fixed assets
in USD millions, as of December 31

	2004	2003
Land held for own use	**457**	487
Buildings held for own use	**1,688**	1,820
Furniture and fixtures	**478**	558
Computer equipment	**747**	865
Other fixed assets	**644**	638
Total cost before depreciation	**4,014**	4,368
Less: accumulated depreciation	**(1,898)**	(2,062)
Total	**2,116**	2,306
Activity during the years ended December 31		
Carrying value as of January 1 (opening balance)	**2,306**	2,362
Additions, capital improvements and transfers	**239**	237
Disposals and transfers	**(316)**	(205)
Depreciation	**(247)**	(357)
Foreign currency translation effects	**134**	269
Carrying value as of December 31 (closing balance)	**2,116**	2,306

The fire insurance value of the Group's own use real estate, investment real estate and further fixed assets totaled USD 10,160 million and USD 12,173 million as of December 31, 2004 and 2003, respectively.

17. Goodwill and other intangible assets

Table 17
Intangible assets
in USD millions

	Goodwill		Present value of profits of acquired insurance contracts		Other intangible assets		Attorney-in-fact relationship		Total	
	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Carrying value as of January 1 (opening balance)	**779**	792	**1,025**	1,200	**702**	765	**1,067**	1,110	**3,573**	3,867
Additions and transfers	**47**	47	**–**	4	**135**	150	**–**	–	**182**	201
Disposals and transfers	**(31)**	(69)	**–**	(216)	**(22)**	(13)	**–**	–	**(53)**	(298)
Amortization	**(92)**	(107)	**(89)**	(63)	**(224)**	(223)	**(43)**	(43)	**(448)**	(436)
Foreign currency translation effects	**41**	116	**37**	100	**2**	23	**–**	–	**80**	239
Carrying value as of December 31 (closing balance)	**744**	779	**973**	1,025	**593**	702	**1,024**	1,067	**3,334**	3,573
Accumulated amortization as of December 31	**(598)**	(463)	**(1,334)**	(1,352)	**(1,197)**	(1,425)	**(685)**	(642)	**(3,814)**	(3,882)

18. Debt

Table 18.1
Debt
in USD millions, as of December 31

		2004	2003
a) Debt related to capital markets and banking activities			
Zurich Capital Markets	Commercial paper, due in the following year	**–**	2,113
	Notes and loans payable, due in the following year	**2,873**	2,855
	Notes and loans payable, due 2006–2014	**726**	546
	Notes and loans payable, due after 2014	**150**	150
Dunbar Bank	Short-term borrowings	**19**	136
Centre Solutions (Bermuda) Ltd.	Various debt instruments	**112**	161
Debt related to capital markets and banking activities		**3,880**	5,961
b) Senior debt			
Zurich Finance (USA), Inc.	2.75% CHF bond, due July 2006	**438**	403
	3.5% CHF bond, due July 2008	**263**	242
	4.5% EUR bond, due September 2014	**1,342**	–
Zurich International (Bermuda) Ltd.	Zero coupon CHF exchangeable bond, due July 2004	**–**	427
Kemper Corporation	Various debt instruments, due in 2009	**27**	27
Zurich Insurance Company	3.875% CHF bond, due July 2011	**880**	807
	Various borrowings and notes	**99**	94
Zurich Financial Services (UKISA)	Short-term bank borrowings	**–**	54
Other	Various short- and medium-term debt instruments	**306**	306
Senior debt		**3,355**	2,360
c) Subordinated debt			
Zurich Capital Trust I	8.376% USD Capital Securities, due June 2037	**1,000**	1,000
Zurich Finance (UK) p.l.c.	6.625% GBP bond, undated notes	**848**	795
Zurich Finance (USA), Inc.	5.75% EUR bond, due October 2023	**668**	620
Subordinated debt		**2,516**	2,415
Total senior and subordinated debt		**5,871**	4,775
Total debt		**9,751**	10,736

(a) Debt related to capital markets and banking activities
In 2003 a framework agreement was signed with BNP Paribas for the transfer of certain derivative transactions, credit facilities and related assets by Zurich Capital Markets to BNP Paribas. As of December 31, 2004, these transfers were completed and this contributed to a reduction of Zurich Capital Markets debt compared to December 31, 2003. In March 2004, all Commercial Paper outstanding under ZCM Matched Funding Corp.'s USD 2.5 billion US Commercial Paper Program matured and were fully repaid. As the program was not renewed, there were no amounts as of December 31, 2004.

As of December 31, 2004, the major part of ZCM's debt comprised a number of structured notes, most of which carried floating rate coupons. The remainder consisted of fixed rate deposits with Zurich Bank.

Dunbar Bank p.l.c., a wholly-owned banking subsidiary of Allied Dunbar Assurance p.l.c., had total outstanding borrowings of GBP 10 million and GBP 76 million at December 31, 2004 and 2003, respectively. These short-term borrowings were drawn under various committed credit facilities totaling GBP 400 million and GBP 415 million as of December 31, 2004 and 2003, respectively. Net proceeds of these funds were used to finance Dunbar Bank's lending activities.

(b) Senior debt
The Group has a Euro Medium Term Note Programme (EMTN Programme) which allows for the issuance of up to USD 4 billion of senior and subordinated notes. Issuing entities under the EMTN Programme include Zurich Finance (USA), Inc. and Zurich Finance (UK) p.l.c.

On September 17, 2004, Zurich Finance (USA), Inc. issued EUR 1 billion of 4.5% notes, due September 2014. The notes were issued under the EMTN Programme and are guaranteed by Zurich Insurance Company.

The zero coupon CHF 539 million exchangeable bond issued by Zurich International (Bermuda) Ltd. which was exchangeable into 4,800,000 registered shares of UBS AG and guaranteed by Zurich Insurance Company was due and repaid in July 2004. No exchange options were exercised over the whole term of the bond issue.

(c) Subordinated debt
The USD 1,000 million Capital Securities, issued by Zurich Capital Trust I, a wholly-owned subsidiary of Zurich Holding Company of America, will mature in 2037. The Group has the option at any time on or after June 1, 2007 to redeem the securities in whole or in part at a price of 104.188%, decreasing each year to a price of 100% on June 1, 2017.

The 6.625% GBP 450 million perpetual bond is callable in 2022 and the 5.75% EUR 500 million bond, maturing in 2023, is callable in 2013.

Table 18.2
Maturity schedule of outstanding debt
in USD millions

	2004
2005	**3,008**
2006	**652**
2007	**612**
2008	**292**
after 2008	**5,187**
Total	**9,751**

Table 18.3
Interest expense on debt
in USD millions, for the years ended December 31

	2004	2003
Debt related to capital markets and banking activities	**94**	160
Senior debt	**109**	150
Subordinated debt	**159**	135
Total	**362**	445

Loan facilities
On April 21, 2004, a USD 3 billion syndicated revolving credit facility was signed to replace the USD 1.5 billion facility, which was due to mature on May 28, 2004. The credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc. are guarantors of the facility and can draw up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively. No borrowings were outstanding as of December 31, 2004. Farmers Group, Inc. cancelled their USD 250 million credit facility, which was due to mature in September 2004.

Eagle Star Holdings Ltd.'s GBP 400 million revolving credit facility matured on August 18, 2004.

Zurich Capital Markets' USD 1.27 billion syndicated revolving credit facility which was in place as of December 31, 2003 as a backstop for the USD 2.5 billion Commercial Paper Program mentioned above, was terminated as per March 12, 2004.

In addition, there are facilities in place for Dunbar Bank as mentioned under (a) Debt related to capital markets and banking activities.

19. Other liabilities

Table 19
Other liabilities
in USD millions, as of December 31

	2004	2003
Amounts due to reinsurers, agents and other insurance companies	**3,238**	3,264
Amounts due to life policyholders	**701**	551
Other payables	**6,584**	6,675
Tax payables	**1,834**	1,159
Derivative trading liabilities	**1,300**	2,442
Deferred income and other liabilities	**1,867**	1,890
Total	**15,524**	15,981

20. Minority interests

Table 20
Minority interests
in USD millions, as of December 31

	2004	2003
Preferred securities	**407**	390
Other	**439**	579
Total	**846**	969

Minority interests include third-party equity interests, preferred securities and similar instruments issued by consolidated subsidiaries of the Group in connection with providing structured financial solutions to its customers.

In December 1999, Zurich Financial Services (Jersey) Limited, a subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement of Zurich Group Holding and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

As of December 31, 2004, and December 31, 2003, minority interests in Zurich Capital Markets ("ZCM") totaled USD nil million and USD 212 million, respectively. These minority interests primarily represented third-party equity interests in consolidated alternative investment vehicles arising from ZCM's managed asset business.

21. Shareholders' equity

Table 21.1
Common and treasury stock
number of shares, as of December 31

	2004	2003
Authorized, contingent and issued common stock, CHF 6.50 and CHF 9 par value, respectively	**156,988,783**	156,988,783
Issued common stock, CHF 6.50 and CHF 9 par value, respectively	**144,006,955**	144,006,955
Treasury stock	**298,113**	762,507

Table 21.2
Preferred securities
in USD millions, as of December 31

	2004	2003
Preferred securities, USD 1,000 par value	**1,125**	1,125

(a) Issued stock
At the Annual General Meeting of April 16, 2004, shareholders approved a share capital reduction in the form of a capital nominal value reduction of each registered share from CHF 9 to CHF 6.50. As a result of this reduction, the share capital was reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to a new total of CHF 936,045,207.50. In the previous year, shareholders approved, at the Annual General Meeting of April 30, 2003, a share capital reduction in the form of a capital nominal value reduction of each registered share from CHF 10 to CHF 9. As a result of that reduction, the share capital was reduced by CHF 144,006,955 from CHF 1,440,069,550 to CHF 1,296,062,595.

As of December 31, 2004 and 2003, Zurich Financial Services had 144,006,955 shares of CHF 6.50 par value and CHF 9 par value, respectively, common stock issued and fully paid.

(b) Authorized stock
Until June 1, 2005, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 39,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 6.50 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used: for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

(c) Contingent stock
Capital market instruments and option rights to shareholders: The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 35,631,882 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 6.50 each through (1) the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation: The share capital may be increased by an amount not exceeding CHF 9,750,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 6.50 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

(d) Preferred securities
In February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS) in the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) with a limited number of qualified institutional and corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are linked to Farmers Group, Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps). These coupon rates step up after the first call dates.

(e) Additional paid-in capital (capital reserve)
This reserve is not ordinarily available for distribution.

(f) Dividends
Dividends for Zurich Financial Services shares are declared in CHF.

(g) Dividend restrictions and capital and solvency requirements
Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general legal reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. As of December 31, 2004, the amount of the general legal reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In the United States, restrictions on payment of dividends may be imposed by the insurance laws or regulations of an insurer's state of domicile. For general insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or previous year's net income. For life, accident and health insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or the previous year's net gain from operations. Dividends paid in excess of statutory limitations require prior approval of the Insurance Commissioner of the insurer's state of domicile.

Insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for general insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims, subject to the first tranche (EUR 50 million) of premiums being at 18% and the first tranche (EUR 35 million) of claims at 26%. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of "insurance reserves for life insurance where the investment risk is carried by policyholders") plus 0.3% of the amount at risk under insurance policies. The same minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition, in certain European countries further requirements may apply.

Zurich Financial Services is further subject to certain solvency and its own fund requirements based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the Swiss Federal Office of Private Insurance on April 23, 2001.

As of December 31, 2004, the subsidiaries were substantially in compliance with applicable regulatory capital adequacy requirements.

(h) Earnings per share

Table 21.3
Earnings per share

	Net income (in USD millions)	Number of shares	Per share (USD)	Per share (CHF)[1]
2004				
Basic earnings per share	**2,587**	**143,577,437**	**18.01**	**22.34**
Effect of potentially dilutive shares related to share-based compensation plans	**–**	**1,067,047**	**(0.13)**	**(0.16)**
Diluted earnings per share	**2,587**	**144,644,484**	**17.88**	**22.18**
2003				
Basic earnings per share	2,009	142,064,985	14.14	19.00
Effect of potentially dilutive shares related to share-based compensation plans	–	1,025,296	(0.10)	(0.14)
Diluted earnings per share	2,009	143,090,281	14.04	18.86

[1] The translation from USD into CHF has been done for information purposes only at the Group's average exchange rates for the years ended December 31, 2004 and 2003, respectively.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period, excluding the weighted average number of shares held as treasury shares. Diluted earnings per share reflects the effect of potentially dilutive shares.

22. Employee benefits

The Group had 53,246 and 58,667 employees (full time equivalents) as of December 31, 2004 and 2003, respectively. Personnel and other related costs incurred for 2004 and 2003 were USD 4,462 million and USD 4,702 million, respectively.

The Group operates a number of active retirement benefit arrangements for pensions. The majority of employees belong to defined benefit plans. Other employees participate in defined contribution plans providing benefits equal solely to contributions paid plus investment returns.

The Group also operates post-employment plans, which provide employees with certain defined post-employment benefits other than pensions; the major plans are in the United States.

The summary of the status of the defined benefit plans and other defined post-employment benefits is given below.

(a) Defined benefit plans

Defined benefit pension plans: Employees of the Group's operating companies are covered under various pension plans. Certain companies run defined benefit plans, some of which provide benefits related to final pensionable earnings and others provide cash balance plans, where the participants receive the benefit of annual contributions and a credit for the investment return achieved on the assets. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. Benefits are generally based on the employees' years of credited service and average compensation in the years preceding retirement. Annual funding requirements are determined based on actuarial cost methods.

Most of the Group's defined benefit plans are funded through the Group making contributions to trusts or foundations independent of the Group's finances. In these cases, the annual funding requirements are determined in accordance with local funding and actuarial cost methods. Where plans are not specifically funded, for example, as is usual in the case of pension plans in Germany, a liability for the accrued pension obligations is recognized in the Group's balance sheet.

Other defined post-employment benefits: Certain of the Group's operating companies provide a post-employment benefit program for medical care and life insurance. Eligibility in the various plans is generally based on completing a specified period of eligible service and reaching a specified age. The programs pay a stated percentage of medical expenses reduced by deductibles and other coverage. The cost of post-employment benefits is accrued during the employees' service period. The method of accounting and the frequency of valuations are similar to those for defined benefit pension plans.

Table 22.1
Weighted average assumptions used in determining the actuarial liabilities
as of December 31

	Defined benefit pension plans		Other defined post-employment benefits	
	2004	2003	**2004**	2003
Discount rate	**5.1%**	5.3%	**5.7%**	5.7%
Expected long-term rate of return on assets	**6.1%**	6.1%	**5.0%**	6.6%
Future salary increases	**3.8%**	3.8%	**3.7%**	4.1%
Future pension increases	**2.3%**	1.7%	**–**	–
Increase in long-term health cost	**–**	–	**9.5%**	9.3%

Table 22.2 **Status of funded defined benefit plans** in USD millions, as of December 31	**Defined benefit pension plans**		**Other defined post-employment benefits**	
	2004	2003	**2004**	2003
Present value of obligations	**(10,640)**	(8,562)	**(104)**	(108)
Fair value of plan assets	**8,451**	7,256	**17**	22
Funded status	**(2,189)**	(1,306)	**(87)**	(86)
Unrecognized net actuarial losses	**2,457**	1,708	**20**	27
Asset/(liability) as of December 31	**268**	402	**(67)**	(59)

The funded status discloses the balance of pension plan assets at current fair values less the pension liability at current conditions. Pensions, however, are long-term by nature. Short-term variations between long-term actuarial assumptions and actual experience may be positive or negative, i.e. resulting in actuarial gains or losses. In principle, such actuarial gains or losses are not recognized under IAS 19 as it is expected that such actuarial gains and losses will equalize over time. Only unrecognized actuarial gains or losses exceeding certain "corridors" as defined in IAS 19 are amortized through the operating statement (see table 22.4 below, "Net actuarial losses recognized in year").

The funded status of the Group's funded defined benefit plans moved from a deficit of USD 1,306 million as of December 31, 2003 to a deficit of USD 2,189 million as of December 31, 2004. Pension plans in the UKISA region accounted for substantially all of the movement in the balances. The increase in the present value of the pension obligations in UKISA, which increased greater proportionally than the fair value of plan assets thus impacting the funded status, is due to changes in actuarial assumptions about future pension benefits. The funded status was further impacted by the pension contribution holiday in the UK which continued in 2004, during which time pension assets of approximately USD 140 million were liquidated to pay benefits without new contributions added to plan assets. Foreign exchange movements also had a total impact on the funded status of the Group's funded defined benefit plans in Switzerland and the UKISA region of approximately USD 72 million.

Table 22.3 **Status of unfunded defined benefit plans** in USD millions, as of December 31	**Defined benefit pension plans**		**Other defined post-employment benefits**	
	2004	2003	**2004**	2003
Present value of obligations	**(894)**	(775)	**(224)**	(199)
Unrecognized net actuarial losses	**55**	5	**66**	63
Unrecognized prior service cost	**–**	–	**(1)**	(2)
Liability as of December 31	**(839)**	(770)	**(159)**	(138)

The summary of the amounts recognized in the consolidated operating statements is given below.

Table 22.4 **Components of net periodic expenses** in USD millions, for the years ended December 31	**Defined benefit pension plans**		**Other defined post-employment benefits**	
	2004	2003	**2004**	2003
Current service cost	**(351)**	(332)	**(8)**	(5)
Interest cost	**(520)**	(460)	**(17)**	(13)
Expected return on plan assets	**475**	417	**1**	1
Net actuarial losses recognized in year	**(106)**	(137)	**(5)**	(2)
Past service cost	**(11)**	(1)	**–**	(2)
Gains on curtailment or settlement	**15**	13	**–**	–
Net periodic pension expense	**(498)**	(500)	**(29)**	(21)

The actual returns on defined benefit pension plan assets for the years ended December 31, 2004 and 2003 were USD 637 million and USD 778 million, respectively. The actual returns on other defined post-employment plan assets were USD nil million and USD 1 million for the years ended December 31, 2004 and 2003, respectively.

The summary of the balance sheet movements in relation to defined benefit plans and other defined post-employment benefits is given below.

Table 22.5 **Summary of balance sheet movements** in USD millions	**Defined benefit pension plans**		**Other defined post-employment benefits**	
	2004	2003	**2004**	2003
Liability as of January 1 (opening balance)	**(368)**	(182)	**(197)**	(186)
Current year expense	**(498)**	(500)	**(29)**	(21)
Contributions paid	**303**	381	**6**	4
Divestments	**24**	18	**–**	13
Foreign currency translation effects	**(32)**	(85)	**(6)**	(7)
Liability in the consolidated balance sheets as of December 31 (closing balance)	**(571)**	(368)	**(226)**	(197)

(b) Defined contribution pension plans
Certain of the Group's operating companies sponsor various defined contribution plans. Eligibility for participation in the various plans is either based on completion of a specified period of continuous service or date of hire. The plans provide for voluntary contributions by employees and contributions by employer which typically range from 3% to 15% of annual salaries, depending on the employees' years of service. The Group's contributions under these plans amounted to USD 13 million and USD 12 million in 2004 and 2003, respectively.

23. Share-based compensation and cash incentive plans

The Group has adopted various share-based compensation and cash incentive plans to attract, retain and motivate executives and employees. The plans are designed to reward employees for their contribution to the performance of the Group and to encourage employee share ownership. Share-based compensation plans include plans under which shares and options to purchase shares, based on the performance of the businesses, are awarded. Share-based plans are based on the provision of Zurich Financial Services shares.

(a) Cash incentive plans
Various businesses throughout the Group operate short-term incentive programs for executives, management and, in some cases, for employees of that business unit. Awards are made in cash, based on the accomplishment of both organizational and individual performance objectives. The expenses recognized for these cash incentive plans amounted to USD 242 million and USD 213 million for the years ended December 31, 2004 and 2003, respectively.

(b) Share-based compensation plans for employees
The Group encourages employees to own shares of Zurich Financial Services and has set up a framework based on the implementation of either share options and/or performance share programs. Actual plans are tailored to meet local market requirements.

Table 23.1
Expenses recognized in the operating statements
in USD millions, for the years ended December 31

	2004	2003
Total option-based expenses	**23**	10
Total share-based expenses	**45**	41
Total expenses	**68**	51

The explanations below give a more detailed overview of the plans of the Group.

Share option plans for UK employees
UK Sharesave Plan: The plan is open to employees in the United Kingdom. Participants enter into a savings contract with a bank for the accumulation of contributions of between GBP 5 and GBP 250 per month for a period of three or five years. An interest bonus is credited at the end of the savings period. Participants are granted options to acquire Zurich Financial Services shares at a pre-determined price, which is not less than 80% of the market price prior to grant. Options under the plan can normally be exercised for a period of six months after the end of the savings period. Early exercise, limited to the value of shares that can be acquired with accrued savings, is permitted in certain circumstances. There were a total of 2,409 and 3,303 participants in this plan as of December 31, 2004 and 2003, respectively. The first grants were made in March 1999.

Allied Dunbar Share Option Plan: Inland Revenue unapproved share options were granted to selected managers and franchisees in the United Kingdom. Vesting is over a maximum five-year period with an exercise period of six months after vesting occurs. Participants have the right to acquire Zurich Financial Services shares at the exercise price determined at the day of grant. The first grants were made in February 2000 and based on performance achievements, additional grants were made in 2002, 2003 and 2004. All grants under this plan vested on December 31, 2004. There were a total of 492 and 1,232 participants in this plan as of December 31, 2004 and 2003, respectively.

Employee share plans
Share Incentive Plan for employees in the UK: In June 2003, the Group established an Inland Revenue approved Share Incentive Plan and launched the partnership shares element of this plan. This plan enabled participating employees to make monthly purchases of Zurich Financial Services shares at the ruling market price out of their gross earnings. There were 500 and 507 participants in the plan as of December 31, 2004 and 2003 respectively. The Group also launched reward shares, the profit-sharing element of the Share Incentive Plan in March 2004 with share allocations being made in May 2004. The awards were based on the performance of the participating employee's business units for the year, subject to a maximum award of 5% of participant's base salary (before any flexible benefit adjustments) or GBP 3,000. The total number of participating employees as of December 31, 2004, was 6,149.

Share Incentive Plans for employees in Switzerland: In 2004, a new Employee Incentive Plan was introduced for employees in Switzerland that combined the features of the annual cash-based incentive plan and the previous employee performance share plan. Under this new plan employees who receive an incentive payment under the Employee Incentive Plan have the option to acquire sales-restricted shares at a 30% discount on the market value, with the maximum value of the discount being CHF 1,500. During 2004, 6,115 employees participated in the Employee Incentive Plan. As of December 31, 2004, 4,613 employees received shares under the 2003 employee performance share plan.

(c) Share based compensation plans for executives
The Group operates long-term incentive plans for selected executives. These plans comprise the allocation of a target number of share options grants and/or shares grants with the vesting of these option/share grants being subject to the achievement of specific financial performance goals. The Group can also make Restricted Share grants to selected employees, which provide share awards if the individual remains employed with the Group on selected dates in the future.

Senior executive Group long-term incentive plans
Senior Executives are granted annually performance options and performance shares which vest on an annual basis over the subsequent three year period. The actual level of vesting, which can be between 0% and 150% of the original number granted, depends on the performance of the Group during the previous calendar year. The current performance metrics are the Group's return on equity (ROE) and the positioning of the Group's total shareholder return against an international peer group of insurance companies. One-half of the shares that actually vest are sales-restricted/deferred for a further period of three years. The options have a 7 year term from the date of grant. Grants under the plan are made annually on April 3. The actual number of performance options and performance shares granted is determined such that the economic value is a defined percentage of the annual salary in the year of allocation. During 2004 and 2003, a total of 186 and 184 participants were granted shares and options under this plan.

Executive long-term performance share plans
Annually, selected executives are granted annually performance shares which vest over a period of three years, either on an annual basis or at the end of the three year period. Specific performance parameters are established for each of the Business Divisions and include, for example, return on equity or business operating profit objectives. The actual number of performance shares granted at the beginning of the performance period is determined such that the economic value is defined percentage of the annual salary in the year of allocation. Actual awards under these plans are made fully in shares of Zurich Financial Services, of which 50% are sales-restricted/deferred for a further period of three years. There were a total of 535 and 497 participants in this plan as of December 31, 2004 and 2003, respectively.

(d) Further information on share and option plans

Table 23.2
Movements in options granted under the various equity participation plans

	Number of shares under option 2004	Number of shares under option 2003	Weighted average exercise price[1] (in CHF) 2004	Weighted average exercise price[1] (in CHF) 2003
Outstanding as of January 1	**1,795,120**	1,554,177	**340**	445
Options granted	**477,022**	597,894	**202**	121
Options forfeited	**(260,671)**	(356,951)	**397**	435
Options exercised	**(24,692)**	–	**121**	n/a
Expired during period	**(111,763)**	–	**405**	n/a
Outstanding as of December 31	**1,875,016**	1,795,120	**297**	340
Exercisable as of December 31	**693,892**	138,004	**407**	698

[1] Only fixed exercise prices were applied.

As certain plan participants elected in 2002 to take their option award in the form of Share Appreciation Rights, the above table includes in the number of shares under option, outstanding as of December 31, 2004, 77,234 shares under option which will be settled through cash payments rather than through actual shares.

The average share price for Zurich Financial Services shares in 2004 and 2003 was CHF 188.76 and CHF 154.65, respectively.

Table 23.3
Range of exercise prices of options outstanding as of December 31, 2004
in CHF

	Weighted average contractual life in years	Weighted average remaining expected life in years
100– 400	**6.8**	**5.2**
401– 700	**6.5**	**2.2**
701–1,000	**6.7**	**1.0**

Table 23.4
Options and shares granted during the period

	Number 2004	Number 2003	Weighted average fair value at grant date (in CHF) 2004	Weighted average fair value at grant date (in CHF) 2003
Shares granted during the period	**384,420**	530,341	**213**	121
Options granted during the period[1]	**477,022**	597,894	**67**	47

[1] Number of options granted is shown as the number of shares under option granted during the period.

Additional information
The shares and options granted during the period are the target allocations made under the performance option and the performance share plans together with any restricted share awards granted during the year. Whether these grants become vested or not will depend upon whether the performance achievements are met and the expense is then adjusted accordingly.

The fair value of the options granted to senior executives is estimated using the Black-Scholes option pricing model, with the following assumptions.

Table 23.5

Black-Scholes assumptions	**2004**	2003
Share price	**CHF 213.25**	CHF 120.50
Exercise price	**CHF 213.25**	CHF 120.50
Implied volatility	**31.75%**	41.00%
Risk-free interest rate	**2.47%**	2.34%
Expected dividend rate	**1.50%**	1.50%
Contracted option life	**7 years**	7 years

The risk-free interest rate was determined by using the seven year CHF swap rate for 2004 and 2003, respectively. The fair value of any other share options granted during the year has been determined using the same methodology.

24. Related party transactions

In the normal course of business, the Group enters into various transactions with related companies, including various reinsurance and cost-sharing arrangements. These transactions are not considered material to the Group, either individually or in the aggregate. Parties are considered to be related if one party has the ability to control or exercise significant influence over the other party in making financial or operational decisions. The table below sets forth related party transactions reflected in the consolidated balance sheets and consolidated operating statements.

Table 24

Related party transactions
in USD millions

	2004	2003
Consolidated operating statements for the years ended December 31		
Net earned premiums and policy fees	**7**	1
Net investment income	**105**	96
Other income/(expense)	**(9)**	11
Losses and loss adjustment expenses	**(11)**	(7)
Consolidated balance sheets as of December 31		
Policyholders' collateral and other loans	**23**	32
Reinsurance assets	**1**	4
Other receivables	**2**	11
Reserves for losses and loss adjustment expenses	**(4)**	(4)

Outstanding loans and guarantees granted to members of the Group Executive Committee amounted to USD 3 million for both years ended December 31, 2004 and 2003. No outstanding loans or guarantees were granted to directors of Zurich Financial Services for either of the years ended December 31, 2004 and 2003. The term "directors" and "members of the Group Executive Committee" in this context includes the individual as well as members of their respective households. Remuneration paid to the members of the Board of Directors of Zurich Financial Services in 2004 and 2003 were USD 2.0 million and USD 1.9 million, respectively.

25. Farmers Exchanges

Farmers Group, Inc. and its subsidiaries ("FGI") provide certain non-claims related management services to the Farmers Exchanges. In addition, the Group has the following relationships with the Farmers Exchanges.

Certificates of contribution and surplus notes of the Farmers Exchanges
As of December 31, 2004 and 2003, FGI and other Group companies held the following surplus note and certificates of contribution of the Farmers Exchanges. Originally these were purchased by FGI in order to supplement the policyholders' surplus of the Farmers Exchanges.

in USD millions	**2004**	2003
6.15% surplus note, due December 2013 (in 2003: 8.5%, due February 2005)	**88**	88
6.15% certificates of contribution, due December 2013	**524**	–
6.15% certificates of contribution, due August 2014 (in 2003: 7.85%, due March 2010)	**296**	370
6.00% certificates of contribution, due September 2006	**107**	557
Various other certificates of contribution	**23**	23

Conditions governing payment of interest and repayment of principal are outlined in the certificates of contribution and the surplus note. Generally, repayment of principal may be made only when the issuer has an appropriate amount of surplus, and then only after approval is granted by the issuer's governing Board and the appropriate state insurance regulatory department. In addition, payment of interest may generally be made only when the issuer has an appropriate amount of surplus and then only after approval is granted by the appropriate state insurance regulatory department.

Quota share reinsurance treaties with the Farmers Exchanges

The Farmers Exchanges have Quota Share reinsurance treaties with Farmers Reinsurance Company ("Farmers Re"), a wholly owned subsidiary of FGI, and Zurich Insurance Company ("ZIC").

With effect from January 1, 2004, Farmers Re assumes annually USD 200 million (USD 200 million in 2003) and ZIC assumes USD 800 million (USD 1,200 million in 2003) of gross written premiums under an Auto Physical Damage ("APD") Quota Share reinsurance agreement with the Farmers Exchanges.

Effective December 31, 2002, Farmers Re and ZIC entered into a 10% All Lines Quota Share reinsurance treaty with the Farmers Exchanges under which each reinsured a percentage of all lines of business written by the Farmers Exchanges. Under this treaty, Farmers Re assumes a 2% quota share of the premiums written and the ultimate net losses sustained in all lines of business written by the Farmers Exchanges (ZIC reinsures 8% under this agreement after the APD reinsurance treaty has been applied). Losses assumed are subject to a maximum combined ratio of 112.5% (except in Texas where they are subject to a combined ratio of 116.2%) as well as USD 800 million of catastrophe losses and a minimum combined ratio of 93.5%. The reinsurance agreement, which can be terminated after 60 days notice by any of the parties, also provides for the Farmers Exchanges to receive a provisional ceding commission of 22% of premiums for acquisition expenses and 14.1% of premiums for other expenses with additional experience commissions that depend on loss experience. As of December 31, 2004, this All Lines Quota Share reinsurance treaty was increased from 10% to 12%.

For the year ended December 31, 2004, Group companies assumed USD 1,269 million of gross written premiums (USD 1,056 million in the prior year) from the Farmers Exchanges under this treaty.

In addition, effective December 31, 2002, Farmers Re and ZIC entered into a 20% Personal Lines Auto Quota Share reinsurance treaty with the Farmers Exchanges under which each reinsured a percentage of the personal lines auto business written by the Farmers Exchanges. Under this treaty, Farmers Re assumes a 4% quota share of the premiums written and the ultimate net losses sustained in the personal lines auto liability and physical damage lines written by the Farmers Exchanges after all other reinsurance treaties are applied (ZIC reinsures 16% under this agreement). Losses assumed are subject to a maximum combined ratio of 112.5% as well as USD 150 million of catastrophe losses and a minimum combined ratio of 97.0%. The reinsurance agreement, which can be terminated after 60 days notice by any of the parties, also provides for the Farmers Exchanges to receive a provisional ceding commission of 20% of premiums for acquisition expenses and 17.2% of premiums for other expenses with additional experience commissions that depend on loss experience.

For the year ended December 31, 2004, Group companies assumed USD 859 million of gross written premiums (USD 1,019 million in the prior year) from the Farmers Exchanges under this treaty.

Effective December 31, 2004, this 20% Personal Lines Auto Quota Share reinsurance treaty was cancelled and unearned premiums (USD 338 million) net of acquisition costs (USD 68 million) were transferred to the Farmers Exchanges.

26. Commitments and contingencies

The Group has provided guarantees or commitments to external parties, associates, partnerships and joint ventures. These arrangements include commitments under certain conditions to make liquidity advances to cover delinquent principal and interest payments, make capital contributions or provide equity financing.

Table 26.1
Quantifiable commitments and contingencies
in USD millions, as of December 31

	2004	2003
Commitments under investment agreements	**3,642**	3,638
Less funded	**(2,785)**	(2,349)
Remaining commitments under investment agreements	**857**	1,289
Guarantees[1], surety bonds, letters of credit	**3,168**	2,824
Future rent commitments	**1,619**	1,673
Undrawn loan commitments (capital markets and banking activities)	**570**	1,577
Other commitments and contingent liabilities	**271**	1,082

[1] Guarantee features embedded in life insurance products are not included. For such guarantee features refer to note on insurance reserves.

Commitments under investment agreements

The Group has committed to contribute capital to subsidiaries, associates and third parties that engage in making investments in direct private equity, private equity funds, emerging market funds and hedge funds. Included in the remaining commitments is USD 473 million to Capital Z Investments II, L.P., USD 167 million to Capital Z Investments, L.P. and USD 116 million to Gresham. Part of these commitments may be called at any time and in any amount, based on various criteria. The remaining commitments also include a minimum allocation for hedge fund investments.

Guarantees, surety bonds, letters of credit

The Group knows of no event of default that would require it to satisfy guarantees. Irrevocable letters of credit and surety bonds were issued to secure certain reinsurance contracts.

Future rent commitments
The Group has entered into various operating leases as lessee for office space and certain computer and other equipment. Rent expenses for these items totaled USD 190 million and USD 197 million for the years ended December 31, 2004 and 2003, respectively.

Table 26.2
Future payments under non-cancellable operating leases with terms in excess of one year
in USD millions

	Rental payments
2005	205
2006	186
2007	172
2008	157
2009	136
2010 and thereafter	763
Total	**1,619**

The Group also leases its real estate held for investment to outside parties under operating leases.

Indemnity agreements
The Group, through certain of its subsidiaries, has agreed to arrangements that cap Converium's net exposure for losses arising out of the September 11, 2001 event at USD 289 million. Additionally, the Group has provided Converium with coverage for net losses in excess of USD 59 million, including non-performance of the retrocessionaire, related to Amerisafe business ceded to the Unicover pool. As of December 31, 2004, the Group has recorded provisions in respect of both arrangements of USD 162 million and USD 13 million, respectively.

Pledged assets
Total assets pledged including securities pledged in respect of securities repurchase agreements amounted to USD 5,048 million and USD 4,133 million as of December 31, 2004 and December 31, 2003, respectively. Assets pledged were financial assets.

Other contingent liabilities
The Group has received notices from various tax authorities asserting deficiencies in taxes for various years. The Group believes that it has meritorious legal defenses to those claims and believes that the ultimate outcome of the cases will not result in a material impact on the Group's consolidated results of operation or financial position.

In common with other groups with life assurance businesses in the United Kingdom, the Group remains exposed to a number of Conduct of Business issues which are currently under review by the UK Financial Services Authority. While provisions are maintained which reflect management's evolving best estimate of the probable costs and expenses of resolving these matters, significant uncertainty regarding the ultimate costs remains. The main area of uncertainty concerns sales advice related complaints. The key assumptions used to derive the complaint provision are the volume of complaints, both those already recorded and an assumption as to the future complaint levels, the percentage of complaints which will be successful (the uphold rate), the average redress payable per complaint and the expenses of reviewing each case or complaint. The assumptions used to set the provision have been based on actual experience over the past three years weighted towards more recent experience.

In 2003, the Group completed the divestments of various asset management operations. As part of these agreements, the Group has guaranteed certain minimum levels of "assets under management" to the acquirers. The guarantees provide that if the "assets under management" fall below those defined levels under certain conditions, the Group may be required to compensate for these shortfalls. The compensation is limited to the considerations received and the Group does not believe any such compensation to be probable.

Litigation
The Group and its subsidiaries are continuously involved in legal proceedings, claims and litigation arising, for the most part, in the ordinary course of its business operations. The Group and its subsidiaries are also involved in a number of regulatory investigations. These investigations involve certain business practices between insurance brokers and insurance companies, the purchase and sale of "non traditional" products, certain reinsurance transactions engaged in by the Group and its subsidiaries and other matters. The Group has been conducting its own internal reviews with respect to these matters and is cooperating fully in these investigations.

The outcome of such current legal proceedings, claims, litigation and investigations could have a material effect on operating results and/or cash flows when resolved in a future period. However, in the opinion of management these matters would not materially affect the Group's consolidated financial position.

27. Segment information

Table 27.1
Operating statements by business segment
in USD millions, for the years ended December 31

	General Insurance		Life Insurance	
	2004	2003	**2004**	2003
Revenues				
Direct written premiums and policy fees	**32,838**	30,944	**10,876**	11,547
Assumed written premiums	**4,800**	5,306	**103**	78
Gross written premiums and policy fees	**37,638**	36,250	**10,979**	11,625
Less premiums ceded to reinsurers	**(7,440)**	(8,460)	**(695)**	(777)
Net written premiums and policy fees	**30,198**	27,790	**10,284**	10,848
Net change in reserves for unearned premiums	**(38)**	(652)	**3**	35
Net earned premiums and policy fees	**30,160**	27,138	**10,287**	10,883
Management fees	**–**	–	**17**	156
Net investment income	**2,425**	1,952	**6,224**	5,883
Net capital gains on investments and impairments	**87**	278	**4,525**	4,380
Net gain/(loss) on divestments of businesses	**(34)**	(89)	**37**	427
Other income	**517**	451	**853**	861
Total revenues	**33,155**	29,730	**21,943**	22,590
Intersegment transactions	**(361)**	(227)	**(369)**	7
Benefits, losses and expenses				
Losses and loss adjustment expenses, net of reinsurance	**23,249**	19,617	**89**	76
Life insurance death and other benefits, net of reinsurance	**118**	206	**12,166**	9,303
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	**9**	8	**(2,075)**	1,820
Insurance benefits and losses, net of reinsurance	**23,376**	19,831	**10,180**	11,199
Policyholder dividends and participation in profits, net of reinsurance	**9**	11	**6,754**	5,861
Underwriting and policy acquisition costs, net of reinsurance	**5,361**	4,715	**1,361**	1,271
Administrative and other operating expenses	**2,557**	2,403	**1,243**	1,528
Amortization of intangible assets	**106**	101	**230**	176
Interest expense on debt	**138**	187	**33**	49
Interest credited to policyholders and other interest	**150**	118	**755**	885
Total benefits, losses and expenses	**31,697**	27,366	**20,556**	20,969
Net income/(loss) before income taxes and minority interests	**1,458**	2,364	**1,387**	1,621
Net income/(loss)	**1,427**	1,779	**873**	1,148
Supplementary segment information				
Losses and loss adjustment expenses paid, net	**16,639**	15,184	**92**	94
Significant non-cash expenses:				
Depreciation and impairments of fixed assets	**101**	171	**68**	101
Amortization and impairments of intangible assets	**106**	101	**230**	176

Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
–	–	**452**	224	**16**	32	**13**	34	**44,195**	42,781
–	–	**906**	1,475	**661**	570	**(1,361)**	(1,405)	**5,109**	6,024
–	–	**1,358**	1,699	**677**	602	**(1,348)**	(1,371)	**49,304**	48,805
–	–	**(183)**	(202)	**(655)**	(578)	**1,348**	1,371	**(7,625)**	(8,646)
–	–	**1,175**	1,497	**22**	24	**–**	–	**41,679**	40,159
–	–	**159**	62	**1**	(7)	**–**	–	**125**	(562)
–	–	**1,334**	1,559	**23**	17	**–**	–	**41,804**	39,597
1,985	1,885	**26**	24	**11**	8	**(9)**	(11)	**2,030**	2,062
86	77	**798**	892	**468**	422	**(887)**	(831)	**9,114**	8,395
1	–	**206**	342	**115**	180	**–**	–	**4,934**	5,180
–	–	**32**	13	**53**	–	**–**	–	**88**	351
12	–	**235**	261	**674**	338	**(583)**	(288)	**1,708**	1,623
2,084	1,962	**2,631**	3,091	**1,344**	965	**(1,479)**	(1,130)	**59,678**	57,208
(118)	(108)	**(382)**	(427)	**(249)**	(375)	**1,479**	1,130	**–**	–
–	–	**138**	1,341	**30**	213	**(36)**	(119)	**23,470**	21,128
–	–	**722**	597	**28**	41	**8**	90	**13,042**	10,237
–	–	**70**	133	**(23)**	(72)	**7**	5	**(2,012)**	1,894
–	–	**930**	2,071	**35**	182	**(21)**	(24)	**34,500**	33,259
–	–	**251**	348	**–**	(175)	**–**	–	**7,014**	6,045
–	–	**514**	458	**7**	1	**–**	–	**7,243**	6,445
915	854	**387**	618	**766**	633	**(552)**	(257)	**5,316**	5,779
92	90	**12**	15	**8**	54	**–**	–	**448**	436
–	46	**142**	170	**778**	723	**(729)**	(730)	**362**	445
–	2	**248**	275	**33**	27	**(177)**	(119)	**1,009**	1,188
1,007	992	**2,484**	3,955	**1,627**	1,445	**(1,479)**	(1,130)	**55,892**	53,597
1,077	970	**147**	(864)	**(283)**	(480)	**–**	–	**3,786**	3,611
686	604	**96**	(1,012)	**(495)**	(510)	**–**	–	**2,587**	2,009
–	–	**818**	1,276	**(2)**	80	**(32)**	(118)	**17,515**	16,516
40	43	**11**	28	**27**	14	**–**	–	**247**	357
92	90	**12**	15	**8**	54	**–**	–	**448**	436

Table 27.2
Assets and liabilities by business segment
in USD millions, as of December 31

	General Insurance		Life Insurance	
	2004	2003	**2004**	2003
Total investments	**67,727**	56,862	**170,611**	153,628
Investments held on account and at risk of life insurance policyholders	**–**	6	**8,272**	6,916
Reinsurance assets	**16,670**	17,128	**1,787**	1,105
Deposits made under assumed reinsurance contracts	**1,786**	1,683	**24**	9
Deferred policy acquisition costs	**2,265**	2,085	**10,995**	9,564
Goodwill	**164**	184	**514**	524
Other related intangible assets[1]	**–**	–	**973**	1,025
Other assets	**12,985**	12,575	**11,365**	11,984
Total assets after consolidation of investments in subsidiaries	**101,597**	90,523	**204,541**	184,755
Reserves for losses and loss adjustment expenses, gross	**54,121**	45,337	**116**	85
Reserves for unearned premiums, gross	**14,008**	13,470	**147**	131
Future life policyholders' benefits, gross	**174**	157	**86,510**	82,642
Policyholders' contract deposits and other funds, gross	**1,038**	1,058	**16,251**	13,968
Reserves for unit-linked products, gross	**–**	–	**61,034**	51,127
Insurance reserves, gross	**69,341**	60,022	**164,058**	147,953
Insurance reserves for life insurance where the investment risk is carried by policyholders	**–**	–	**8,345**	7,004
Debt related to capital markets and banking activities	**–**	–	**–**	–
Senior debt	**8,508**	7,585	**679**	1,488
Subordinated debt	**–**	–	**–**	–
Other liabilities	**13,542**	13,067	**19,129**	18,472
Total liabilities	**91,391**	80,674	**192,211**	174,917

[1] Other related intangible assets consists of present value of profits of acquired insurance contracts and attorney-in-fact relationship.

Supplementary segment information				
Reserves for losses and loss adjustment expenses, net	**41,079**	31,986	**95**	76
Reserves for unearned premiums, net	**11,776**	11,215	**145**	129
Future life policyholders' benefits, net	**174**	159	**85,195**	82,002
Policyholders' contract deposits and other funds, net	**1,011**	1,043	**16,144**	13,844
Reserves for unit-linked products, net	**–**	–	**61,034**	51,127
Insurance reserves, net	**54,040**	44,403	**162,613**	147,178

Farmers Management Services		Other Businesses		Corporate Center		Eliminations		Total	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
2,547	2,219	**18,927**	21,361	**16,176**	14,644	**(24,829)**	(22,967)	**251,159**	225,747
–	–	**15,917**	15,058	**–**	–	**–**	–	**24,189**	21,980
441	429	**6,457**	7,250	**639**	385	**(2,990)**	(3,627)	**23,004**	22,670
–	–	**1,516**	1,931	**54**	51	**(68)**	(66)	**3,312**	3,608
–	–	**83**	137	**1**	1	**–**	(3)	**13,344**	11,784
–	–	**60**	64	**6**	7	**–**	–	**744**	779
1,024	1,067	**–**	–	**–**	–	**–**	–	**1,997**	2,092
708	767	**2,786**	4,721	**2,406**	2,196	**(1,916)**	(3,261)	**28,334**	28,982
4,720	4,482	**45,746**	50,522	**19,282**	17,284	**(29,803)**	(29,924)	**346,083**	317,642
–	–	**4,376**	7,813	**624**	715	**(1,424)**	(2,882)	**57,813**	51,068
–	–	**261**	481	**148**	115	**(330)**	(253)	**14,234**	13,944
–	–	**2,343**	2,146	**619**	674	**(790)**	(408)	**88,856**	85,211
–	–	**7,199**	7,354	**–**	–	**(320)**	(373)	**24,168**	22,007
–	–	**57**	61	**–**	–	**–**	–	**61,091**	51,188
–	–	**14,236**	17,855	**1,391**	1,504	**(2,864)**	(3,916)	**246,162**	223,418
–	–	**15,916**	15,059	**–**	–	**–**	–	**24,261**	22,063
–	–	**5,010**	6,321	**–**	–	**(1,130)**	(360)	**3,880**	5,961
–	–	**103**	191	**16,530**	14,288	**(22,465)**	(21,192)	**3,355**	2,360
–	429	**–**	–	**3,749**	3,398	**(1,233)**	(1,412)	**2,516**	2,415
1,389	1,379	**8,542**	9,942	**2,391**	1,706	**(2,111)**	(3,044)	**42,882**	41,522
1,389	1,808	**43,807**	49,368	**24,061**	20,896	**(29,803)**	(29,924)	**323,056**	297,739

–	–	**2,154**	4,737	**151**	219	**(5)**	(5)	**43,474**	37,013
–	–	**202**	390	**9**	9	**5**	44	**12,137**	11,787
(199)	(194)	**1,939**	1,788	**593**	577	**5**	4	**87,707**	84,336
(242)	(235)	**3,633**	3,676	**–**	–	**(58)**	(120)	**20,488**	18,208
–	–	**57**	61	**–**	–	**–**	–	**61,091**	51,188
(441)	(429)	**7,985**	10,652	**753**	805	**(53)**	(77)	**224,897**	202,532

Table 27.3
Premiums, revenues and assets by geographical segment
in USD millions

	Gross written premiums and policy fees for the years ended		Revenues for the years ended		Assets as of December 31	
	2004	2003	**2004**	2003	**2004**	2003
North America Corporate	**15,709**	15,476	**11,530**	10,001	**43,589**	36,549
North America Consumer	**3,696**	4,204	**6,046**	6,342	**15,576**	14,671
Continental Europe	**18,278**	18,267	**20,828**	20,529	**120,698**	113,070
UKISA	**8,733**	7,998	**15,849**	14,579	**117,180**	100,149
Rest of the World	**2,834**	2,851	**2,393**	2,176	**10,777**	10,428
Centrally Managed Businesses	**2,508**	3,078	**3,970**	4,213	**58,056**	61,366
Eliminations	**(2,454)**	(3,069)	**(938)**	(632)	**(19,793)**	(18,591)
Total	**49,304**	48,805	**59,678**	57,208	**346,083**	317,642

Table 27.4
Purchases of fixed and intangible assets by geographical segment
in USD millions, for the years ended December 31

	Fixed assets		Intangible assets	
	2004	2003	**2004**	2003
North America Corporate	**10**	47	**44**	31
North America Consumer	**56**	39	**9**	54
Continental Europe	**25**	66	**84**	58
UKISA	**35**	31	**11**	5
Rest of the World	**16**	6	**11**	4
Centrally Managed Businesses	**97**	48	**23**	49
Total	**239**	237	**182**	201

Significant subsidiaries

as of December 31, 2004

	Domicile	Segment[1]	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)	
Australia						
Zurich Australia Ltd.	Sydney	Life Insurance	100.00	100.00	AUD	10.0
Zurich Australian Insurance Limited	Sydney	General Insurance	100.00	100.00	AUD	97.1
Austria						
Zürich Versicherungs-Aktiengesellschaft	Vienna	General Insurance	99.98	99.98	EUR	12.0
Bermuda						
B G Investments Limited	Hamilton	Corporate Center	100.00	100.00	USD	0.3
Centre Group Holdings Limited	Hamilton	Other Businesses	100.00	100.00	USD	0.3
CMSH Limited	Hamilton	Corporate Center	100.00	100.00	USD	0.3
Lanner Re Limited	Hamilton	Corporate Center	10.00	100.00	USD	144.4
ZCM Holdings (Bermuda) Limited	Hamilton	Other Businesses	100.00	100.00	USD	158.9
ZG Investments Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	0.01
ZG Investments II Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	0.01
ZG Investments IV Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	0.01
Zurich International (Bermuda) Ltd.	Hamilton	Corporate Center	100.00	100.00	USD	9.9
Chile						
Chilena Consolidada Seguros de Vida S.A.	Santiago	Life Insurance	98.95	98.95	CLP	24,484.0
France						
Zurich International (France) Cie d'Assurances S.A.	Levallois-Perret	General Insurance	99.99	99.99	EUR	20.2
Germany						
BONNSECUR Grundstücksverwaltung GmbH	Bonn	Life Insurance	76.83	76.83	EUR	0.1
DA Deutsche Allgemeine Versicherung AG	Oberursel	General Insurance	100.00	100.00	EUR	24.5
Deutscher Herold Aktiengesellschaft	Bonn	Life Insurance	76.83	76.83	EUR	18.4
Deutscher Herold Allgemeine Versicherung AG	Bonn	General Insurance	76.83	76.83	EUR	20.5
Deutscher Herold Lebensversicherung AG	Bonn	Life Insurance	76.83	76.83	EUR	46.2
Zürich Beteiligungs-Aktiengesellschaft (Deutschland)	Frankfurt/Main	General Insurance	100.00	100.00	EUR	152.9
Zürich Lebensversicherung AG (Deutschland)	Frankfurt/Main	Life Insurance	100.00	100.00	EUR	13.4
Zürich Versicherung AG (Deutschland)	Frankfurt/Main	General Insurance	100.00	100.00	EUR	106.5
Ireland						
Eagle Star Insurance Company (Ireland) Ltd.	Dublin	General Insurance	100.00	100.00	EUR	4.6
Eagle Star Life Assurance Company of Ireland Limited	Dublin	Life Insurance	100.00	100.00	EUR	17.5
Orange Stone Holdings	Dublin	Other Businesses	100.00	100.00	USD	1,609.3
Orange Stone Reinsurance	Dublin	Corporate Centre	100.00	100.00	USD	1,663.0
Italy						
Zurich International (Italia) S.p.A.	Milan	General Insurance	100.00	100.00	EUR	38.6
Zurich Investments Life S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	34.0
Zurich Life Insurance Italia S.p.A.	Milan	Life Insurance	100.00	100.00	EUR	25.9
Portugal						
Zurich, Companhia de Seguros, S.A.	Lisbon	General Insurance	100.00	100.00	EUR	10.0
South Africa						
SA Fire House Limited	Bryanston	General Insurance	100.00	100.00	ZAR	0.0006
South African Eagle Insurance Company Limited	Bryanston	General Insurance	83.61	83.61	ZAR	3.0
Spain						
Zurich España, Compañía de Seguros y Reaseguros, S.A.	Barcelona	General Insurance	99.78	99.78	EUR	33.6
Zurich Vida, Compañía de Seguros y Reaseguros, S.A.	Madrid	Life Insurance	100.00	100.00	EUR	50.4

[1] The segments are defined in the Notes to the Consolidated Financial Statements, note 1, Basis of presentation.

	Domicile	Segment[1]	Voting rights %	Ownership interest %	Book value of common stock (in local currency millions)	
Switzerland						
Assuricum Company Limited	Zug	Corporate Center	100.00	100.00	CHF	610.0
La Genevoise, Compagnie d'Assurances sur la Vie	Geneva	Life Insurance	100.00	100.00	CHF	17.0
Zurich Group Holding	Zurich	Corporate Center	100.00	100.00	CHF	1,600.0
Zurich Insurance Company	Zurich	Corporate Center	100.00	100.00	CHF	825.0
Zurich Life Insurance Company Limited	Zurich	Corporate Center	100.00	100.00	CHF	60.0
Taiwan						
Zurich Insurance (Taiwan) Ltd.	Taipei	General Insurance	91.68	91.68	TWD	2,000.0
United Kingdom						
Allied Dunbar Assurance p.l.c.	Swindon, England	Life Insurance	100.00	100.00	GBP	465.1
Allied Zurich Holdings Limited	Jersey, Channel Islands	Corporate Center	100.00	100.00	GBP	90.7
Allied Zurich p.l.c.	London, England	Corporate Center	100.00	100.00	GBP	378.1
Claims Management Group Limited	London, England	Corporate Center	100.00	100.00	GBP	3.5
Dunbar Group p.l.c.	London, England	Other Businesses	100.00	100.00	GBP	60.3
Eagle Star Group Services Limited	London, England	Corporate Center	100.00	100.00	GBP	0.000002
Eagle Star Holdings Limited	London, England	Corporate Center	100.00	100.00	GBP	553.7
Eagle Star Insurance Company Limited	Fareham, England	General Insurance	100.00	100.00	GBP	591.7
Zurich Assurance (2004) p.l.c.	London, England	Life Insurance	100.00	100.00	GBP	162.6
Zurich Assurance Limited	London, England	Life Insurance	100.00	100.00	GBP	879.9
Zurich Financial Services (Jersey) Limited	Jersey, Channel Islands	Corporate Center	100.00	100.00	GBP	0.01
Zurich Financial Services (UKISA) Limited	London, England	Corporate Center	100.00	100.00	GBP	1,492.1
Zurich Holdings (UK) Limited	Fareham, England	Corporate Center	100.00	100.00	GBP	87.1
Zurich International (UK) Limited	Fareham, England	General Insurance	100.00	100.00	GBP	40.0
Zurich International Life Limited	Douglas, Isle of Man	Life Insurance	100.00	100.00	GBP	35.6
Zurich Invest (Jersey) Ltd.	Jersey, Channel Islands	General Insurance	100.00	100.00	GBP	0.1
Zurich Specialties London Limited	London, England	General Insurance	100.00	100.00	GBP	150.0
Zurich Whiteley Investment Trust Limited	Fareham, England	Other Businesses	100.00	100.00	GBP	10.2
United States of America						
Centre Reinsurance Holdings (Delaware) Limited	Wilmington, DE	Other Businesses	100.00	100.00	USD	0.0196
Crown Management Services Limited	Wilmington, DE	Corporate Center	100.00	100.00	USD	0.00003
Farmers Group, Inc.	Los Angeles, CA	Farmers Management Services	96.63	100.00	USD	0.001
Farmers New World Life Insurance Company	Mercer Island, WA	Life Insurance	100.00	100.00	USD	6.6
Farmers Reinsurance Company	Los Angeles, CA	General Insurance	100.00	100.00	USD	5.0
Kemper Corporation	Schaumburg, IL	Corporate Center	100.00	100.00	USD	220.0
Kemper Investors Life Insurance Company	Mercer Island, WA	Other Businesses	100.00	100.00	USD	2.5
Universal Underwriters Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD	15.0
Universal Underwriters Life Insurance Company	Overland Park, KA	General Insurance	100.00	100.00	USD	2.5
Zurich American Insurance Company (and subsidiaries)	Schaumburg, IL	General Insurance	100.00	100.00	USD	5.0
Zurich Finance (USA), Inc.	Schaumburg, IL	Corporate Center	100.00	100.00	USD	0.000001
Zurich Holding Company of America, Inc.	Dover, DE	Corporate Center	100.00	100.00	USD	0.6

[1] The segments are defined in the Notes to the Consolidated Financial Statements, note 1, Basis of presentation.

Report of the Group auditors

To the General Meeting of Zurich Financial Services, Zurich

As auditors of the Group, we have audited the consolidated financial statements (operating statement, balance sheet, statement of cash flows, statement of shareholders' equity and notes on pages 1 to 48) of Zurich Financial Services for the year ended December 31, 2004.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the result of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

R Marshall W Eriksen-Grundbacher

Zurich, February 16, 2005

Annual Results Reporting 2004
Financial Highlights

File No. 82-5089

Financial Highlights

The following table presents the summarized consolidated results of the Group for the years ended December 31, 2004 and 2003 and the financial positions as of December 31, 2004 and 2003. The 2003 amounts have been restated following the adoption of a new accounting standard in 2004. Certain prior year balances have also been reclassified to conform to the 2004 presentation.

Consolidated operating statements in USD millions, for the years ended December 31	**2004**	2003	Change
Gross written premiums and policy fees	**49,304**	48,805	1%
Business operating profit	**3,143**	2,316	36%
Net income	**2,587**	2,009	29%
Consolidated balance sheets in USD millions, as of December 31			
Total Group investments	**191,100**	175,967	9%
Insurance reserves, gross	**246,162**	223,418	10%
Total shareholders' equity	**22,181**	18,934	17%
General Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	**1,380**	2,146	(36%)
Combined ratio	**101.6%**	97.9%	(3.7 pts)
Life Insurance key performance indicators for the years ended December 31			
Business operating profit (in USD millions)	**1,063**	856	24%
New business profit margin (as % of APE)	**11.4%**	9.0%	2.4 pts
Embedded value operating return, after tax	**10.8%**	10.5%	0.3 pts
Return on common stockholder equity for the years ended December 31			
Return on equity	**13.3%**	12.1%	1.2 pts
Business operating profit (after tax) return on equity	**11.5%**	9.8%	1.7 pts
Per share data for the years ended December 31			
Diluted earnings per share (in CHF)	**22.18**	18.86	18%

Key Performance Indicators


Net income
in USD millions, for the years ended December 31
2004
2003
3,000
2,600
2,200
1,800
1,400
1,000
600
200
(200)
(600)
(1,000)
2,587
2,009
1,427
1,779
873
1,148
686
604
96
(1,012)
(495)
(510)
Total
General Insurance
Life Insurance
Farmers Mgmt Services
Other Businesses
Corporate Center


Business operating profit
in USD millions, for the years ended December 31
2004
2003
3,400
3,000
2,600
2,200
1,800
1,400
1,000
600
200
(200)
(600)
(1,000)
3,143
2,316
1,380
2,146
1,063
856
1,077
970
137
(958)
(514)
(698)
Total
General Insurance
Life Insurance
Farmers Mgmt Services
Other Businesses
Corporate Center


General Insurance combined ratio
in %, for the years ended December 31
2004
2003
122%
118%
114%
110%
106%
102%
98%
94%
90%
86%
101.6
97.9
117.3
99.0
95.9
98.7
94.0
98.3
87.8
97.5
93.5
93.4
Total¹
North America Corporate
North America Consumer
Continental Europe
UKISA
Rest of the World
¹ Including Centrally Managed Businesses


Life Insurance embedded value operating return, after tax¹
in %, for the years ended December 31
2004
2003
25%
20%
15%
10%
5%
0%
10.8
10.5
15.0
10.0
23.8
19.6
4.7
7.4
13.7
5.9
Total
North America Consumer
Continental Europe
UKISA
Rest of the World
¹ Before foreign currency effects

Zurich Financial Services Group

File No. 82-5089

Annual Results Reporting 2004
Financial Supplement (unaudited)[1]

Table of Contents

[1] Certain 2003 amounts have been restated for implementation of new accounting standard in 2004, as discussed in note 3 of the Annual Report 2004. In addition, certain reclassifications have been made to 2003 amounts to conform to the current presentation.

Statistical data per region – General Insurance for the years ended December 31 (unaudited)

in USD millions, for the years ended December 31	North America Corporate 2004	North America Corporate 2003	North America Consumer 2004	North America Consumer 2003	Continental Europe 2004	Continental Europe 2003	UKISA 2004	UKISA 2003	Rest of the World 2004	Rest of the World 2003	Centrally Managed Businesses 2004	Centrally Managed Businesses 2003	Eliminations 2004	Eliminations 2003	Total 2004	Total 2003
Gross written premiums and policy fees	**15,709**	15,476	**3,128**	3,175	**10,712**	10,052	**6,509**	6,314	**2,201**	2,140	**470**	796	**(1,091)**	(1,703)	**37,638**	36,250
Net earned premiums and policy fees	**10,561**	9,038	**3,063**	3,184	**9,153**	8,457	**5,674**	4,821	**1,465**	1,238	**244**	400	**–**	–	**30,160**	27,138
Insurance benefits and losses, net of reinsurance	**10,332**	7,066	**1,686**	1,969	**6,508**	6,312	**3,699**	3,570	**842**	694	**309**	217	**–**	3	**23,376**	19,831
Policyholder dividends and participation in profits, net of reinsurance	**7**	5	**–**	–	**1**	4	**–**	–	**1**	2	**–**	–	**–**	–	**9**	11
Total net technical expenses	**2,054**	1,867	**1,253**	1,174	**2,094**	2,001	**1,284**	1,126	**527**	460	**72**	91	**(40)**	(1)	**7,244**	6,718
Net underwriting result	**(1,832)**	100	**124**	41	**550**	140	**691**	125	**95**	82	**(137)**	92	**40**	(2)	**(469)**	578
Net investment income	**734**	580	**101**	76	**663**	640	**592**	415	**88**	66	**287**	184	**(40)**	(9)	**2,425**	1,952
Net capital gains/(losses) on investments and impairments	**83**	204	**1**	(3)	**59**	107	**(70)**	3	**14**	(6)	**–**	(27)	**–**	–	**87**	278
Net non-technical result	**(66)**	(18)	**(1)**	(2)	**(259)**	(310)	**(158)**	(131)	**1**	8	**(102)**	(2)	**–**	11	**(585)**	(444)
Net income/(loss) before income taxes and minority interests	**(1,081)**	866	**225**	112	**1,013**	577	**1,055**	412	**198**	150	**48**	247	**–**	–	**1,458**	2,364
Net income/(loss)	**(506)**	671	**200**	98	**767**	359	**761**	286	**145**	105	**60**	260	**–**	–	**1,427**	1,779
Ratios, as % of net earned premiums and policy fees																
Loss ratio	**97.8%**	78.2%	**55.0%**	61.8%	**71.1%**	74.6%	**65.2%**	74.1%	**57.4%**	56.1%	**126.8%**	54.4%	**n/a**	n/a	**77.6%**	73.1%
Expense ratio[1]	**19.5%**	20.8%	**40.9%**	36.9%	**22.9%**	23.7%	**22.6%**	23.4%	**36.1%**	37.3%	**29.3%**	22.8%	**n/a**	n/a	**24.0%**	24.8%
Combined ratio	**117.3%**	99.0%	**95.9%**	98.7%	**94.0%**	98.3%	**87.8%**	97.5%	**93.5%**	93.4%	**156.1%**	77.2%	**n/a**	n/a	**101.6%**	97.9%

[1] Including policyholder dividends and participation in profits.

Gross written premiums and policy fees	NA Corporate 2004	NA Corporate 2003	NA Consumer 2004	NA Consumer 2003	Continental Europe 2004	Continental Europe 2003	UKISA 2004	UKISA 2003	Rest of the World 2004	Rest of the World 2003	Centrally Managed Businesses 2004	Centrally Managed Businesses 2003	Eliminations 2004	Eliminations 2003	Total 2004	Total 2003
Accident and health	**327**	311	**–**	–	**1,090**	1,062	**561**	70	**157**	157	**2**	–	**–**	–	**2,137**	1,600
Automobile	**1,987**	1,939	**–**	–	**4,349**	4,010	**1,841**	1,724	**815**	761	**3**	–	**–**	–	**8,995**	8,434
Fire and other property	**2,672**	2,789	**–**	–	**2,063**	2,041	**2,093**	1,868	**559**	611	**5**	(1)	**–**	–	**7,392**	7,308
General liability	**5,443**	5,145	**–**	–	**1,531**	1,237	**1,395**	1,711	**243**	208	**1**	(1)	**–**	–	**8,613**	8,300
Other general insurance lines	**4,396**	4,186	**–**	–	**761**	705	**222**	197	**343**	265	**22**	(56)	**(44)**	4	**5,700**	5,301
Assumed reinsurance	**884**	1,106	**3,128**	3,175	**918**	997	**397**	744	**84**	138	**437**	854	**(1,047)**	(1,707)	**4,801**	5,307
Total	**15,709**	15,476	**3,128**	3,175	**10,712**	10,052	**6,509**	6,314	**2,201**	2,140	**470**	796	**(1,091)**	(1,703)	**37,638**	36,250

Total investments as of December 31, of which:	NA Corporate 2004	NA Corporate 2003	NA Consumer 2004	NA Consumer 2003	Continental Europe 2004	Continental Europe 2003	UKISA 2004	UKISA 2003	Rest of the World 2004	Rest of the World 2003	Centrally Managed Businesses 2004	Centrally Managed Businesses 2003	Eliminations 2004	Eliminations 2003	Total 2004	Total 2003
Debt securities	**89.4%**	89.2%	**91.2%**	89.9%	**65.6%**	63.9%	**58.7%**	54.0%	**31.0%**	31.8%	**1.3%**	1.2%	**n/a**	n/a	**64.8%**	62.2%
Equity securities	**3.8%**	5.8%	**5.6%**	5.5%	**9.1%**	8.5%	**7.5%**	8.6%	**46.6%**	46.5%	**0.2%**	0.1%	**n/a**	n/a	**7.4%**	7.9%
Real estate held for investment	**0.0%**	0.1%	**0.0%**	0.0%	**10.6%**	11.7%	**0.2%**	0.6%	**2.4%**	3.2%	**0.5%**	0.6%	**n/a**	n/a	**3.3%**	3.7%
Short-term investments, cash and cash equivalents	**5.5%**	4.2%	**3.2%**	4.6%	**4.5%**	4.7%	**28.8%**	23.1%	**19.8%**	18.1%	**91.4%**	83.8%	**n/a**	n/a	**19.4%**	18.0%
Other investments	**1.3%**	0.7%	**0.0%**	0.0%	**10.2%**	11.2%	**4.8%**	13.7%	**0.2%**	0.4%	**6.6%**	14.3%	**n/a**	n/a	**5.1%**	8.2%
Total	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**n/a**	n/a	**100.0%**	100.0%

Statistical data per region – Life Insurance for the years ended December 31 (unaudited)

in USD millions, for the years ended December 31	North America Consumer 2004	2003	Continental Europe 2004	2003	UKISA 2004	2003	Rest of the World 2004	2003	Eliminations 2004	2003	Total 2004	2003
Gross written premiums, policy fees and insurance deposits	**1,115**	2,434	**9,098**	9,790	**7,864**	6,571	**1,207**	1,381	**(12)**	(13)	**19,272**	20,163
Gross written premiums and policy fees	**568**	1,029	**7,566**	8,215	**2,224**	1,684	**633**	711	**(12)**	(14)	**10,979**	11,625
Net earned premiums and policy fees	**434**	594	**7,346**	8,132	**1,932**	1,513	**575**	644	**–**	–	**10,287**	10,883
Management fees	**–**	–	**4**	3	**–**	141	**13**	12	**–**	–	**17**	156
Net investment income	**359**	584	**2,830**	2,834	**2,903**	2,319	**132**	146	**–**	–	**6,224**	5,883
Net capital gains/(losses) on investments and impairments	**2**	71	**171**	(289)	**4,305**	4,580	**47**	18	**–**	–	**4,525**	4,380
Other income (incl. net gain on divestments of businesses)	**1**	(125)	**454**	607	**357**	727	**78**	81	**–**	(2)	**890**	1,288
Total revenues	**796**	1,124	**10,805**	11,287	**9,497**	9,280	**845**	901	**–**	(2)	**21,943**	22,590
Insurance benefits and losses, net of reinsurance	**221**	292	**8,029**	8,916	**1,524**	1,533	**406**	458	**–**	–	**10,180**	11,199
Policyholder dividends and participation in profits, net of reinsurance	**2**	4	**803**	187	**5,912**	5,629	**37**	41	**–**	–	**6,754**	5,861
Underwriting and policy acquisition costs, net of reinsurance	**71**	163	**539**	463	**619**	496	**132**	149	**–**	–	**1,361**	1,271
Administrative and other operating expenses	**69**	130	**436**	499	**551**	696	**187**	205	**–**	(2)	**1,243**	1,528
Amortization of intangible assets	**19**	99	**121**	53	**85**	19	**5**	5	**–**	–	**230**	176
Interest expense on debt and other interest	**177**	352	**460**	463	**148**	115	**3**	4	**–**	–	**788**	934
Total benefits, losses and expenses	**559**	1,040	**10,388**	10,581	**8,839**	8,488	**770**	862	**–**	(2)	**20,556**	20,969
Net income before income taxes and minority interests	**237**	84	**417**	706	**658**	792	**75**	39	**–**	–	**1,387**	1,621
Net income	**159**	56	**323**	482	**337**	564	**54**	46	**–**	–	**873**	1,148
Gross written premiums and policy fees												
Individual Life												
Single premiums	**8**	12	**853**	959	**362**	254	**78**	120	**–**	–	**1,301**	1,345
Periodic premiums	**288**	537	**3,660**	3,528	**376**	441	**285**	330	**–**	–	**4,609**	4,836
Group Life												
Single premiums	**–**	–	**1,303**	1,860	**3**	2	**27**	28	**–**	–	**1,333**	1,890
Periodic premiums	**–**	–	**1,326**	1,530	**45**	73	**55**	50	**–**	–	**1,426**	1,653
Accident, health and other	**29**	26	**149**	69	**24**	51	**94**	90	**(12)**	(14)	**284**	222
Policy fees on unit-linked and other investment-type products	**243**	454	**275**	269	**1,414**	863	**94**	93	**–**	–	**2,026**	1,679
Total	**568**	1,029	**7,566**	8,215	**2,224**	1,684	**633**	711	**(12)**	(14)	**10,979**	11,625
Total investments as of December 31, of which:												
Debt securities	**85.2%**	82.8%	**57.1%**	58.9%	**30.0%**	31.6%	**60.3%**	59.5%	**n/a**	n/a	**44.6%**	47.1%
Equity securities	**1.3%**	2.8%	**7.5%**	10.3%	**54.3%**	53.9%	**28.8%**	27.5%	**n/a**	n/a	**31.1%**	30.7%
Real estate held for investment	**1.3%**	1.4%	**5.5%**	5.9%	**6.5%**	5.9%	**0.9%**	0.8%	**n/a**	n/a	**5.7%**	5.6%
Short-term investments, cash and cash equivalents	**0.5%**	0.4%	**2.3%**	5.3%	**7.8%**	7.0%	**6.2%**	7.4%	**n/a**	n/a	**5.1%**	6.0%
Other investments	**11.7%**	12.6%	**27.6%**	19.6%	**1.4%**	1.6%	**3.8%**	4.8%	**n/a**	n/a	**13.5%**	10.6%
Total	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**100.0%**	100.0%	**n/a**	n/a	**100.0%**	100.0%

Operating statements by business segment for the three months ended December 31 – three months (unaudited)

in USD millions, for the three months ended December 31	General Insurance 2004	General Insurance 2003	Life Insurance 2004	Life Insurance 2003	Farmers Management Services 2004	Farmers Management Services 2003	Other Businesses 2004	Other Businesses 2003	Corporate Center 2004	Corporate Center 2003	Eliminations 2004	Eliminations 2003	Total 2004	Total 2003
Revenues														
Direct written premiums and policy fees	**7,479**	7,155	**3,051**	3,097	–	–	**90**	104	**12**	12	**9**	36	**10,641**	10,404
Assumed written premiums	**1,028**	1,289	**17**	22	–	–	**178**	321	**97**	91	**(241)**	(232)	**1,079**	1,491
Gross written premiums and policy fees	**8,507**	8,444	**3,068**	3,119	–	–	**268**	425	**109**	103	**(232)**	(196)	**11,720**	11,895
Less premiums ceded to reinsurers	**(1,771)**	(2,198)	**(248)**	(151)	–	–	**(68)**	(41)	**(95)**	(91)	**232**	196	**(1,950)**	(2,285)
Net written premiums and policy fees	**6,736**	6,246	**2,820**	2,968	–	–	**200**	384	**14**	12	–	–	**9,770**	9,610
Net change in reserves for unearned premiums	**1,213**	976	**(11)**	14	–	–	**5**	37	**(9)**	(7)	–	–	**1,198**	1,020
Net earned premiums and policy fees	**7,949**	7,222	**2,809**	2,982	–	–	**205**	421	**5**	5	–	–	**10,968**	10,630
Management fees	–	–	**5**	7	**502**	476	**6**	5	**4**	4	**(3)**	(4)	**514**	488
Net investment income	**703**	518	**1,674**	1,411	**25**	12	**175**	185	**93**	151	**(211)**	(222)	**2,459**	2,055
Net capital gains on investments and impairments	**14**	90	**2,856**	2,375	–	5	**55**	146	**58**	72	–	–	**2,983**	2,688
Net gain/(loss) on divestments of businesses	**8**	(109)	**(4)**	168	–	–	**22**	(19)	**54**	–	–	–	**80**	40
Other income	**202**	81	**243**	277	–	–	**48**	63	**357**	112	**(239)**	(106)	**611**	427
Total revenues	**8,876**	7,802	**7,583**	7,220	**527**	493	**511**	801	**571**	344	**(453)**	(332)	**17,615**	16,328
Benefits, losses and expenses														
Losses and loss adjustment expenses, net of reinsurance	**6,789**	5,094	**25**	24	–	–	**(327)**	181	**16**	71	**(11)**	(1)	**6,492**	5,369
Life insurance death and other benefits, net of reinsurance	**46**	35	**3,107**	3,016	–	–	**186**	186	**16**	12	**(12)**	(7)	**3,343**	3,242
(Decrease)/increase in future life policyholders' benefits, net of reinsurance	–	1	**(272)**	(62)	–	–	**25**	24	**24**	(1)	**2**	–	**(221)**	(38)
Insurance benefits and losses, net of reinsurance	**6,835**	5,130	**2,860**	2,978	–	–	**(116)**	391	**56**	82	**(21)**	(8)	**9,614**	8,573
Policyholder dividends and participation in profits, net of reinsurance	**3**	5	**3,507**	2,680	–	–	**54**	13	–	(59)	–	–	**3,564**	2,639
Underwriting and policy acquisition costs, net of reinsurance	**1,484**	1,336	**63**	200	–	–	**227**	152	**3**	–	–	–	**1,777**	1,688
Administrative and other operating expenses	**603**	598	**409**	547	**254**	252	**(10)**	209	**168**	258	**(212)**	(98)	**1,212**	1,766
Amortization of intangible assets	**27**	49	**89**	51	**23**	23	**4**	4	**2**	5	–	–	**145**	132
Interest expense on debt	**4**	51	**6**	11	–	14	**38**	49	**208**	208	**(161)**	(194)	**95**	139
Interest credited to policyholders and other interest	**26**	31	**207**	192	–	1	**105**	73	**(2)**	7	**(59)**	(32)	**277**	272
Total benefits, losses and expenses	**8,982**	7,200	**7,141**	6,659	**277**	290	**302**	891	**435**	501	**(453)**	(332)	**16,684**	15,209
Net income/(loss) before income taxes and minority interests	**(106)**	602	**442**	561	**250**	203	**209**	(90)	**136**	(157)	–	–	**931**	1,119
Net income/(loss)	**221**	545	**200**	439	**158**	127	**189**	(266)	**(83)**	(246)	–	–	**685**	599
Business operating profit	**(135)**	601	**310**	280	**261**	198	**210**	(46)	**(32)**	(247)	–	–	**614**	786

Statistical data per region – General Insurance for the three months ended December 31 – three months (unaudited)

in USD millions, for the three months ended December 31	North America Corporate		North America Consumer		Continental Europe		UKISA		Rest of the World		Centrally Managed Businesses		Eliminations		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Gross written premiums and policy fees	**3,787**	3,781	**582**	779	**2,092**	1,952	**1,565**	1,566	**532**	524	**129**	192	**(180)**	(350)	**8,507**	8,444
Net earned premiums and policy fees	**2,758**	2,505	**767**	791	**2,395**	2,261	**1,528**	1,293	**401**	321	**100**	51	**–**	–	**7,949**	7,222
Insurance benefits and losses, net of reinsurance	**3,704**	2,200	**372**	421	**1,608**	1,671	**716**	930	**221**	175	**214**	(268)	**–**	1	**6,835**	5,130
Policyholder dividends and participation in profits, net of reinsurance	**3**	3	**–**	–	**(1)**	6	**–**	–	**1**	(4)	**–**	–	**–**	–	**3**	5
Total net technical expenses	**466**	507	**376**	367	**533**	505	**347**	333	**136**	125	**12**	22	**(28)**	3	**1,842**	1,862
Net underwriting result	**(1,415)**	(205)	**19**	3	**255**	79	**465**	30	**43**	25	**(126)**	297	**28**	(4)	**(731)**	225
Net investment income	**204**	156	**29**	22	**170**	155	**166**	118	**28**	20	**119**	49	**(13)**	(2)	**703**	518
Net capital gains/(losses) on investments and impairments	**41**	38	**1**	1	**(14)**	58	**(12)**	2	**(2)**	(10)	**–**	1	**–**	–	**14**	90
Net non-technical result	**19**	(30)	**–**	(1)	**(27)**	(200)	**(66)**	(47)	**(6)**	4	**3**	37	**(15)**	6	**(92)**	(231)
Net income/(loss) before income taxes and minority interests	**(1,151)**	(41)	**49**	25	**384**	92	**553**	103	**63**	39	**(4)**	384	**–**	–	**(106)**	602
Net income/(loss)	**(649)**	(25)	**43**	21	**334**	55	**433**	86	**48**	20	**12**	388	**–**	–	**221**	545
Business operating profit	**(1,193)**	(77)	**48**	23	**349**	147	**560**	103	**65**	48	**36**	357	**–**	–	**(135)**	601

Statistical data per region – Life Insurance for the three months ended December 31 – three months (unaudited)

in USD millions, for the three months ended December 31	North America Consumer 2004	North America Consumer 2003	Continental Europe 2004	Continental Europe 2003	UKISA 2004	UKISA 2003	Rest of the World 2004	Rest of the World 2003	Eliminations 2004	Eliminations 2003	Total 2004	Total 2003
Gross written premiums, policy fees and insurance deposits	**273**	276	**2,669**	2,798	**2,142**	1,797	**241**	421	–	(4)	**5,325**	5,288
Gross written premiums and policy fees	**143**	138	**2,137**	2,300	**638**	514	**150**	172	–	(5)	**3,068**	3,119
Net earned premiums and policy fees	**116**	94	**2,007**	2,270	**546**	467	**140**	151	–	–	**2,809**	2,982
Management fees	–	–	**2**	2	–	2	**3**	3	–	–	**5**	7
Net investment income	**89**	84	**727**	738	**824**	544	**34**	46	–	(1)	**1,674**	1,411
Net capital gains on investments and impairments	**6**	7	**12**	209	**2,821**	2,156	**17**	3	–	–	**2,856**	2,375
Other income (incl. net gain on divestments of businesses)	–	(19)	**135**	206	**99**	244	**5**	14	–	–	**239**	445
Total revenues	**211**	166	**2,883**	3,425	**4,290**	3,413	**199**	217	–	(1)	**7,583**	7,220
Insurance benefits and losses, net of reinsurance	**63**	39	**2,113**	2,318	**602**	519	**82**	102	–	–	**2,860**	2,978
Policyholder dividends and participation in profits, net of reinsurance	–	(1)	**323**	426	**3,166**	2,241	**18**	14	–	–	**3,507**	2,680
Underwriting and policy acquisition costs, net of reinsurance	**14**	(8)	**47**	26	**(26)**	151	**28**	31	–	–	**63**	200
Administrative and other operating expenses	**20**	16	**114**	193	**228**	271	**47**	68	–	(1)	**409**	547
Amortization of intangible assets	**5**	6	**60**	5	**22**	39	**2**	1	–	–	**89**	51
Interest expense on debt and other interest	**45**	45	**125**	127	**43**	30	–	1	–	–	**213**	203
Total benefits, losses and expenses	**147**	97	**2,782**	3,095	**4,035**	3,251	**177**	217	–	(1)	**7,141**	6,659
Net income before income taxes and minority interests	**64**	69	**101**	330	**255**	162	**22**	–	–	–	**442**	561
Net income	**46**	49	**81**	258	**63**	115	**10**	17	–	–	**200**	439
Business operating profit	**57**	83	**109**	139	**100**	36	**44**	22	–	–	**310**	280

Reconciliation of net income and business operating profit by business segment for the three months ended December 31 – three months (unaudited)

in USD millions, for the three months ended December 31	General Insurance		Life Insurance		Farmers Management Services		Other Businesses		Corporate Center		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Net income/(loss)	**221**	545	**200**	439	**158**	127	**189**	(266)	**(83)**	(246)	**685**	599
Adjusted for:												
Net capital (gains)/losses on investments and impairments, excluding capital markets and banking activities	**(14)**	(90)	**(2,856)**	(2,375)	**–**	(5)	**10**	(34)	**(58)**	(72)	**(2,918)**	(2,576)
Policyholder allocation of net capital gains on investments and impairments	**–**	–	**2,839**	2,260	**–**	–	**10**	47	**–**	–	**2,849**	2,307
Tax expense/(benefit), adjusting for life policyholder tax	**(339)**	37	**19**	116	**93**	76	**23**	152	**163**	71	**(41)**	452
Net loss/(gain) on divestments of businesses	**(8)**	109	**4**	(168)	**–**	–	**(22)**	19	**(54)**	–	**(80)**	(40)
Realized gain on sale of assets	**–**	–	**–**	–	**10**	–	**–**	–	**–**	–	**10**	–
Restructuring provision	**5**	–	**50**	8	**–**	–	**–**	36	**–**	–	**55**	44
Implementation of Swiss Legal Quote	**–**	–	**54**	–	**–**	–	**–**	–	**–**	–	**54**	–
Business operating profit	**(135)**	601	**310**	280	**261**	198	**210**	(46)	**(32)**	(247)	**614**	786

Statistical data per region – General Insurance: Continental Europe by subregion for the years ended December 31 – year-to-date (unaudited)

	Switzerland		Germany		Spain		Italy		Rest of Europe		Continental Europe Corporate		Eliminations		Total	
in USD millions, for the years ended December 31	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Gross written premiums and policy fees	**1,750**	1,677	**2,887**	2,682	**1,475**	1,225	**1,661**	1,410	**1,588**	2,333	**3,041**	2,402	**(1,690)**	(1,677)	**10,712**	10,052
Net earned premiums and policy fees	**1,655**	1,614	**2,077**	1,908	**881**	885	**1,308**	1,044	**1,353**	1,396	**1,879**	1,610	**–**	–	**9,153**	8,457
Net underwriting result	**46**	(75)	**114**	91	**66**	20	**99**	45	**75**	(12)	**150**	71	**–**	–	**550**	140
Business operating profit	**144**	45	**245**	190	**94**	66	**161**	100	**128**	95	**232**	107	**–**	–	**1,004**	603
Ratios, as % of net earned premiums and policy fees																
Loss ratio	**72.4%**	79.9%	**71.1%**	71.0%	**69.1%**	73.5%	**71.7%**	72.7%	**71.5%**	75.6%	**70.2%**	74.5%	**n/a**	n/a	**71.1%**	74.6%
Expense ratio[1]	**24.8%**	24.7%	**23.4%**	24.1%	**23.4%**	24.3%	**20.8%**	23.0%	**23.0%**	25.3%	**21.8%**	21.1%	**n/a**	n/a	**22.9%**	23.7%
Combined ratio	**97.2%**	104.6%	**94.5%**	95.1%	**92.5%**	97.8%	**92.5%**	95.7%	**94.5%**	100.9%	**92.0%**	95.6%	**n/a**	n/a	**94.0%**	98.3%

[1] Including policyholder dividends and participation in profits.

Statistical data per region – Life Insurance: Continental Europe by subregion for the years ended December 31 – year-to-date (unaudited)

	Switzerland		Germany		Spain		Italy		Rest of Europe		Eliminations		Total	
in USD millions, for the years ended December 31	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Gross written premiums and policy fees	**2,796**	3,360	**3,762**	3,746	**210**	196	**516**	428	**282**	485	**–**	–	**7,566**	8,215
Net earned premiums and policy fees	**2,783**	3,345	**3,591**	3,679	**196**	189	**511**	453	**265**	466	**–**	–	**7,346**	8,132
Net investment income	**819**	836	**1,541**	1,352	**143**	134	**215**	193	**112**	319	**–**	–	**2,830**	2,834
Business operating profit	**157**	50	**82**	118	**28**	36	**37**	23	**51**	67	**–**	–	**355**	294

Further statistical data (unaudited)

Centre contribution to operating statements (summarized, unaudited) for the years ended December 31 – year-to-date

in USD millions, for the years ended December 31	2004	2003
Revenues		
Net earned premiums and policy fees	**1,112**	1,337
Net investment income	**405**	494
Net capital gains on investments and impairments	**52**	129
Other income	**195**	145
Total revenues	**1,764**	2,105
Benefits, losses and expenses		
Insurance benefits and losses, net of reinsurance	**715**	1,815
Policyholder dividends and participation in profits, net of reinsurance	**143**	273
Underwriting and policy acquisition costs, net of reinsurance	**475**	448
Other expenses	**385**	448
Total benefits, losses and expenses	**1,718**	2,984
Net income/(loss) before income taxes and minority interests	**46**	(879)
Net income/(loss)	**9**	(818)
Business operating profit	**58**	(882)

Centre contribution to balance sheets (summarized, unaudited)

in USD millions, as of December 31	2004	2003
Total investments	**8,824**	8,480
Reinsurance assets	**463**	618
Deposits made under assumed reinsurance contracts	**1,243**	1,310
Other assets	**778**	982
Total assets after consolidation of investments in subsidiaries	**11,308**	11,390
Insurance reserves, gross	**7,344**	8,190
Total debt	**763**	597
Other liabilities	**2,382**	2,451
Total liabilities	**10,489**	11,238

Principal exchange rates

USD per foreign currency unit	Balance sheets as of 12/31/04	Balance sheets as of 12/31/03	Operating statements and cash flows for the years ended 12/31/04	Operating statements and cash flows for the years ended 12/31/03
Euro	**1.3555**	1.2594	**1.2440**	1.1333
Swiss franc	**0.8769**	0.8072	**0.8063**	0.7446
British pound sterling	**1.9183**	1.7858	**1.8329**	1.6363

Foreign exchange impact on key financial figures – General Insurance (unaudited)

for the year ended December 31, 2004 variance over the year ended December 31, 2003	% change in local currency	% change in USD
Gross written premiums and policy fees	**(1%)**	**4%**
Net investment result	**7%**	**13%**
Insurance benefits and losses, net of reinsurance	**13%**	**18%**

Foreign exchange impact on key financial figures – Life Insurance (unaudited)

for the year ended December 31, 2004 variance over the year ended December 31, 2003	% change in local currency	% change in USD
Gross written premiums, policy fees and insurance deposits	**(13%)**	**(4%)**
Insurance deposits	**(12%)**	**(3%)**
Gross written premiums and policy fees	**(13%)**	**(6%)**
Net investment result	**(5%)**	**5%**
Insurance benefits and losses, net of reinsurance	**(17%)**	**(9%)**

Further statistical data (unaudited)

Investments: split "Group investments" and "Investments for unit-linked products"

Investments include "Group investments" and "Investments for unit-linked products" (due to the implementation of SOP 03-01 as discussed in note 3 of the Consolidated Financial Statements in the Annual Report 2004). "Group investments" include investments where the Group bears all or part of the investment risk. The investment result of "Investments for unit-linked products" is included in the operating statements, despite the fact that policyholders bear the investment risk. This investment result, however, is offset by a substantially corresponding charge included in "Policyholder dividends and participation in profits". As a result, there is no material net impact on the Group's operating results. To distinguish between the different character of "Group investments" and "Investments for unit-linked products", separate investment disclosures are set forth below.

Investment result	**Net investment income**		**Net capital gains/(losses) and impairments**[1]		**Investment result**	
in USD millions, for the years ended December 31	**2004**	2003	**2004**	2003	**2004**	2003
Group investments						
Debt securities	**5,161**	5,045	**762**	1,402	**5,923**	6,447
Equity securities	**420**	486	**(178)**	(343)	**242**	143
Investments in associates	**86**	90	**(36)**	(9)	**50**	81
Other investments:						
Investments held by investment companies	**14**	11	**140**	113	**154**	124
Real estate held for investment	**508**	532	**31**	(4)	**539**	528
Mortgage loans, policyholders' collateral and other loans	**1,075**	785	**187**	74	**1,262**	859
Short-term investments	**99**	78	**–**	1	**99**	79
Other[2]	**120**	104	**34**	(412)	**154**	(308)
Cash and cash equivalents	**253**	203	**8**	(11)	**261**	192
Investment result, gross, for Group investments	**7,736**	7,334	**948**	811	**8,684**	8,145
Investment expenses for Group investments[3]	**(289)**	(330)	**–**	–	**(289)**	(330)
Investment result, net, for Group investments	**7,447**	7,004	**948**	811	**8,395**	7,815
Investments for unit-linked products						
Investment result, net, for investments for unit-linked products	**1,667**	1,391	**3,986**	4,369	**5,653**	5,760
Total investments						
Investment result, net, for total investments	**9,114**	8,395	**4,934**	5,180	**14,048**	13,575

[1] Impairments on Group investments amounted to USD 175 million in 2004 and USD 1,067 million in 2003.
[2] Including net capital gains/(losses) on derivative financial instruments of USD 7 million in 2004 and USD (417) million in 2003.
[3] Rental operating expense for real estate held for investment of USD 148 million in 2004 and USD 118 million in 2003 are included in these amounts.

The details of the investment balances as of December 31, 2004 and 2003 are given in the tables below.

Breakdown of investments as of December 31	**Group investments 2004** USD millions	**2004** % of total	2003 USD millions	2003 % of total	**Investments for unit-linked products 2004** USD millions	2003 USD millions	**Total investments 2004** USD millions	2003 USD millions
Debt securities:								
Available-for-sale	**107,831**	**56.4%**	100,025	56.8%	**51**	61	**107,882**	100,086
Held-to-maturity	**5,855**	**3.1%**	3,886	2.2%	–	–	**5,855**	3,886
Trading	**10,612**	**5.6%**	9,091	5.2%	**6,163**	5,969	**16,775**	15,060
Total debt securities	**124,298**	**65.1%**	113,002	64.2%	**6,214**	6,030	**130,512**	119,032
Equity securities (including trading equity portfolios in capital markets and banking activities):								
Available-for-sale	**12,064**	**6.3%**	13,525	7.7%	–	–	**12,064**	13,525
Trading	**4,875**	**2.5%**	5,966	3.4%	**44,574**	37,134	**49,449**	43,100
of which: – Trading equity portfolios in capital markets and banking activities	***2,773***	***1.5%***	*4,303*	*2.4%*	–	–	***2,773***	*4,303*
– Investments for unit-linked products	–	–	–	–	***44,574***	*37,134*	***44,574***	*37,134*
Total equity securities	**16,939**	**8.8%**	19,491	11.1%	**44,574**	37,134	**61,513**	56,625
Investments in associates	**645**	**0.3%**	991	0.6%	–	–	**645**	991
Other investments:								
Investments held by investment companies	**1,728**	**0.9%**	1,576	0.9%	–	–	**1,728**	1,576
Real estate held for investment	**7,193**	**3.8%**	7,462	4.2%	**5,348**	3,639	**12,541**	11,101
Mortgage loans	**10,251**	**5.4%**	11,283	6.4%	–	–	**10,251**	11,283
Policyholders' collateral and other loans	**14,902**	**7.8%**	7,479	4.3%	–	–	**14,902**	7,479
Short-term investments	**1,226**	**0.6%**	998	0.6%	**717**	836	**1,943**	1,834
Other	**165**	**0.1%**	149	0.1%	–	–	**165**	149
Total other investments	**35,465**	**18.6%**	28,947	16.5%	**6,065**	4,475	**41,530**	33,422
Cash and cash equivalents	**13,753**	**7.2%**	13,536	7.6%	**3,206**	2,141	**16,959**	15,677
Total	**191,100**	**100.0%**	175,967	100%	**60,059**	49,780	**251,159**	225,747

Short-term investments include investments that have an original maturity of less than one year.

Equity securities (including trading equity portfolios in capital markets and banking activities) as of December 31	**Group investments 2004** USD millions	**2004** % of total Group investments	2003 USD millions	2003 % of total Group investments	**Investments for unit-linked products 2004** USD millions	2003 USD millions	**Total investments 2004** USD millions	2003 USD millions
Common stocks, including equity unit trusts	**9,424**	**4.9%**	11,319	6.4%	**41,972**	35,116	**51,396**	46,435
Unit-trusts (debt securities, real estate, short-term investments)	**2,710**	**1.4%**	2,270	1.4%	**2,560**	1,922	**5,270**	4,192
Common stock portfolios backing the participating with-profit policyholder contracts	**2,032**	**1.0%**	1,599	0.9%	**42**	96	**2,074**	1,695
Trading equity portfolios in capital markets and banking activities	**2,773**	**1.5%**	4,303	2.4%	–	–	**2,773**	4,303
Total	**16,939**	**8.8%**	19,491	11.1%	**44,574**	37,134	**61,513**	56,625

Summary of quarterly consolidated financial information (unaudited)

in USD millions, for the three months ended	**12/31/04**	12/31/03	**09/30/04**	09/30/03	**06/30/04**	06/30/03	**03/31/04**	03/31/03
Gross written premiums and policy fees	**11,720**	11,895	**11,172**	10,939	**12,140**	12,585	**14,272**	13,386
Net earned premiums and policy fees	**10,968**	10,630	**10,189**	9,166	**10,118**	10,223	**10,529**	9,578
Net investment income and net capital gains/(losses) on investments and impairments	**5,442**	4,743	**3,073**	3,377	**2,524**	6,182	**3,009**	(727)
Other income	**1,205**	955	**881**	1,264	**907**	932	**833**	885
Total revenues	**17,615**	16,328	**14,143**	13,807	**13,549**	17,337	**14,371**	9,736
Insurance benefits and losses, net of reinsurance	**9,614**	8,573	**8,611**	8,065	**7,973**	8,764	**8,302**	7,857
Other expenses	**7,070**	6,636	**4,918**	4,761	**4,414**	7,369	**4,990**	1,572
Total benefits, losses and expenses	**16,684**	15,209	**13,529**	12,826	**12,387**	16,133	**13,292**	9,429
Net income before income taxes and minority interests	**931**	1,119	**614**	981	**1,162**	1,204	**1,079**	307
Net income	**685**	599	**454**	658	**718**	634	**730**	118

Effect of new accounting standard and adjustments implemented in 2004

As discussed in note 3 of the Annual Report 2004 and the Half Year Report 2004, a new accounting standard, SOP 03-01, was implemented in 2004. Net income for 2003 was restated as summarized in the table below.

Adjustments to net income as published for 2003
in USD millions

Net income, as published for 2003	2,120
Implementation of new accounting standard in 2004 (SOP 03-01)[1]	(111)
Net income, restated	**2,009**

[1] As discussed in note 3 of the Annual Report 2004 and the Half Year Report 2004.

Business operating profit, as disclosed in 2003, was restated by USD (53) million recognizing the impact on net income of SOP 03-01 implemented in 2004. In addition, the policyholder allocation of net capital gains on investments was adjusted by USD 104 million. These changes have resulted in an increase of USD 51 million in business operating profit to USD 2,316 million compared with the previously published USD 2,265 million. From January 1, 2004, the method for calculating the return on business operating profit was changed so that an effective tax rate is used whereas in prior periods an assumed tax rate of 30% has been applied.

Adjustments to business operating profit as published for 2003
in USD millions

Business operating profit, as published for 2003	2,265
Implementation of new accounting standard in 2004 (SOP 03-01)[1]	(53)
Policyholder allocations	104
Business operating profit, restated	**2,316**

[1] As discussed in note 3 of the Annual Report 2004 and the Half Year Report 2004.

General Insurance: Customer segments pro-forma reporting for the year ended December 31, 2004 – year-to-date (unaudited)

Following the announcements on the Analysts' Day on April 2, 2004, Zurich Financial Services will supplement its reporting in line with its new organizational structure. As of 2005, certain figures of the General Insurance business segment will be disclosed by the customer segments Global Corporate, Commercial and Personal.

The purpose of the figures presented below is to give an indication of what the split of Zurich Financial Service's General Insurance business segment may look like. The figures represent pro-forma supplementary information only, as no full-scale consolidation has been performed. As a consequence, these numbers may be different if a full-scale consolidation had been performed and therefore cannot be used as a basis for comparison in the future. No audit or review by external auditors has taken place.

North America Corporate – highlights
in USD millions, for the year ended December 31, 2004

	Commercial	Global Corporate	Eliminations	Total
Gross written premiums and policy fees	12,776	2,974	(41)	15,709
Net earned premiums and policy fees	8,521	2,040	–	10,561
Net underwriting result	(1,825)	(7)	–	(1,832)
Business operating profit	(1,274)	109	–	(1,165)
Ratios, as % of net earned premiums and policy fees				
Loss ratio	100.2%	88.0%	n/a	97.8%
Expense ratio	21.2%	12.3%	n/a	19.5%
Combined ratio	121.4%	100.3%	n/a	117.3%

Continental Europe – highlights
in USD millions, for the year ended December 31, 2004

	Personal	Commercial	Global Corporate	Eliminations	Total
Gross written premiums and policy fees	5,238	2,417	3,111	(54)	10,712
Net earned premiums and policy fees	5,083	2,114	1,956	–	9,153
Net underwriting result	388	(31)	193	–	550
Business operating profit	634	89	281	–	1,004
Ratios, as % of net earned premiums and policy fees					
Loss ratio	69.3%	78.0%	68.4%	n/a	71.1%
Expense ratio	23.1%	23.4%	21.8%	n/a	22.9%
Combined ratio	92.4%	101.4%	90.2%	n/a	94.0%

UKISA – highlights
in USD millions, for the year ended December 31, 2004

	Personal	Commercial	Global Corporate	Eliminations	Total
Gross written premiums and policy fees	1,845	3,364	1,300	–	6,509
Net earned premiums and policy fees	1,779	3,207	688	–	5,674
Net underwriting result	183	425	83	–	691
Business operating profit	297	653	162	–	1,112
Ratios, as % of net earned premiums and policy fees					
Loss ratio	61.5%	65.6%	72.8%	n/a	65.2%
Expense ratio	28.2%	21.1%	15.2%	n/a	22.6%
Combined ratio	89.7%	86.7%	88.0%	n/a	87.8%

Rest of the World – *highlights*

in USD millions, for the year ended December 31, 2004	Personal	Commercial	Eliminations	Total
Gross written premiums and policy fees	**1,045**	**1,160**	**(4)**	**2,201**
Net earned premiums and policy fees	**721**	**744**	**–**	**1,465**
Net underwriting result	**26**	**69**	**–**	**95**
Business operating profit	**52**	**128**	**–**	**180**
Ratios, as % of net earned premiums and policy fees				
Loss ratio	**59.6%**	**55.4%**	**n/a**	**57.4%**
Expense ratio	**36.8%**	**35.3%**	**n/a**	**36.1%**
Combined ratio	**96.4%**	**90.7%**	**n/a**	**93.5%**

File No. 82-5089

Embedded value results – Life Insurance (unaudited)

in USD millions, for the years ended December 31	North America Consumer 2004	North America Consumer 2003
Gross new business premiums including deposits	**252**	711
of which:		
Annual premiums	**106**	175
Single premiums	**146**	536
Gross new business annual premiums equivalent (APE)	**120**	229
Embedded value information:		
Opening embedded value	**2,555**	3,160
Operating profit expected from in-force business and net assets, after tax	**176**	232
New business profit, after tax	**74**	71
Operating variance, after tax	**(1)**	(5)
Operating assumption changes	**81**	20
Total operating profit, after tax	**330**	318
Economic variance:		
Investment variance	**4**	78
Change in economic assumptions	**(15)**	(37)
Embedded value profit/(loss), after tax	**319**	359
Dividends and capital movements	**(472)**	(964)
Closing embedded value before foreign currency translation effects	**2,402**	2,555
Foreign currency translation effects	**–**	–
Closing embedded value after foreign currency translation effects	**2,402**	2,555
of which:		
Shareholders' net assets	**1,012**	1,308
Value of business in-force	**1,390**	1,247
After-tax operating return before foreign currency translation effects	**15.0%**	10.0%
After-tax return on opening embedded value before foreign currency translation effects	**14.5%**	11.4%
New business profit margin (in % of APE)	**61.0%**	31.1%
Embedded value economic assumptions:		
Discount rate	**8.0%**	8.0%
Investment returns before tax:		
Fixed interest	**5.4%**	4.9%
Equities	**8.0%**	8.0%
Property	**–**	–
Expense inflation	**2.3%**	2.3%
Attributed tax rate	**35.0%**	35.0%

Embedded value notes: The above information should be read in conjunction with additional notes on the following page.

External Review: Deloitte & Touche LLP ("Deloitte"), our consulting actuaries, have reviewed the choice of methodology together with the assumptions and calculations made by Zurich Financial Services Group ("the Group") in the calculation of the embedded value results of its Life Business as of December 31, 2004. Deloitte have reported to the Group that they consider that the methodology is appropriate, the Group's assumptions are together reasonable and that the embedded value results as published above have been properly compiled on the basis of the methodology and assumptions chosen. For the purpose of this report, Deloitte have performed certain checks on data provided by the Group, but have not verified and have relied on financial information underlying the Group's financial statements.

	Continental Europe		UKISA		Rest of the World		Total	
	2004	2003	2004	2003	2004	2003	2004	2003
	2,724	2,600	**5,770**	4,286	**1,189**	770	**9,935**	8,367
	873	599	**489**	483	**98**	184	**1,566**	1,441
	1,851	2,001	**5,281**	3,803	**1,091**	586	**8,369**	6,926
	1,059	799	**1,017**	863	**207**	243	**2,403**	2,134
	2,510	1,944	**4,608**	4,309	**739**	675	**10,412**	10,088
	139	142	**452**	320	**75**	69	**842**	763
	134	63	**59**	59	**6**	(1)	**273**	192
	(98)	31	**(132)**	(140)	**(1)**	(12)	**(232)**	(126)
	244	144	**(115)**	82	**24**	(16)	**234**	230
	419	380	**264**	321	**104**	40	**1,117**	1,059
	129	274	**42**	22	**30**	(16)	**205**	358
	159	(359)	**17**	(74)	**(35)**	(19)	**126**	(489)
	707	295	**323**	269	**99**	5	**1,448**	928
	(501)	(121)	**1,175**	(446)	**–**	(53)	**202**	(1,584)
	2,716	2,118	**6,106**	4,132	**838**	627	**12,062**	9,432
	217	392	**454**	476	**24**	112	**695**	980
	2,933	2,510	**6,560**	4,608	**862**	739	**12,757**	10,412
	1,403	1,162	**3,862**	1,660	**596**	478	**6,873**	4,608
	1,530	1,348	**2,698**	2,948	**266**	261	**5,884**	5,804
	23.8%	19.6%	**4.7%**	7.4%	**13.7%**	5.9%	**10.8%**	10.5%
	40.2%	15.2%	**5.7%**	6.2%	**13.1%**	0.7%	**14.0%**	9.2%
	12.7%	7.9%	**5.8%**	6.9%	**3.1%**	(0.5%)	**11.4%**	9.0%
	7.3%	7.9%	**7.5%**	8.0%	**9.4%**	9.8%	**7.7%**	8.1%
	3.8%	4.2%	**4.4%**	5.0%	**5.7%**	4.6%	**4.2%**	4.5%
	7.2%	7.8%	**6.9%**	7.6%	**8.2%**	8.8%	**7.1%**	7.8%
	4.8%	4.9%	**6.8%**	7.3%	**6.6%**	6.8%	**5.0%**	5.2%
	1.6%	1.6%	**3.0%**	3.0%	**3.1%**	2.3%	**2.4%**	2.4%
	32.7%	32.9%	**28.9%**	28.7%	**25.5%**	27.5%	**30.7%**	31.2%

Additional notes to the embedded value results

1. The after-tax operating return and after-tax return on opening embedded value have been calculated to reflect the incidence of capital movements in and out of the embedded value.
2. The 2003 year-end embedded value included the value of certain life operations which are now centrally managed outside the Life Insurance segment.
   The IFRS financial statements as of December 31, 2004 reflect this change and these operations are included in "Other Businesses" for IFRS reporting. The life embedded value results as of December 31, 2004, assume that these operations have been transferred out of the Life Insurance segment at their embedded value as of January 1, 2004 (USD 770 million). The regions affected by this change are North America Consumer and Continental Europe. In the UKISA region during 2004 there was a large capital inflow of assets in exchange for a holding of a General Insurance company. These assets were brought in to the embedded value at their locked in value.
3. The Life Insurance segment includes some non-insurance subsidiary companies. Where appropriate, we have included the value of these companies in accordance with our embedded value methodology. For those companies for which no embedded value has been calculated, these have been included at their shareholders' equity value, as calculated in accordance with IFRS, which represents approximately 2% of our total published embedded value.
4. The UK Life business distribution network generated an additional USD 16 million of new business profit for the Group relating to a product accounted for in a non-insurance subsidiary which from year-end 2004 is not included in the life value of new business. In 2003, sales of this product accounted for USD 20 million of new business profit, without which the new business margin would have been 4.6% for UKISA and 8.1% for the total Group.
5. The UKISA operating profit after-tax for 2004 has been adversely affected by an increase in provisions for settling customer complaints relating to past sales of mortgage endowment and other contracts (reducing the operating profit by USD 208 million). Without this effect, the after-tax operating return on embedded value would have been 8.4% for UKISA and 12.8% for the total Group.
6. The published embedded value assumes that at least the locally required minimum statutory capital is held to support the business. In some countries, a higher amount has been locked in where this is in line with management strategy or market practice. In 2004, the amount of shareholder capital used to meet these requirements was USD 5.0 billion, which produced an associated shareholder economic cost of USD 1.6 billion.
7. In 2004, the capital strain on writing new business was approximately USD 0.7 billion. The after-tax internal rate of return on new business is 11–12%. The new business profit before cost of solvency is USD 352 million.
8. For both 2003 and 2004 the new business profit and new business premium information are shown gross of any minority holdings although the embedded value is shown net of minority holdings. The minorities share of new business profit is reversed out through the line "Operating variance, after tax" in the table of embedded value results on the preceding pages. Most of the minorities share of new business profit relates to our subsidiary Deutscher Herold Lebensversicherung AG in Continental Europe. The new business profit and APE net of minority holdings for 2004 are USD 254 million and USD 2,243 million, respectively.

Embedded Value Sensitivities

The following tables show the sensitivity of our 2004 embedded value and value of new business to changes in several key assumptions:

Change in embedded value in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Investment return 1% increase	Investment return 1% decrease	MV of equities 10% decrease	Renewal expenses 10% decrease	Demo-graphy 10% worsening	Lapses 10% worsening
Change in embedded value	(667)	795	596	(861)	(290)	207	(548)	(197)

Change in new business value in USD millions	Discount rate 1% increase	Discount rate 1% decrease	Investment return 1% increase	Investment return 1% decrease	Initial expenses 10% decrease	Renewal expenses 10% decrease	Demo-graphy 10% worsening	Lapses 10% worsening
Change in new business value	(62)	75	59	(57)	70	21	(29)	(46)

Please note that the figures shown above are "sensitivities" – for each assumption change, all other assumptions have remained unchanged. The exceptions to this are the investment return sensitivities. The investment return sensitivity assumes a change to future new money rates for fixed interest securities and a change to returns on both existing assets and future new money rates for equities and properties. These sensitivities reflect the change to embedded value in this changed investment environment. For example, where appropriate, changes to statutory valuation bases or policyholder bonuses have been reflected accordingly. In addition, changes to the market values of fixed interest assets have been reflected where appropriate. However, these investment return sensitivities assume that the risk discount rates remain unaffected.

Embedded value methodology

The embedded value represents the shareholders' interest, excluding any value from future new business, in the entities included in the Life Insurance segment as per the IFRS financial statements. It is the total of the shareholders' interest in the net assets of these Life Insurance entities and the present value of the projected releases to shareholders arising from the business in-force, less a charge for the cost of capital supporting the solvency requirements of the business. The discount rate used to value the in-force business in each country reflects long term government bond rates at the valuation date plus a risk margin. The assumptions for mortality, persistency and expenses reflect recent and expected experience. All changes in assumptions not classified as "economic" are included in the "Operating assumption changes" line item. Gross new business annual premium equivalent (APE) is calculated as new annual premiums plus 10% of single premiums.

Embedded value profit is the change in the embedded value over the year, after adjustment for any dividends and capital movements. The profit is calculated on an after-tax basis.

Embedded value profit consists of the following components, the first two of which in aggregate are referred to as operating profit:

- new business profit, after tax, which represents the value added by new business written during the period, including allowance for the cost of holding solvency capital, and is valued at point of sale using the applicable discount rate;
- the operating profit from existing business, which is equal to:
  - the profit expected from the in-force business and net assets, after tax, including allowance for the cost of holding solvency capital,
  - the experience variances caused by the differences between the actual experience during the period and the expected experience assumed in the prior year embedded value, and
  - the impact of changes in assumptions of future operating experience;
- the economic variance, which is equal to:
  - the investment variance caused by differences between the actual and the expected experience over the reporting period, and
  - the change in future economic assumptions, such as changes in discount rates and future investment rates. This also includes, where appropriate, changes in legislation.

The calculation of embedded values necessarily makes numerous assumptions with respect to economic conditions, operating conditions, taxes, and other matters, many of which are beyond the Group's control. Although the assumptions used represent estimates which the Group and Deloitte believe are together reasonable, actual future experience may vary from that assumed in the calculation of the embedded value results, and such variation may be material. Deviations from assumed experience are normal and are to be expected. The embedded value results have been prepared using generally accepted actuarial methods that use deterministic projections that do not allow for all of the cost of options and guarantees on a market consistent basis.

ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2004
Analyst presentation

Zurich, February 17, 2005



Disclaimer and cautionary statement

ZURICH

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our strategic direction, targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Agenda

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- Introduction — James J. Schiro
- Annual Results 2004 — Patrick O'Sullivan
- The Way Forward — James J. Schiro
- Q&A

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Introduction

James J. Schiro
Chief Executive Officer

February 17, 2005

Financial highlights

ZURICH

in USD millions	2004	2003	Change
Gross written premiums and policy fees	49,304	48,805	1%
General Insurance GWP and policy fees	37,638	36,250	4%
Life Insurance GWP and policy fees	10,979	11,625	-6%
Net investment result for Group investments	8,395	7,815	7%
Business operating profit	3,143	2,316	36%
Net income	2,587	2,009	29%
Return on equity	13.3%	12.1%	1.2pts
Business operating profit return on equity	11.5%	9.8%	1.7pts
General Insurance combined ratio	101.6%	97.9%	-3.7pts
Life new business profit margin (as % of APE)	11.4%	9.0%	2.4pts
Payment per share[1]	4.00	2.50	60%

[1] In CHF; payment in form of a nominal value reduction

ZURICH

Annual Results 2004

Patrick O'Sullivan
Group Finance Director

February 17, 2005

Improved reserving process

- New formal review structure
- Rolling reviews of all reserves
- Third party actuaries support where appropriate
- Strengthened actuarial reporting lines
- Consistent methodologies supported by reporting process

Split of insurance reserves as at December 31



2002: USD 30,366 million
2003: USD 37,013 million
2004: USD 43,474 million
NA Corp.
Cont. Europe
UKISA
NA Cons.
RoW
CMB

in USD millions	NA Corp.	Cont. Europe	UKISA	NA Cons.	RoW	CMB	**Total**
2002	9,384	8,836	6,075	746	897	4,428	**30,366**
2003	12,005	10,628	8,212	907	1,212	4,049	**37,013**
2004	17,306	11,517	9,633	1,078	1,289	2,651	**43,474**

Insurance reserves development

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in USD millions	2004	2003
Losses and LAE reserves, net, at January 1	37,013	30,366
Losses and LAE paid	17,515	16,516
Losses and LAE incurred		
Current year	21,506	19,254
Prior year	1,964	1,874
Other movements (FX and divestments)	506	2,035
Losses and LAE reserves, net, at December 31	43,474	37,013

Insurance reserves: prior year development by business division

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NA Corporate	2,565
NA Consumer	-58
Continental Europe	-121
UKISA	-208
Rest of the World	-79
Centrally Managed Businesses	-135
Total	1,964

Major lines of business affected in the US

- Workers' Compensation
- Commercial General Liability
  - Primary
  - Construction defect
  - Products
- Business Owners/Package
  - Construction defect

Business operating profit by segment

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in USD millions	2004	2003	Change
General Insurance	1,380	2,146	-36%
Life Insurance	1,063	856	24%
Farmers Management Services	1,077	970	11%
Other Businesses	137	-958	nm
Corporate Center	-514	-698	26%
Total	3,143	2,316	36%

General Insurance key performance indicators

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Business Operating Profit

in USD millions	2004	2003	Change
NA Corporate	-1,165	664	nm
NA Consumer	224	115	95%
Continental Europe	1,004	603	67%
UKISA	1,112	441	152%
Rest of World	180	150	20%
Centrally Managed Businesses	25	173	-86%
Total	1,380	2,146	-36%

Combined ratio (%)


Total[1]
101.6
97.9
NA Corp.
117.3
99.0
NA Cons.
95.9
98.7
Cont. Eur.
94.0
98.3
UKISA
87.8
97.5
Rest of World
93.5
93.4
80
90
100
110
120
2004
2003

[1] Including Centrally Managed Businesses

General Insurance combined ratio by business division – excluding reserve adjustments

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	2004	2003	Change
NA Corporate	93.0%[1]	87.7%	-5.3pts
NA Consumer	97.8%	98.7%	0.9pts
Continental Europe	95.3%	99.1%	3.8pts
UKISA	91.5%	96.7%	5.2pts
Rest of World	98.9%	94.9%	-4.0pts
Total excluding reserve strengthening	94.7%[2]	93.9%	-0.8pts
Total combined ratio as reported	101.6%	97.9%	-3.7pts

1 Includes USD 617 million hurricane and tsunami losses (5.8 pts. impact on combined ratio)
2 Includes USD 762 million hurricane and tsunami losses (2.5 pts. impact on combined ratio)

 13

Combined ratio NA Corporate

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	2004	2003	Change
As reported	117.3%	99.0%	-18.3pts
Excluding reserve strengthening/releases	93.0%[1]	87.7%	-5.3pts

- Reduced underwriting and claims leakage
- Current terms and conditions firm
- Maintained low expense ratio
- Book comfortably above technical price
- Growth in selected lines of business

1 Includes USD 617 million hurricane and tsunami losses (5.8 pts. impact on combined ratio)

 14

Combined ratio Continental Europe

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	2004	2003	Change
As reported	94.0%	98.3%	4.3pts
Excluding reserve strengthening/releases	95.3%	99.1%	3.8pts

- Excellent performance in all countries
- Claims frequency down in motor books
- USD 85 million from motor claims initiatives
- Italy motor book up 10%
- Corporate book up 8%

Combined ratio UKISA

ZURICH

	2004	2003	Change
As reported	87.8%	97.5%	9.7pts
Excluding reserve strengthening/releases	91.5%	96.7%	5.2pts

- Low CAT and large loss experience
- Reduction in motor claims frequency
- Rate increases in strong market positions

Life Insurance key performance indicators

ZURICH

Business operating profit

in USD millions	2004	2003	Change
NA Consumer	235	245	-4%
Continental Europe	355	294	21%
UKISA	402	271	48%
Rest of World	71	46	54%
Total	1,063	856	24%

New business margin[1] (%)


Total
11.4
9.0
NA Cons.
61.0
31.1
Cont. Europe
12.7
7.9
UKISA
5.8
6.9
Rest of World
3.1
-0.5
-5
0
5
10
60
2004
2003

[1] The after tax internal rate of return is approx. 11-12% (2003: 10-11%)

Life Insurance performance highlights

ZURICH

- 15% growth in new business APE[1] (adjusted for f/x and divestments)
- Continental Europe
  - Record sales growth in Germany
  - Strong performance in Italy
- UKISA
  - IFA channel 20% APE growth
  - Openwork launched
    - Agency numbers reduced to 2,200
    - Market leading third party products
- NA Consumer (Farmers New World Life)
  - Attractive new business margins
  - Strong sales

[1] Annual Premiums Equivalent

Life embedded value performance

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EV operating profit

in USD millions	2004	2003	Change
NA Consumer	330	318	4%
Continental Europe	419	380	10%
UKISA	264	321	-18%
Rest of World	104	40	160%
Total	1,117	1,059	5%

EV operating return (%)



Total
10.8
10.5
NA Cons.
15.0
10.0
Cont. Eur.
23.8
19.6
UKISA
4.7
7.4
Rest of World
13.7
5.9
0 5 10 15 20 25
2004
2003

Farmers Management Services with record year

ZURICH

in USD millions	2004	2003	Change
Management fees & other related revenue	1,985	1,885	5%
Management & other expenses	955	900	6%
Investment income	86	77	12%
Net income	686	604	14%
Business operating profit	1,077	970	11%
Gross operating margin	51.9%	52.3%	-0.4pts

Other Businesses financial highlights

ZURICH

in USD millions		2004	2003	Change
Business operating profit		137	-958	nm
of which:	*Centre*	*58*	*-882*	*nm*
	other	*79*	*-76*	*nm*
Net income		96	-1,012	nm
of which:	*Centre*	*9*	*-818*	*nm*
	other	*87*	*-194*	*nm*

Shareholders' equity

ZURICH

in USD millions


23'000
22'000
21'000
20'000
19'000
18'000
-450
2,587
741
386
-241
-226
Balance as of Dec 31, 2003
SOP 03-01 implement.
Restated Balance as of Dec 31, 2003
Net income
Translation adjustments
Change in net unreal. gains on investments¹
Nominal value reduction and other²
Impact of initial application of legal quote in Switzerland
Balance as of Dec 31, 2004

¹ Excluding translation adjustments
² Includes dividends on preferred securities, treasury stock & share-based payment transactions

ZURICH

The Way Forward

James J. Schiro
Chief Executive Officer

February 17, 2005

Having delivered the turnaround, we are now building the future

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Create stable platform (2002 – 2003)

- Focus on core
- Improve financial and operational discipline
- Strengthen capital
- De-risk balance sheet
- Implement operational improvement program
- Start cultural change

Lay the foundation (2003 – 2004)

- Delivered for customers and shareholders
- Business model operating to underwriting profit
- Improved core processes
- Performance culture
- improved capital management and balance sheet

Build the future (2004 – 2005+)

- Establish a clear direction
- Align organizational model with strategic priorities
- **Zurich Way:** Drive businesses by rigorous focus on operational excellence and by applying common methodologies

2002 – 2003 → 2003 – 2004 → 2004 – 2005+

 24

The Zurich Way – one "best" way to achieve operational excellence in all core processes

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Seven initial work streams

1. General Insurance claims
2. Large corporate and commercial underwriting
3. Personal lines underwriting
4. Life (with 4 sub workstreams)
5. Tied agent distribution
6. Talent management
7. Financial discipline

The Zurich Way framework


Technical
Behavioral
Common language & methodologies
Consistent improvement approach
Common mindset and core values & principles

- CEO/GEC sponsorship
- Full time central team to support workstreams

Financial benefits of improvement initiatives of the entire Zurich Financial Services Group

ZURICH


100% =
USD 1 billion
100% =
USD 540 million
100% =
USD 500 million
8%
20%
60%
4%
15%
31%
37%
19%
5%
23%
7%
20%
Life, AM & other
Growth/Distribution
Claims
Underwriting Process
Pricing
Operating Expenses
2003
2004
2005

We have a well diversified General Insurance book[1]

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	North America	United Kingdom	Cont. Europe	Inter-national	Total
Corporate Lines	Global Corporate 8%	3%	8%		19%
Commercial Lines	NA Comm.[2] 33%	8% Europe General Insurance	6%	4% Int. Businesses	51%
Personal Lines	US Personal[3] 8%	5%	14%	3%	30%
Total	49%	16%	28%	7%	100%[4]

44% (United Kingdom + Cont. Europe)

52% more complex

48% less complex

[1] Customers segments pro-forma reporting
[2] Incl. Small Businesses
[3] NA Consumer
[4] Based on 2004 GWP, adjusted for Group eliminations and Centrally Managed Businesses

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Q&A

ZURICH

Appendix

Return on equity

ZURICH

			2004	2003
Business Operating Profit[1] / Average IFRS Equity[2]	=	2,235 / 19,462	11.5%	9.8%
Net Income[3] / Average IFRS Equity[2]	=	2,587 / 19,462	13.3%	12.1 %

[1] In USD millions, after tax (2004 BOP = 3,143 less tax @ 28.9% = 2,235)
[2] In USD millions, IFRS Equity (excluding preferred shares) BoY: 17'838, EoY: 21'085, average: 19'462
[3] In USD millions

 30

Asbestos & Environmental reserves

ZURICH

	2004		2003	
	Gross reserves[1]	3-year survival ratio	Gross reserves[1]	3-year survival ratio
Asbestos	2,964	22.1	2,930	23.6
of which: US	*1,601*	*19.1*	*1,915*	*15.9*
of which: UK	*1,363*	*41.0*	*1,015*	*42.0*
Environmental	500		703	
Total	3,464		3,633	

[1] In USD millions

Life Insurance financial highlights

ZURICH

in USD millions	2004	2003	Change
GWP, policy fees & deposits	19,272	20,163	-4%
Business operating profit	1,063	856	24%
Net investment income[1]	6,224	5,883	6%
New business premiums (APE[2])	2,403	2,134	13%
New business profit margin (as % of APE)	11.4%	9.0%	2.4pts
EV operating profit, after tax	1,117	1,059	5%
EV operating return, after tax[3]	10.8%	10.5%	0.3pts
Discount rate	7.7%	8.1%	0.0pts

[1] Including investments for unit-linked products
[2] Annual Premiums Equivalent
[3] Before foreign currency translation effects

Life IFRS equity adjusted to bridge EV

ZURICH

in USD billions			2004
Tangible assets in IFRS equity		8.3	
DAC and other intangibles		3.5	
Goodwill		0.5	
Life IFRS equity			12.3
Adjustments:	Reserves and investment valuation differences[1]	-1.4	
	Deduct DAC and other intangibles[2]	-3.5	
	Deduct goodwill[3]	-0.5	
Subtotal adjustments			-5.4
Value of business in-force (before cost of capital)			7.4
Cost of capital			-1.5
Embedded value			12.8
Net asset value		6.9	
Value of business in-force (after cost of capital)		5.9	

[1] Difference between tangible IFRS Equity and NAV under EV
[2] DAC and other intangibles included in IFRS Equity are subtracted
[3] Goodwill is not included in the EV, thus needs to be deducted from IFRS equity

Shareholders' deferred acquisition costs and recoverability

ZURICH

in USD millions	2004	2003
DAC asset incl. in Life Insurance segment balance sheet	11.0	9.6
Present value of future profits[1]	1.1	1.2
Deferred front-end fees	-3.5	-3.0
Investments less reserves where the investment risk is carried by the policyholder	-1.1	-1.3
Policyholder share of DAC and other intangibles	-2.5	-2.1
Tax deductions on intangible assets	-1.5	-1.3
Net shareholders' intangibles to be recovered from future earnings[2]	3.5	3.1

[1] linked to acquisitions
[2] after tax

Total Group investments by major category

ZURICH


USD 163.8bn
USD 176.0bn
USD 191.1bn
100%
75%
50%
25%
0%
7.5%
8.3%
62.6%
21.6%
4.7%
6.4%
64.2%
24.7%
3.9%
4.9%
65.1%
26.1%
2002
2003
2004
Other equity securities
Common stock, including equity unit trusts
Debt securities
Other investments

 35

96% of the bond portfolio is investment grade

ZURICH

Bond portfolio ratings[1] distribution as at December 31, 2004


'BB' & below 1%
Not available 3%
'BBB' 4%
'A' 12%
'AAA' 63%
'AA' 17%

[1] Lower of Moody's and S&P issuer ratings, if no rating available, internal ratings have been assigned

 36

The bond portfolio diversification

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Bond portfolio currency distribution as at December 31, 2004



Other 3.2%
CHF 11.8%
EUR 36.8%
GBP 19.1%
USD 28.7%

The equity portfolio diversification

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Equity portfolio country distribution as at December 31, 2004



Other 10.2%
Switzerland 7.9%
Europe 39.5%
UK 21.4%
North America 21.0%

Credit quality[1] of reinsurance counterparties / collateralization of recoverables

ZURICH



Not rated 8%
'BB' & below 1%
'BBB' 5%
'A' 20%
Collateralized: 44%
'AA' 18%
'AAA' 4%

[1] Lower of Moody's and S&P issuer ratings; if no rating is available, internal ratings have been assigned

Farmers Exchanges[1] financial highlights

ZURICH

in USD millions	2004	2003
Gross written premiums	14,189	13,833
Net underwriting gain	235.9	-372.6
Net surplus change (YTD)	461.6	211.1
Ending Surplus	4,145.8	3,684.2
Surplus Ratio	36.5%	36.7%



4'000
3'800
3'600
3'400
3'200
40.0%
38.0%
36.0%
34.0%
32.0%
30.0%
2001 2002 2003 2004
Surplus
Surplus ratio

[1] Zurich Financial Services has no ownership interest in the Farmers Exchanges. Farmers Group, Inc., a wholly owned subsidiary of the Group, provides management services to the Farmers Exchanges and receives a fee for its services

Farmers Exchanges – combined ratio by line of business

ZURICH

	2004	2003	Change
Auto	99.9%	99.5%	-0.4pts
Homeowners	77.8%	94.7%	16.9pts
Commercial P&C[1]	99.0%	103.8%	4.8pts
Specialty	99.9%	96.8%	-3.1pts
Total	96.8%	101.9%	5.1pts
Adjusted combined ratio[2]	89.9%	95.2%	5.3pts

[1] Excludes earthquake losses before quota share treaties
[2] Adjusted for profit portion of management fees

 41

Farmers Exchanges – development of the combined ratio

ZURICH

Quarterly combined ratio


125%
120%
115%
110%
105%
100%
95%
90%
Californian Wildfires
Hurricanes
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
2001
2002
2003
2004

 42

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Annual Results Reporting 2004
Media presentation

Zurich, February 17, 2005



Disclaimer and cautionary statement

ZURICH

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our strategic direction, targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our core markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Agenda

ZURICH

- Introduction — James J. Schiro
- Annual Results 2004 — Patrick O'Sullivan
- The Way Forward — James J. Schiro
- Q&A

ZURICH

Introduction

James J. Schiro
Chief Executive Officer

February 17, 2005

Financial highlights

ZURICH

in USD millions	2004	2003	Change
Gross written premiums and policy fees	49,304	48,805	1%
General Insurance GWP and policy fees	37,638	36,250	4%
Life Insurance GWP and policy fees	10,979	11,625	-6%
Net investment result for Group investments	8,395	7,815	7%
Business operating profit	3,143	2,316	36%
Net income	2,587	2,009	29%
Return on equity	13.3%	12.1%	1.2pts
Business operating profit return on equity	11.5%	9.8%	1.7pts
General Insurance combined ratio	101.6%	97.9%	-3.7pts
Life new business profit margin (as % of APE)	11.4%	9.0%	2.4pts
Payment per share[1]	4.00	2.50	60%

[1] In CHF; payment in form of a nominal value reduction

ZURICH

Annual Results 2004

Patrick O'Sullivan
Group Finance Director

February 17, 2005

Business operating profit by segment

ZURICH

in USD millions	2004	2003	Change
General Insurance	1,380	2,146	-36%
Life Insurance	1,063	856	24%
Farmers Management Services	1,077	970	11%
Other Businesses	137	-958	nm
Corporate Center	-514	-698	26%
Total	3,143	2,316	36%

General Insurance key performance indicators

ZURICH

Business Operating Profit

in USD millions	2004	2003	Change
NA Corporate	-1,165	664	nm
NA Consumer	224	115	95%
Continental Europe	1,004	603	67%
UKISA	1,112	441	152%
Rest of World	180	150	20%
Centrally Managed Businesses	25	173	-86%
Total	1,380	2,146	-36%

Combined ratio (%)


Total[1]
101.6
97.9
NA Corp.
112.3
99.0
NA Cons.
95.9
98.7
Cont. Eur.
94.0
98.3
UKISA
87.8
97.5
Rest of World
93.5
93.4
80
90
100
110
120
2004
2003

[1] Including Centrally Managed Businesses

Improved reserving process

ZURICH

- New formal review structure
- Rolling reviews of all reserves
- Third party actuaries support where appropriate
- Strengthened actuarial reporting lines
- Consistent methodologies supported by reporting process

General Insurance combined ratio by business division – excluding reserve adjustments

ZURICH

	2004	2003	Change
NA Corporate	93.0%[1]	87.7%	-5.3pts
NA Consumer	97.8%	98.7%	0.9pts
Continental Europe	95.3%	99.1%	3.8pts
UKISA	91.5%	96.7%	5.2pts
Rest of World	98.9%	94.9%	-4.0pts
Total excluding reserve strengthening	94.7%[2]	93.9%	-0.8pts
Total combined ratio as reported	101.6%	97.9%	-3.7pts

[1] Includes USD 617 million hurricane and tsunami losses (5.8 pts. impact on combined ratio)
[2] Includes USD 762 million hurricane and tsunami losses (2.5 pts. impact on combined ratio)

Life Insurance key performance indicators

ZURICH

Business operating profit

in USD millions	2004	2003	Change
NA Consumer	235	245	-4%
Continental Europe	355	294	21%
UKISA	402	271	48%
Rest of World	71	46	54%
Total	1,063	856	24%

New business margin[1] (%)



Total
11.4
9.0
NA Cons.
61.0
31.1
Cont. Europe
12.7
7.9
UKISA
5.8
6.9
Rest of World
3.1
-0.5
-5
0
5
10
60
2004
2003

[1] The after tax internal rate of return is approx. 11-12% (2003: 10-11%)

Life Insurance performance highlights

ZURICH

- 15% growth in new business APE[1] (adjusted for f/x and divestments)
- Continental Europe
  - Record sales growth in Germany
  - Strong performance in Italy
- UKISA
  - IFA channel 20% APE growth
  - Openwork launched
    - Agency numbers reduced to 2,200
    - Market leading third party products
- NA Consumer (Farmers New World Life)
  - Attractive new business margins
  - Strong sales

[1] Annual Premiums Equivalent

Farmers Management Services with record year

ZURICH

in USD millions	2004	2003	Change
Management fees & other related revenue	1,985	1,885	5%
Management & other expenses	955	900	6%
Investment income	86	77	12%
Net income	686	604	14%
Business operating profit	1,077	970	11%
Gross operating margin	51.9%	52.3%	-0.4pts

Shareholders' equity

ZURICH

in USD millions



23'000
22'000
21'000
20'000
19'000
18'000
-450
2,587
741
386
-241
-226
Balance as of Dec 31, 2003
SOP 03-01 implement.
Restated Balance as of Dec 31, 2003
Net income
Translation adjustments
Change in net unreal. gains on investments[1]
Nominal value reduction and other[2]
Impact of initial application of legal quote in Switzerland
Balance as of Dec 31, 2004

1 Excluding translation adjustments
2 Includes dividends on preferred securities, treasury stock & share-based payment transactions

ZURICH

The Way Forward

James J. Schiro
Chief Executive Officer

February 17, 2005

Having delivered the turnaround, we are now building the future

ZURICH

Create stable platform (2002 – 2003)

- Focus on core
- Improve financial and operational discipline
- Strengthen capital
- de-risk balance sheet
- Implement operational improvement program
- Start cultural change

Lay the foundation (2003 – 2004)

- Delivered for customers and shareholders
- Business model operating to underwriting profit
- Improved core processes
- Performance culture
- improved capital management and balance sheet

Build the future (2004 – 2005+)

- Establish a clear direction
- Align organizational model with strategic priorities
- **Zurich Way**: Drive businesses by rigorous focus on operational excellence and by applying common methodologies

2002 – 2003 → 2003 – 2004 → 2004 – 2005+

The Zurich Way – one "best" way to achieve operational excellence in all core processes

ZURICH

Seven initial work streams

1. General Insurance claims
2. Large corporate and commercial underwriting
3. Personal lines underwriting
4. Life (with 4 sub workstreams)
5. Tied agent distribution
6. Talent management
7. Financial discipline

The Zurich Way framework



Technical
Behavioral
Common language & methodologies
Consistent improvement approach
Common mindset and core values & principles

- CEO/GEC sponsorship
- Full time central team to support workstreams

 17

Financial benefits of improvement initiatives of the entire Zurich Financial Services Group

ZURICH



100% = USD 1 billion
100% = USD 540 million
100% = USD 500 million
8%
20%
60%
4%
15%
31%
37%
19%
5%
23%
7%
20%
2003
2004
2005
Life, AM & other
Growth/Distribution
Claims
Underwriting Process
Pricing
Operating Expenses

 18

We have a well diversified General Insurance book[1]

ZURICH

	North America	United Kingdom	Cont. Europe	Inter-national	Total
Corporate Lines	Global Corporate 8%	Global Corporate 3%	Global Corporate 8%		19%
Commercial Lines	NA Comm.[2] 33%	Europe General Insurance 8%	Europe General Insurance 6%	Int. Businesses 4%	51%
Personal Lines	US Personal[3] 8%	Europe General Insurance 5%	Europe General Insurance 14%	Int. Businesses 3%	30%
Total	49%	16%	28%	7%	100%[4]

United Kingdom + Cont. Europe: 44%

52% more complex

48% less complex

[1] Customers segments pro-forma reporting
[2] Incl. Small Businesses
[3] NA Consumer
[4] Based on 2004 GWP, adjusted for Group eliminations and Centrally Managed Businesses

ZURICH

Q&A

File No. 82-5089

Statement of annual results 2004:
Excerpts from Annual Report 2004 of Zurich Financial Services Group

Consolidated operating statements of Zurich Financial Services Group
in USD millions, for the years ended December 31

	2004	2003
Revenues		
Gross written premiums and policy fees	49,304	48,805
Less premiums ceded to reinsurers	(7,625)	(8,646)
Net written premiums and policy fees	41,679	40,159
Net change in reserves for unearned premiums	125	(562)
Net earned premiums and policy fees	41,804	39,597
Management fees	2,030	2,062
Net investment income	9,114	8,395
Net capital gains on investments and impairments	4,934	5,180
Net gain on divestments of businesses	88	351
Other income	1,708	1,623
Total revenues	59,678	57,208
Benefits, losses and expenses		
Insurance benefits and losses, net of reinsurance	34,500	33,259
Policyholder dividends and participation in profits, net of reinsurance	7,014	6,045
Underwriting and policy acquisition costs, net of reinsurance	7,243	6,445
Administrative expense	4,035	4,188
Other operating expense	1,281	1,591
Amortization of intangible assets	448	436
Interest expense on debt	362	445
Interest credited to policyholders and other interest	1,009	1,188
Total benefits, losses and expenses	55,892	53,597
Net income before income taxes and minority interests	3,786	3,611
Income tax expense	(1,093)	(1,496)
Net income applicable to minority interests	(106)	(106)
Net income	2,587	2,009
in USD		
Basic earnings per share	18.01	14.14
Diluted earnings per share	17.88	14.04
in CHF		
Basic earnings per share	22.34	19.00
Diluted earnings per share	22.18	18.86

Further information is available on our Web site www.zurich.com. Please click on the "Annual Results Reporting 2004 – Investor View" button.

Statement of annual results 2004:
Excerpts from Annual Report 2004 of Zurich Financial Services Group

Consolidated statements of shareholders' equity of Zurich Financial Services Group
in USD millions, except number of shares, for the years ended December 31

	Number of common shares issued	Preferred securities
Balance as of December 31, 2002, as previously reported	144,006,955	1,096
Implementation of new accounting standard[1]	–	–
Balance as of December 31, 2002, restated	144,006,955	1,096
Change in net unrealized gains/(losses) on investments (excluding translation adjustments)	–	–
Translation adjustments	–	–
Change in net unrealized gains/(losses) on investments not recognized in the operating statement	–	–

Nominal value reduction of common stock	–	–
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Balance as of December 31, 2003	144,006,955	1,096
Balance as of December 31, 2003, as previously reported	144,006,955	1,096
Implementation of new accounting standard[1]	–	–
Balance as of December 31, 2003, restated	144,006,955	1,096
Change in net unrealized gains/(losses) on investments (excluding translation adjustments)	–	–
Transfer arising from initial application of "legal quote" legislation in Switzerland[2]	–	–
Translation adjustments	–	–
Change in net unrealized gains/(losses) on investments not recognized in the operating statement	–	–
Nominal value reduction of common stock[3]	–	–
Share-based payment transactions	–	–
Treasury stock transactions	–	–
Net income	–	–
Dividends on preferred securities	–	–
Balance as of December 31, 2004	144,006,955	1,096

Common stock	Treasury stock (nominal value)	Additional paid-in capital	Net unrealized gains/(losses) on investments	Cumulative translation adjustment	Retained earnings	Total shareholders' equity
1,028	(14)	10,031	1,080	(484)	4,038	16,775
–	–	–	2	–	(310)	(308)
1,028	(14)	10,031	1,082	(484)	3,728	16,467
–	–	–	(312)	–	–	(312)
–	–	–	92	636	–	728
–	–	–	(220)	636	–	416
(105)	–	–	–	–	–	(105)
–	–	33	–	–	–	33
–	8	144	–	–	–	152
–	–	–	–	–	2,009	2,009
–	–	–	–	–	(38)	(38)
923	(6)	10,208	862	152	5,699	18,934
923	(6)	10,208	862	181	6,120	19,384
–	–	–	–	(29)	(421)	(450)
923	(6)	10,208	862	152	5,699	18,934
–	–	–	386	–	–	386
–	–	–	(226)	–	–	(226)
–	–	–	53	688	–	741
–	–	–	213	688	–	901
(288)	–	–	–	–	–	(288)
–	–	19	–	–	–	19
–	5	61	–	–	–	66
–	–	–	–	–	2,587	2,587
–	–	–	–	–	(38)	(38)
635	(1)	10,288	1,075	840	8,248	22,181

1 Implementation of new accounting standard as discussed in the Annual Report 2004, and as published in the Half Year Report 2004.

2 Transfer of net unrealized gains on investments to insurance reserves as "Policyholders' contract deposits and other funds" in connection with the initial application as of June 30, 2004 of the new "legal quote" legislation in Switzerland.

3 Effective as of June 30, 2004, the share capital was reduced by a nominal value reduction from CHF 9 to CHF 6.50 per each registered share. The payment to shareholders was made on July 1, 2004.

Further information is available on our Web site www.zurich.com. Please click on the "Annual Results Reporting 2004 –

Investor View" button.

Statement of annual results 2004:
Excerpts from Annual Report 2004 of Zurich Financial Services Group

Note on "Minority interests" to the consolidated financial statements of Zurich Financial Services Group

Table
Minority interests

in USD millions, as of December 31	2004	2003
Preferred securities	407	390
Other	439	579
Total	846	969

Minority interests include third-party equity interests, preferred securities and similar instruments issued by consolidated subsidiaries of the Group in connection with providing structured financial solutions to its customers.

In December 1999, Zurich Financial Services (Jersey) Limited, a subsidiary of Zurich Group Holding (formerly Zurich Financial Services), issued 12,000,000 perpetual non-voting, non-cumulative Series A Preference Shares on the Euromarket with a par value of EUR 25 (EUR 300,000,000). The securities benefit from a subordinated support agreement of Zurich Group Holding and carry a fixed coupon of 7.125%, payable quarterly. The securities are, subject to certain conditions, redeemable at the option of the issuer in whole, but not in part, from time to time on or after five years from the issue date. Proceeds from the issue were used to refinance existing intercompany debt and for general corporate purposes. With this issue, the Group was able to reinforce its capital base while raising equity-like but non-dilutive long-term funds.

As of December 31, 2004, and December 31, 2003, minority interests in Zurich Capital Markets ("ZCM") totaled USD nil million and USD 212 million, respectively. These minority interests primarily represented third-party equity interests in consolidated alternative investment vehicles arising from ZCM's managed asset business.

Further information is available on our Web site www.zurich.com. Please click on the "Annual Results Reporting 2004 – Investor View" button.

Statement of annual results 2004:
Excerpts from Annual Report 2004 of Zurich Financial Services Group

Note on "Shareholders' equity" to the consolidated financial statements of Zurich Financial Services Group
Table
Common and treasury stock

number of shares, as of December 31	2004	2003
Authorized, contingent and issued common stock, CHF 6.50 and CHF 9 par value, respectively	156,988,783	156,988,783
Issued common stock, CHF 6.50 and CHF 9 par value, respectively	144,006,955	144,006,955
Treasury stock	298,113	762,507

Table
Preferred securities

in USD millions, as of December 31	2004	2003
Preferred securities, USD 1,000 par value	1,125	1,125

(a) Issued stock
At the Annual General Meeting of April 16, 2004, shareholders approved a share capital reduction in the form of a capital nominal value reduction of each registered share from CHF 9 to CHF 6.50. As a result of this reduction, the share capital was reduced by CHF 360,017,387.50 from CHF 1,296,062,595 to a new total of CHF 936,045,207.50. In the previous year, shareholders approved, at the Annual General Meeting of April 30, 2003, a share capital reduction in the form of a capital nominal value reduction of each registered share from CHF 10 to CHF 9. As a result of that reduction, the share capital was reduced by CHF 144,006,955 from CHF 1,440,069,550 to CHF 1,296,062,595.

As of December 31, 2004 and 2003, Zurich Financial Services had 144,006,955 shares of CHF 6.50 par value and CHF 9 par value, respectively, common stock issued and fully paid.

(b) Authorized stock
Until June 1, 2005, the Board of Zurich Financial Services is authorized to increase its share capital by an amount not exceeding CHF 39,000,000 by issuing up to 6,000,000 fully paid registered shares with a nominal value of CHF 6.50 each. An increase in partial amounts is permitted. The Board determines the date of issue of such new shares, the issue price, type of payment, conditions for exercising pre-emptive rights, and the beginning of the dividend entitlement. The Board may issue such new shares by means of a firm underwriting by a banking institution or syndicate with subsequent offer of those shares to the current shareholders. The Board may allow the expiry of pre-emptive rights which have not been exercised, or it may place these rights as well as shares, the pre-emptive rights of which have not been exercised, at market conditions.

The Board is further authorized to restrict or withdraw the pre-emptive rights of shareholders and to allocate them to third-parties if the shares are to be used: for the take-over of an enterprise, or parts of an enterprise or of participations or if issuing shares for the financing including re-financing of such transactions; or for the purpose of expanding the scope of shareholders in connection with the quotation of shares on foreign stock exchanges.

(c) Contingent stock
Capital market instruments and option rights to shareholders: The share capital of Zurich Financial Services may be increased by an amount not exceeding CHF 35,631,882 by issuing up to 5,481,828 fully paid registered shares with a nominal value of CHF 6.50 each through (1) the exercise of conversion and/or option rights which are granted in connection with the issuance of bonds or similar debt instruments by Zurich Financial Services or one of its Group companies in national or international capital markets and/or (2) by the exercise of option rights which are granted to the shareholders. When issuing bonds or similar debt instruments connected with conversion and/or option rights, the pre-emptive rights of the shareholders will be excluded. The current owners of conversion and/or option rights shall be entitled to subscribe for the new shares. The conversion and/or option conditions are to be determined by the Board.

The Board of Directors is authorized, when issuing bonds or similar debt instruments connected with conversion and/or option rights, to restrict or withdraw the right of shareholders for advance subscription in cases where such bonds are issued for the financing or re-financing of a takeover of an enterprise, of parts of an enterprise, or of participations. If the right for advance subscription is withdrawn by the Board, the convertible bond or warrant issues are to be offered at market conditions (including standard dilution protection provisions in accordance with market practice) and the new shares are issued at then current convertible bond or warrant issue conditions. The conversion rights may be exercisable during a maximum of 10 years and option rights for a maximum of 7 years from the time of the respective issue. The conversion or option price or its calculation methodology shall be determined in accordance with market conditions, whereby for shares of Zurich Financial Services the quoted share price is to be used as a basis.

Employee participation: The share capital may be increased by an amount not exceeding CHF 9,750,000 by issuing up to 1,500,000 fully paid registered shares with a nominal value of CHF 6.50 each to employees of Zurich Financial Services and Group companies. The pre-emptive rights of the shareholders, as well as the right for advance subscription, are excluded. The issuance of shares or respective option rights to employees shall be subject to one or more regulations to be issued by the Board of Directors and taking into account performance, functions, levels of responsibility and criteria of profitability. Shares or option rights may be issued to the employees at a price lower than that quoted on the stock exchange.

(d) Preferred securities
In February 2001, the Group placed six series of Trust Capital Securities (Zurich RegCaPS) in the total amount of USD 1,125 million (USD 1,096 million net of issuance costs) with a limited number of qualified institutional and corporate US investors. The securities, which were issued under Rule 144A in the United States, are perpetual, non-cumulative and have a par value of USD 1,000 each. They have no voting rights, except for certain specified circumstances and are linked to Farmers Group, Inc. Class C shares. The Group has the option to call the securities after five, seven or ten years, depending on the series. Two series have a fixed rate coupon (6.01% and 6.58%) and four have a floating rate coupon (between Libor +46 bps and +71 bps). These coupon rates step up after the first call dates.

(e) Additional paid-in capital (capital reserve)
This reserve is not ordinarily available for distribution.

(f) Dividends
Dividends for Zurich Financial Services shares are declared in CHF.

(g) Dividend restrictions and capital and solvency requirements
Zurich Financial Services is not subject to legal restrictions on the amount of dividends it may pay to its shareholders other than under the Swiss Code of Obligations. The Swiss Code of Obligations provides that 5% of the annual profit must be allocated to the general legal reserve until such reserve in the aggregate has reached 20% of the paid-in share capital. As of December 31, 2004, the amount of the general legal reserve exceeded 20% of the paid-in share capital of Zurich Financial Services. Similarly, the company laws of many countries in which Zurich Financial Services' subsidiaries operate may restrict the amount of dividends payable by such subsidiaries to their parent companies.

Other than by operation of the restrictions mentioned above, the ability of Zurich Financial Services' subsidiaries to pay dividends may be restricted or, while dividend payments per se may be legally permitted, may be indirectly influenced by minimum capital and solvency requirements that are imposed by insurance, bank and other regulators in the countries in which the subsidiaries operate as well as by other limitations existing in certain of these countries (e.g. foreign exchange control restrictions).

In the United States, restrictions on payment of dividends may be imposed by the insurance laws or regulations of an insurer's state of domicile. For general insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or previous year's net income. For life, accident and health insurance subsidiaries, dividends are generally limited over a twelve month period to 10% of the previous year's policyholders' surplus or the previous year's net gain from operations. Dividends paid in excess of statutory limitations require prior approval of the Insurance Commissioner of the insurer's state of domicile.

Insurance enterprises in European Union member countries are required to maintain minimum solvency margins. The required minimum solvency margin for general insurers is the greater of 16% of premiums written for the year or 23% of a three-year average of claims, subject to the first tranche (EUR 50 million) of premiums being at 18% and the first tranche (EUR 35 million) of claims at 26%. Life insurance companies are required to maintain a minimum solvency margin of generally 4% of insurance reserves (up to 1% of "insurance reserves for life insurance where the investment risk is carried by policyholders") plus 0.3% of the amount at risk under insurance policies. The same minimum capital requirements are applicable for insurance enterprises operating in Switzerland. In addition, in certain European countries further requirements may apply.

Zurich Financial Services is further subject to certain solvency and its own fund requirements based on a Decree on the Consolidated Supervision of the Zurich Financial Services Group issued by the Swiss Federal Office of Private Insurance on April 23, 2001.

As of December 31, 2004, the subsidiaries were substantially in compliance with applicable regulatory capital adequacy requirements.

(h) Earnings per share

Table **Earnings per share**	Net income (in USD millions)	Number of shares	Per share (USD)	Per share (CHF)[1]
2004				
Basic earnings per share	2,587	143,577,437	18.01	22.34
Effect of potentially dilutive shares related to share-based compensation plans	–	1,067,047	(0.13)	(0.16)
Diluted earnings per share	2,587	144,644,484	17.88	22.18
2003				
Basic earnings per share	2,009	142,064,985	14.14	19.00
Effect of potentially dilutive shares related to share-based compensation plans	–	1,025,296	(0.10)	(0.14)
Diluted earnings per share	2,009	143,090,281	14.04	18.86

1 The translation from USD into CHF has been done for information purposes only at the Group's average exchange rates for the years ended December 31, 2004 and 2003, respectively.

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding for the period, excluding the weighted average number of shares held as treasury shares. Diluted earnings per share reflects the effect of potentially dilutive shares.

Further information is available on our Web site www.zurich.com. Please click on the "Annual Results Reporting 2004 – Investor View" button.

Proposed/approved appropriation of available earnings of Zurich Financial Services Holding Company

No dividend is proposed to be paid out for 2004. For 2003, no dividend was paid either. Instead for 2003, the Board of Directors proposed to repay CHF 2.50 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 9 to CHF 6.50 per registered share. This proposal was approved by the ordinary General Meeting of shareholders on April 16, 2004.

Proposed payout of nominal value reduction

The Board of Directors proposes to repay CHF 4.00 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 6.50 to CHF 2.50 per registered share. The proposed payout would reduce the

share capital by CHF 576,027,820. The proposed payout of the nominal value reduction of CHF 4.00 per each registered share is expected at the beginning of July, 2005, subject to approval by the ordinary General Meeting of shareholders and subject to the fulfilment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Zurich.

Further information is available on our Web site www.zurich.com. Please click on the "Annual Results Reporting 2004 – Investor View" button.

File No. 82-5089

Media Release

ZURICH
FINANCIAL SERVICES

Zurich Financial Services reports strong 2004 results with an increase in net income of 29% to USD 2.6 billion and significant strengthening of the balance sheet

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media@zurich.com
http://www.zurich.com

- **Net income of USD 2,587 million, generating a return on equity (ROE) of 13.3%**
- **Business operating profit (BOP) of USD 3,143 million, up 36% from 2003. BOP ROE after tax increased from 9.8% to 11.5%**
- **Gross written premiums in General Insurance of USD 37.6 billion; combined ratio at 101.6% including hurricane and tsunami impact of 2.5 percentage points**
- **Gross written premiums and policy fees in Life Insurance of USD 11.0 billion; new business profit margin improved by 2.4 percentage points to 11.4%**
- **Net income at Farmers Management Services of USD 686 million, up 14% from 2003**
- **Net insurance loss reserves of USD 43.5 billion, an increase of USD 6.5 billion of which USD 2.0 billion was prior year strengthening**
- **Total shareholders' equity of USD 22.2 billion compared with USD 18.9 billion at December 31, 2003**
- **Proposed payout of CHF 4.00 per share in form of a reduction of the nominal value. Earnings per share (diluted) of CHF 22.18**

James J. Schiro, Chief Executive Officer of Zurich Financial Services, on the 2004 results:

"We are pleased to report a 29% increase in net income to USD 2.6 billion reflecting our well diversified portfolio and the strong underlying profitability of our businesses. Current operations in General Insurance were strong in all regions, with excellent underwriting results in particular in Continental Europe, the United Kingdom and our International Businesses."

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FINANCIAL SERVICES

"I am particularly pleased with the ongoing improvements of our Life insurance operations. Our businesses in the United Kingdom and Switzerland continued their recovery and, based on our strong distribution platform, Germany recorded one of the best years ever."

"At the same time we continued to strengthen our balance sheet by adding to our reserves and growing our equity base."

Operations and Results Review

Zurich, February 17, 2005 – Zurich Financial Services Group (Zurich) reported a strong increase of 29% in 2004 net income and a significant strengthening of the balance sheet on the basis of the Group's well diversified General and Life insurance portfolio in North America, Europe and in our International Businesses.

The Group's strong overall result reflects further progress in the profitability of the Life business, record earnings contribution from Farmers Management Services, and the excellent investment result with a return of 5.9% achieved on the Group's investment portfolio. In General Insurance, the Group benefited from its diversified portfolio with a strong presence on both sides of the Atlantic. Excellent underwriting results in Continental Europe, the United Kingdom and our International Businesses mitigated the impact that extraordinary catastrophes and our decisive action to address the legacy that poor underwriting in the years 1997 to 2001 had left on our commercial business in North America.

The Group continued to strengthen its capital base and reserve position. Shareholders' equity grew by 17% to USD 22.2 billion. We further reduced our exposure to common stock for which the Group bears equity investment risk from 6.4% to 4.9%. Total financial capital in support of

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FINANCIAL SERVICES

our operations increased by 18% to USD 28.1 billion. Total net insurance loss reserves are now USD 43.5 billion, an increase of USD 6.5 billion, of which USD 2.0 billion was for prior year strengthening based on more conservative assumptions. Reserve strengthening of USD 2.6 billion in North America Corporate was mitigated by reserve releases in other regions without departing from our overall conservative stance. These actions contributed to a significant strengthening of the Group's balance sheet.

The year 2004 marked the end of an unprecedented two-year period characterized by the absence of large catastrophes. In August and September, four hurricanes struck the US and the Caribbean leading to record insurance losses of more than USD 22 billion. Just before the end of the year, a powerful tsunami destroyed vast coastal areas from Indonesia to East Africa, leaving a tragic toll of death and destruction. In the wake of these unparalleled events, Zurich recognized claims net of reinsurance and taxes of USD 585 million.

Last year, the insurance industry, including Zurich, came under heightened scrutiny by public authorities and regulators concentrating primarily on certain business practices involving insurance carriers and brokers, the use of non-traditional products and reinsurance. We proactively performed our internal reviews and have taken remedial actions where necessary. In particular, we completed our response to the information requests relating to certain business practices involving insurance brokers and insurance carriers. In addition, we finalized our internal review of reinsurance arrangements that the Group placed externally, where such risks were partially or fully retroceded to the Group, and have taken the appropriate accounting actions. The Group has also reported these transactions to appropriate regulatory bodies and is cooperating with all regulatory inquiries. We continue to strengthen our processes and are committed to comply with laws, regulations

and ethical standards as embodied in Zurich ***Basics***, our internal guideline defining the principles and values of our Group.

Our business operating return after tax was 11.5%, up 1.7 percentage points from 2003. Our goal is to deliver an operating return of 12% in the medium term and our action plan is clear. We must remain focused on the fundamentals of our business, ensuring that operational improvements are engrained in our culture and replicated across different units around the world. We are committed to perform in the industry's top tier based on our competitive advantage as a major provider of general and life insurance services with a well-diversified mix of businesses with respect to lines of business and geographies.

To support the achievement of our sustainable profitability and growth targets, Zurich has designed and is now implementing processes that will help to achieve world-class best practices. Regardless of market conditions we must perform to operational excellence in all our core activities. That is why we are strengthening controls and governance to include all areas in our worldwide operations. The range of actions and initiatives that we have designed and are now implementing in order to achieve best practice execution is called The Zurich Way of doing business.

These initiatives are designed to generate improvements in 2005 and subsequent years with the anticipated benefit in the first year amounting to USD 500 million after tax. They cover all core processes in both Life and General Insurance, in particular underwriting, claims management, sales, distribution, and finance. A major aspect of these initiatives is the development of standard, best practice Group methodologies for these core processes which will lead to greater efficiency and consistency by defining The Zurich Way of doing business. Pilots are running in all functions across

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the business divisions and we will begin rolling out concrete projects in early 2005. They will be implemented and monitored with the same operational discipline used to drive our profit improvement programs over the past two years, which generated more than USD 1 billion in 2003 and another USD 540 million in 2004. Our goal is to maintain a strong balance sheet with the objective to deliver sustainable operating income and maximize long-run shareholder returns.

General Insurance. The segment recorded gross written premiums and policy fees of USD 37.6 billion, an increase of 4%, while net earned premiums grew by 11%. Taking into account the effects of divestments and exchange rate movements, gross written premiums remained at the level of 2003. This reflects small rate increases in key regions moderated by some volume reduction in certain lines as we completed our underwriting renewal programs. The combined ratio rose from 97.9% to 101.6%. It was impacted by catastrophes and reserve strengthening, which added 2.5 and 6.9 percentage points respectively. Our current operating performance was strong in all regions. The United Kingdom, Ireland and Southern Africa (UKISA) region as well as Continental Europe reported sizeable improvements in their combined ratios of 9.7 points and 4.3 points respectively, with strong improvements in business operating profits and net income. In light of large losses due to the hurricanes in the US and prior year reserve strengthening by North America Corporate, the segment's net income declined from USD 1,779 million to USD 1,427 million, while business operating profit decreased by 36% to USD 1,380 million.

Life Insurance. In 2004, we made rapid progress in the continued efforts to strengthen our life business. Business operating profit rose by 24% to USD 1,063 million. Net income was USD 873 million, which, adjusted for net gains on divestments, corresponds to an increase of 17%. The continuing

efforts to improve performance are also mirrored in the 2.4 percentage point increase in the new business profit margin to 11.4%. Zurich is also making progress with the new model for the distribution of life insurance products in the UK, separating distribution from manufacturing. Gross written premiums and policy fees decreased by 6% to USD 11.0 billion, but they grew by 3% after adjusting for the sale of certain life operations, the redesign of the group pension business model in Switzerland and the effects of exchange rate movements.

Farmers Management Services. Farmers generated record profits for the Group. Net income grew by 14% to USD 686 million. Management fees and other related revenue increased by 5% to USD 2.0 billion. The premium volume of the Farmers Exchanges, which Zurich manages but does not own, grew by 3% to USD 14.2 billion and the Farmers Exchanges increased their surplus by USD 462 million.

Group Investments. Group investments increased from USD 176.0 billion at December 31, 2003, to 191.1 billion, driven by the positive operating cash flow, higher market valuations and the impact of foreign currency translation. Net Group investment income was USD 7.4 billion. Including net capital gains, the net investment result was USD 8.4 billion. The Group's investment return for 2004 improved by 1 percentage point to 5.9% on average investments of USD 183.5 billion. The share of common stock, for which the Group bears equity investment risk, was further reduced to 4.9% from 6.4% at the end of 2003.

Shareholders' equity. Zurich continued to improve its capital position. Shareholders' equity increased from USD 18.9 billion to USD 22.2 billion. The improvement reflects strong net income and translation adjustments of USD 741 million. This was offset primarily by a transfer of USD 226

million arising from the initial application of the "legal quote" legislation in Switzerland and the USD 288 million payout to shareholders in the form of a nominal value reduction of common stock.

The Board of Directors will propose to the shareholders at the Annual General Meeting, to be held on April 19, 2005, a payment of CHF 4.00 per registered share in form of a reduction of the nominal value from CHF 6.50 to CHF 2.50 per share.

In the last two years, Zurich has laid a solid foundation for continued profitable growth. Financial and operational discipline has been instilled throughout the organization, and we are operating from a position of improved financial strength. We are confident that Zurich is well prepared for the future.

Note to editors:

There will be a media conference at 10 a.m. CET at the Zurich Development Center, Keltenstrasse 48, Zurich.

The presentation to analysts and investors will be webcast on our website www.zurich.com live from 1 p.m. CET followed by a webcast playback available after 5 p.m. CET.

Presentations for analysts and media, as well as supplemental information including information on the Business Divisions, will be available on our website www.zurich.com. Please click on the "Annual Results Reporting 2004 - Media View" button on the bottom right corner of our homepage.

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FINANCIAL SERVICES

Zurich Financial Services is an insurance-based financial services provider with a global network that focuses its activities on its key markets in North America and Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. Zurich has offices in more than 50 countries and employs about 57,000 people.

For further information please contact:
Zurich Financial Services, Media and Public Relations
8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41, www.zurich.com
SWX Swiss Exchange/virt-x: ZURN

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FINANCIAL SERVICES

Financial Highlights

The following table presents the summarized consolidated results of the Group for the years ended December 31, 2004 and 2003 and the financial positions as of December 31, 2004 and 2003. The 2003 amounts have been restated following the adoption of a new accounting standard in 2004. Certain prior year balances have also been reclassified to conform to the 2004 presentation.

Consolidated operating statements			
in USD millions, for the years ended December 31	**2004**	2003	Change
Gross written premiums and policy fees	**49,304**	48,805	1%
Business operating profit	**3,143**	2,316	36%
Net income	**2,587**	2,009	29%
Consolidated balance sheets			
in USD millions, as of December 31			
Total Group investments	**191,100**	175,967	9%
Insurance reserves, gross	**246,162**	223,418	10%
Total shareholders' equity	**22,181**	18,934	17%
General Insurance key performance indicators			
for the years ended December 31			
Business operating profit (in USD millions)	**1,380**	2,146	-36%
Combined ratio	**101.6%**	97.9%	-3.7 pts
Life Insurance key performance indicators			
for the years ended December 31			
Business operating profit (in USD millions)	**1,063**	856	24%
New business profit margin (as % of APE)	**11.4%**	9.0%	2.4 pts
Embedded value operating return, after tax	**10.8%**	10.5%	0.3 pts
Return on common stockholders' equity			
for the years ended December 31			
Return on equity	**13.3%**	12.1%	1.2 pts
Business operating profit (after tax) return on equity	**11.5%**	9.8%	1.7 pts
Per share data			
for the years ended December 31			
Diluted earnings per share (in CHF)	**22.18**	18.86	18%

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FINANCIAL SERVICES

Disclaimer and cautionary statement

Certain statements in this document are forward-looking statements, including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Forward-looking statements include statements regarding our targeted profit improvement, return on equity targets, expense reductions, pricing conditions, dividend policy and underwriting claims improvements. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Zurich Financial Services' plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). Factors such as (i) general economic conditions and competitive factors, particularly in our key markets; (ii) performance of financial markets; (iii) levels of interest rates and currency exchange rates; (iv) frequency, severity and development of insured claims events; (v) mortality and morbidity experience; (vi) policy renewal and lapse rates; and (vii) changes in laws and regulations and in the policies of regulators may have a direct bearing on Zurich Financial Services' results of operations and on whether Zurich Financial Services will achieve its targets. Zurich Financial Services undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

This communication is directed only at persons who (i) have professional experience in matters relating to investments or (ii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended) or to whom it may otherwise lawfully be communicated (all such persons together being referred to as relevant persons). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

It should be noted that past performance is not a guide to future performance. Persons requiring advice should consult an independent adviser.

Annual Result Reporting 2004
Group Financial Review

Group Highlights

Zurich Financial Services Group (the Group) recorded net income of USD 2,587 million for the year ended December 31, 2004, an increase of 29% compared with USD 2,009 million in 2003. Business operating profit improved by 36% over 2003 to USD 3,143 million for 2004. This result was built on the strong underlying performance of our core businesses and the stabilized development of our Centre operations.

General Insurance showed significant improvements in both business operating profit and net income across all key regions except for North America Corporate, which strengthened reserves for development in business written during the soft market years of 1997 through 2001. In addition, General Insurance, which had enjoyed a two year period of benign catastrophe experience, was impacted by the four hurricanes in the US and the Caribbean and the tragic tsunami in Asia. Life Insurance continued its turnaround with an improved underlying performance, primarily in Europe, after consideration of divested businesses. This improvement is demonstrated in the increase of the new business profit margin to 11.4%. Farmers Management Services increased substantially its contribution to business operating profit and net income. Other Businesses also contributed strong results based on the management actions taken in 2003. The results across all segments were supported by the improved investment return and lower effective tax rate.

Diluted earnings per share rose 18% to CHF 22.18 compared with CHF 18.86 in 2003. For 2004, the return on equity based on net income was 13.3%, an increase of 1.2 percentage points over 2003. Our after-tax business operating profit return on equity was 11.5%, an increase of 1.7 percentage points compared with the 2003 year return.

Performance highlights

Performance highlights
in USD millions, for the years ended December 31

	2004	2003	Change
Gross written premiums and policy fees	**49,304**	48,805	1%
Net investment income	**9,114**	8,395	9%
Net capital gains on investments and impairments	**4,934**	5,180	(5%)
Business operating profit	**3,143**	2,316	36%
Net income	**2,587**	2,009	29%
General Insurance combined ratio	**101.6%**	97.9%	(3.7 pts)
Life Insurance new business profit margin (as % of APE)	**11.4%**	9.0%	2.4 pts
Return on equity	**13.3%**	12.1%	1.2 pts
Business operating profit (after tax) return on equity	**11.5%**	9.8%	1.7 pts
Diluted earnings per share (in CHF)	**22.18**	18.86	18%

Results for 2003 in this Group Financial Review are restated for the implementation of a new accounting standard. Business operating profit figures for 2003 have been restated to conform with the current year presentation. Details are set out in the sections "Basis of Current and Future Presentation and Comparability" and "Investment Performance".

Performance Overview

Gross written premiums

Gross written premiums of USD 49.3 billion in 2004 showed an increase of 1% while in local currency there was a decrease of 4%. In General Insurance, premiums remained level after adjusting for the effects of exchange rate movements and the effects of the sale of certain general insurance businesses. Premiums in Life Insurance increased by 3% after eliminating the effects of the redesign of the group pension business model in Switzerland, the sale of certain life operations and the effects of exchange rate movements.

Business operating profit

Business operating profit increased by USD 827 million, or 36%, over 2003 to USD 3,143 million in 2004 driven by the improved performance in Life Insurance and Other Businesses and the continued consistent profit contribution by Farmers Management Services, partially offset by a lower result in General Insurance. The total expected claims costs, net of reinsurance and before tax, arising from the four hurricanes and the tsunami were USD 700 million and USD 90 million, respectively.

- **General insurance** business operating profit decreased by USD 766 million to USD 1.4 billion, as a result of the USD 2.1 billion net strengthening of reserves related to prior accident years. In addition, General Insurance incurred losses of USD 680 million related to the hurricanes and USD 82 million related to the December tsunami. These factors have been partially compensated by improved underwriting results in the current year.
- **Life Insurance** increased business operating profit by USD 207 million to USD 1.1 billion. This improved performance reflects the successful launching of profitable new products as well as reduced operating expenses, particularly in Europe. We are progressively changing the business model to position this segment in order to sustain future profitable growth.

- **Farmers Management Services** increased business operating profit by USD 107 million to USD 1.1 billion. This continued improvement is driven by the increase in management fee income, which in turn is based on higher premiums in the Farmers Exchanges, which we manage but do not own. Farmers Management Services has also continued its focus on expense controls.
- **Other Businesses** recorded business operating profit of USD 137 million, an improvement of USD 1.1 billion from the business operating loss in 2003. Centre significantly improved its results following the restructuring actions taken in the prior year and the successful commutations in the current year. The wind-down of Zurich Capital Markets continued in 2004 and also contributed to the improved result in this segment.
- **Corporate Center,** which supports the Group through funding and governance oversight, reduced its net costs improving business operating profit by USD 184 million, based on stable gross headquarter expenses, as well as an improved recovery for services rendered to other segments.
- **Net investment income on Group investments** was USD 7.4 billion, which contributes to the business operating profit for each segment. This net investment income excludes income earned for unit-linked products of USD 1.7 billion which is managed on behalf of the policyholders of these products.
- The **after-tax business operating profit return on equity** improved by 1.7 percentage points to 11.5% in 2004, compared with 9.8% in 2003.

Net income

Net income improved by USD 578 million, or 29%, to USD 2,587 million in 2004 compared with net income of USD 2,009 million in 2003. In addition to the factors mentioned above, net income was affected by the following:

- **Net capital gains on investments and impairments of Group investments** increased by USD 137 million to USD 948 million. This movement was primarily due to lower impairments as compared with the prior year.
- The underlying **investment return** on our Group Investments in 2004 was 5.9% compared with 4.9% in 2003; the investment result is analyzed in the "Investment Performance" section.
- The Group lowered its **effective income tax rate** by 12.5 percentage points to 28.9%. This improvement is primarily due to the avoidance of large losses in low tax jurisdictions as incurred in the prior year.

Our **return on equity** improved by 1.2 percentage points to 13.3% for 2004 compared with the 2003 return of 12.1%.

Diluted earnings per share, reflecting the increase in net income, improved by 18% to CHF 22.18 in 2004 compared with CHF 18.86 in 2003.

Balance sheet highlights

Balance sheet highlights
in USD millions, as of December 31

	2004	2003	Change
Group investments	**191,100**	175,967	9%
Investments for unit-linked products	**60,059**	49,780	21%
Total investments	**251,159**	225,747	11%
Gross insurance reserves	**185,071**	172,230	7%
Gross reserves for unit-linked products	**61,091**	51,188	19%
Total gross insurance reserves	**246,162**	223,418	10%
Total financial debt and shareholders' equity	**28,052**	23,709	18%

- **Group investments** increased by USD 15.1 billion due to a positive operating cash flow, higher market valuations and the effects of foreign currency translation, partially offset by the divestment of certain operations in 2004, the redesign of the group pension business model in Switzerland and the restructuring of Zurich Capital Markets.
- **Gross insurance reserves** increased by USD 12.8 billion, or 7%, in 2004. General Insurance reserves increased by USD 9.3 billion to USD 69.3 billion following growth in gross written premiums, net reserve strengthening and exchange rate movement partially offset by the sale of General Insurance businesses during 2004. Gross Life Insurance reserves, excluding reserves for unit-linked products, increased by USD 6.2 billion to USD 103 billion after the effects of the redesign of the group pension business model in Switzerland as well as divestments of life businesses during 2004. Other Businesses reserves were reduced by USD 3.6 billion.
- **Total financial debt and shareholders' equity** increased by USD 4.3 billion to USD 28.1 billion. USD 3.2 billion arose from the increase in shareholders' equity mainly as a result of our profit in the year and favorable currency translation effects. A further USD 1.1 billion was attributable to the issuance of a 10-year senior debt of euro 1 billion (USD 1.3 billion at December 31, 2004) partially offset by the repayment of a zero coupon bond of CHF 539 million (USD 427 million) on its maturity.
- *The increase in both* **investments and reserves for unit-linked products** *reflects exchange rate and markets* movements and continued sales of these products.

Reinsurance

The Group completed a review of various reinsurance arrangements whereby certain risks were ceded by local business units of the Group to third-party reinsurers who in turn partly or fully retroceded such risks to other business units of the Group. The scope of the review was to determine the impact, if any, for financial or regulatory reporting. The review included in-force arrangements as well as arrangements that had existed previously but had been commuted or otherwise terminated. As a result of this review, the Group determined, with the concurrence of its external auditors, that it was not necessary to restate the comparative financial statements.

The Group nevertheless determined that certain changes should be made to the manner in which such transactions were accounted for as a result of the way these arrangements developed over time. Accordingly, the Group recorded a charge before tax of approximately USD 140 million in 2004 in order to align the accounting treatment of the transactions with Group accounting policy.

If these transactions were accounted for on the basis now viewed as appropriate in the years the transactions were initially recorded, the Group estimates that its consolidated net income before income taxes and minority interests would have been approximately USD 165 million greater in 2003. Due to reductions in net operating results that would have been incurred in prior years, the Group estimates that the related impact on its consolidated shareholders' equity at December 31, 2003 would have been a reduction of approximately USD 190 million, and a reduction of approximately USD 330 million at December 31, 2002. These estimates are based on assumptions and judgments that the Group believes are reasonable.

The Group has reported these transactions to appropriate regulatory bodies and is cooperating with all regulatory inquiries. In addition, the Group has strengthened processes in order to address the accounting for and reporting of reinsurance arrangements appropriately on an ongoing basis.

Measuring Business Performance

Business operating profit

We manage our business units on their underlying performance using the measure of business operating profit. Business operating profit eliminates the impact of financial market volatility and other non-operational variables enabling us to assess the underlying insurance performance of each business.

Business operating profit reflects adjustments for taxes, net capital gains on investments and impairments (except for the capital markets and banking operations included in Other Businesses), policyholders' share of investment results for the life business, non-operational foreign exchange movements, and significant items arising from special circumstances including gains and losses on divestments of businesses. Non-operational foreign exchange movements arise from intercompany foreign currency hedging and the corporate financing of subsidiaries which are not a reflection of local operating activities and are, therefore, not included in the calculation of business operating profit. Business operating profit is not a substitute for net income as determined in accordance with International Financial Reporting Standards (IFRS).

Reconciliation of net income to business operating profit

in USD millions, for the years ended December 31

	2004	2003
Net income	**2,587**	2,009
Adjusted for:		
Net capital (gains) on investments and impairments, excluding capital markets and banking activites	**(4,771)**	(4,976)
Policyholder allocation of net capital gains on investments, including unit-linked products	**4,493**	4,254
Tax expense, adjusting for life policyholder tax	**813**	1,375
Net gain on divestments of businesses	**(88)**	(351)
Restructuring provisions	**55**	5
Implementation of Swiss Legal Quote[1]	**54**	–
Business operating profit	**3,143**	2,316

[1] Refer to the section "Basis of Current and Future Presentation and Comparability".

The Group has initiated several restructuring programs in 2004. The most significant of these relates to the transformation of the United Kingdom life operations, where management have decided to implement a new business model. This model has been designed to enable the UK life business to secure sustainable performance in line with Group hurdle rates.

The table below indicates the utilization of and other changes in the restructuring provisions between January 1 and December 31, 2004.

Restructuring provisions in USD millions	2004
As of January 1 (opening balance)	144
Utilized	(95)
Net charge to business operating profit	55
Foreign exchange translation	9
As of December 31 (closing balance)	113

Embedded value

In addition to business operating profit, we use embedded value to measure and manage our Life Insurance operations on a stand-alone basis. Embedded value is discussed in more detail in the Life Insurance section of the Segmental Financial Analysis.

Key Performance Indicators

Return on equity

Our stated goal in the medium term is to achieve a blended return on equity of 12% on an after-tax business operating profit basis. A higher return on equity in one segment can compensate for lower returns in others allowing the Group to meet the stated 12% overall target rate. Returns on equity generated by General Insurance, Life Insurance and Farmers Management Services also compensate for certain headquarters expenses, debt expenses and any net operating losses from other operations.

Our return on equity based on net income for 2004 was 13.3%, an increase of 1.2 percentage points over 2003. Our business operating profit after tax return on equity was 11.5%, an increase of 1.7 percentage points over 2003. This return, while improving, is below our medium term target of 12% due to the impact of the catastrophes and reserve strengthening discussed above.

General Insurance

We consider the combined ratio and business operating profit to be the key performance indicators for our General Insurance operations.


General Insurance – combined ratio
in %, for the years ended December 31
2004
2003
120%
112%
104%
96%
88%
80%
101.6
97.9
117.3
99.0
95.9
98.7
94.0
98.3
87.8
97.5
93.5
93.4
Total
NA Corporate
NA Consumer
Continental Europe
UKISA
Rest of the World


General Insurance – business operating profit
in USD millions, for the years ended December 31
2004
2003
1,200
800
400
0
(400)
(800)
(1,200)
(1,165)
664
224
115
1,004
603
1,112
441
180
150
NA Corporate
NA Consumer
Continental Europe
UKISA
Rest of the World

Overall, the combined ratio increased by 3.7 percentage points to 101.6% for 2004 reflecting net underwriting losses of USD 469 million for 2004 compared with a profit of USD 578 million in 2003. The **combined ratio** was impacted by the claims relating to the hurricanes of USD 680 million and to the tsunami of USD 82 million as well as from the strengthening of reserves relating to prior years of USD 2.1 billion. The net underwriting result of our North America Consumer, Continental Europe, UKISA and Rest of World regions, together posted an increase of USD 1.1 billion to USD 1.5 billion. North America Corporate recorded a net underwriting loss of USD 1.8 billion, a decrease of USD 1.9 billion.

Business operating profit was affected by these same factors and decreased by USD 766 million to USD 1.4 billion in 2004. North America Consumer, Continental Europe, UKISA and Rest of the World regions almost doubled business operating profit from USD 1.3 billion in 2003 to USD 2.5 billion in 2004.

Life Insurance

We consider new business profit margin, embedded value after-tax operating return, and business operating profit to be the key performance indicators for our Life Insurance operations.

Life Insurance – new business profit margin
in %, for the years ended December 31



2004
2003
70%
60%
50%
40%
30%
20%
10%
0%
(10%)
11.4
9.0
61.0
31.1
12.7
7.9
5.8
6.9
3.1
(0.5)
Total
NA Consumer
Continental Europe
UKISA
Rest of the World

Life Insurance – embedded value operating return, after tax
in %, for the years ended December 31



2004
2003
25%
20%
15%
10%
5%
0%
10.8
10.5
15.0
10.0
23.8
19.6
4.7
7.4
13.7
5.9
Total
NA Consumer
Continental Europe
UKISA
Rest of the World

New business profit increased by USD 81 million from 192 million to USD 273 million which is reflected in the improvement of the **new business profit margin** by 2.4 percentage points from 9.0% to 11.4% in 2004.

Operating return on embedded value after tax and before currency effects was 10.8% for 2004, 0.3 percentage point above last year. The embedded value operating profit after tax was USD 1.4 billion for the year ended December 31, 2004 compared with USD 928 million in 2003, an improvement of 56%.

Business operating profit for Life Insurance increased by 24% to USD 1.1 billion in 2004 with improvements in our Continental Europe, UKISA and Rest of the World partially offset by a small reduction in North America Consumer related to the divestment of life businesses in 2003.

Life Insurance – Business operating profit
in USD millions, for the years ended December 31

	2004	2003	Change
North America Consumer	**235**	245	(4%)
Continental Europe	**355**	294	21%
UKISA	**402**	271	48%
Rest of the World	**71**	46	54%
Total	**1,063**	856	24%

Foreign Currency Impact

The Group operates worldwide in multiple currencies. The Group seeks to match its foreign exchange exposures on an economic basis, however, because the Group has chosen the United States dollar as its reporting currency, differences arise when local operating currencies are translated into the Group's reporting currency. The general decline of the US dollar as compared to the Swiss franc, the euro and British pound in 2004 had a positive impact on shareholders' equity of approximately USD 741 million. Net income in 2004 benefited from these translation effects by approximately USD 176 million.

The tables below show the key financial highlights for the year ended December 31, 2004 translated at the same average exchange rates as applied for the year ended December 31, 2003 to eliminate the foreign currency impact when compared to the prior period. The principal exchange rates are set out in note 2 of the Consolidated Financial Statements.

General Insurance

Foreign currency impact on key financial highlights – General Insurance
Variance over the prior period, for the year ended 2004

	% change in local currency	% change in USD
Gross written premiums and policy fees	**(1%)**	**4%**
Net investment result	**7%**	**13%**
Insurance benefits and losses	**13%**	**18%**

Life Insurance

Foreign currency impact on key financial highlights – Life Insurance Variance over the prior period, for the year ended 2004	% change in local currency	% change in USD
Gross written premiums, policy fees and insurance deposits	(13%)	(4%)
Insurance deposits	(12%)	(3%)
Gross written premiums and policy fees	(13%)	(6%)
Net investment result	(5%)	5%
Insurance benefits and losses	(17%)	(9%)

Premium Volume and Management Fees

Group

Overall **gross written premiums and policy fees** rose 1% over 2003 (–4% in local currency) reaching USD 49.3 billion. After taking into account the special factors explained below, premiums have remained flat on a comparable basis.

Net earned premiums and policy fees increased 6% (unchanged in local currency) over 2003, to USD 41.8 billion. After adjusting for the factors explained below, net earned premiums grew by 4%.

General Insurance

General Insurance experienced growth in gross written premiums and policy fees of 4% (–1% in local currency) to USD 37.6 billion in 2004. After adjusting for divestments of businesses as well as exchange rate effects, premiums remained level. On a similar basis, net earned premiums increased by 7% still reflecting the effect of rate increases in previous periods now being earned as revenue and higher premium retention reflecting the reduction in our reinsurance program as our balance sheet has strengthened.

Life Insurance

Gross written premiums and policy fees in **Life Insurance** decreased by 6% (–13% in local currency) to USD 11.0 billion in 2004 mainly resulting from the sale of life operations in the second half of 2003, particularly Zurich Life US, Zurich Life UK and certain other European operations, and the redesign of the group pension business model in Switzerland which has been partially transferred to an external foundation. Excluding these factors as well as foreign exchange movements, premiums increased by 3%.

Farmers Management Services

In 2004, our **Farmers Management Services** earned USD 2.0 billion in management fees and other related revenue, an increase of 5% over the prior year. This increase is a result of higher gross premiums earned by the Farmers Exchanges, which we manage but do not own, primarily in the Farmers Specialty, Commercial and Fire lines of business.

Investment Performance

Investment result and investments

Total investments as shown in the Consolidated Balance Sheet include Group investments, where the Group bears all or part of the investment risk, and investments for unit-linked products, where policyholders bear the entire investment risk. The investments for unit-linked products and the related investment result have been reclassified following the implementation of SOP 03-01.

Net investment result and investments in USD millions, for the years ended December 31	Group Investments 2004	2003	Investments for unit-linked products 2004	2003	Total 2004	2003
Net investment income	**7,447**	7,004	**1,667**	1,391	**9,114**	8,395
Net capital gains on investments and impairments	**948**	811	**3,986**	4,369	**4,934**	5,180
Net investment result	**8,395**	7,815	**5,653**	5,760	**14,048**	13,575
as of December 31	**2004**	2003	**2004**	2003	**2004**	2003
Investments	**191,100**	175,967	**60,059**	49,780	**251,159**	225,747

We manage our diversified Group investment portfolio to optimize benefits for both shareholders and policyholders while ensuring compliance with local regulatory and business requirements under the guidance of our Asset/Liability Management and Investment Committee. Investments for unit-linked products are managed in accordance with the investment objectives of each unit-linked fund.

Investment performance

Investment performance of Group investments
in USD millions, for the years ended December 31

	2004	2003	Change
Net investment income	**7,447**	7,004	6%
Net capital gains on investments and impairments	**948**	811	17%
Net investment result	**8,395**	7,815	7%
Movements in unrealized gains on investments incuded in shareholders' equity	**2,059**	151	nm
Average investments	**183,534**	169,877	8%
Total return[1]	**5.9%**	4.9%	1.0 pts

[1] Before investment expenses.

Net investment income for Group investments increased by 6% to USD 7.4 billion from USD 7.0 billion. This improvement was a result of higher short-term interest rates in the US and UK, the lengthening of bond portfolio durations, partially offset by lower income due to the reduction in the asset base caused by the redesign of the group pension business model in Switzerland.

Net capital gains on investments and impairments for Group investments increased from USD 811 million in 2003 to USD 948 million in 2004. In both 2004 and 2003 we incurred impairments on investments, primarily equities, of USD 175 million and USD 1.1 billion, respectively. The reduction in the year reflects the improvements in equity markets. The reduction in impairments was offset by lower net realized capital gains in 2004, particularly in debt and equity securities. A substantial portion of the net capital gains on investments and impairments relate to our Life Insurance segment. After taking into account the portion attributable to future policyholder benefit reserves, net capital gains on investments and impairments which flowed through to net income were USD 441 million and USD 926 million in 2004 and 2003, respectively.

The total investment return for Group investments was 5.9% compared with 4.9% in 2003. This return includes investment income, net capital gains on investments in the Consolidated Operating Statement and movements in unrealized gains recorded in shareholders' equity. The total investment result was USD 10.5 billion, after investment expenses of USD 289 million compared with USD 8.0 billion after investment expenses of USD 330 million in 2003.

Group investments breakdown

Equity securities include common stock and equity unit trusts in which the Group bears the investment risk. At year end 2004, we had reduced our holding in this category of equity securities to 4.9% of our investment portfolio, down from 6.4% as of December 31, 2003.

Breakdown of Group investments
in USD millions, as of December 31

	2004	% of total	2003	% of total
Debt securities	**124,298**	**65.1%**	113,002	64.2%
Equity securities	**16,939**	**8.8%**	19,491	11.1%
Common stock, including equity unit-trusts	***9,424***	***4.9%***	*11,319*	*6.4%*
Unit-trusts (debt securities, real estate, short-term investments)	***2,710***	***1.4%***	*2,270*	*1.4%*
Common stock portfolios backing the participating with-profit policyholder contracts	***2,032***	***1.0%***	*1,599*	*0.9%*
Trading equity portfolios in capital markets and banking activities	***2,773***	***1.5%***	*4,303*	*2.4%*
Real estate held for investment	**7,193**	**3.8%**	7,462	4.2%
Mortgage loans	**10,251**	**5.4%**	11,283	6.4%
Policyholders' collateral and other loans	**14,902**	**7.8%**	7,479	4.3%
Other Group investments	**3,764**	**1.9%**	3,714	2.2%
Cash and cash equivalents	**13,753**	**7.2%**	13,536	7.6%
Total	**191,100**	**100%**	175,967	100%

Divestments

During 2004, the Group continued to divest businesses in markets where we did not have a significant presence or which were no longer part of our business strategy. We completed several transactions during the year that generated cash proceeds of USD 2.5 billion compared with USD 2.7 billion in the prior year.

The transaction that generated most of the cash proceeds was the completion of the transfer of certain assets and liabilities of Zurich Capital Markets to BNP Paribas. Other significant transactions during 2004 include the sale of Turegum Insurance Company and the life and general insurance operations in Belgium and Luxembourg.

Aggregate net gains on divestments in 2004, including post-completion adjustments such as deferred consideration for certain transactions closed in 2003 was USD 88 million.

Reserves for Losses and Loss Adjustment Expenses

Development of reserves for losses and loss adjustment expenses in USD millions	2004	2003	Change
As of January 1 (opening balance)			
Gross reserves for losses and loss adjustment expenses	**51,068**	45,306	13%
Reinsurance recoverable	**(14,055)**	(14,940)	(6%)
Net reserves for losses and loss adjustment expenses	**37,013**	30,366	22%
Net losses and loss adjustment expenses incurred			
Current period	**21,506**	19,254	12%
Prior years	**1,964**	1,874	5%
Total	**23,470**	21,128	11%
Total net losses and loss adjustment expenses paid	**(17,515)**	(16,516)	6%
Divestments of companies and businesses	**(743)**	(291)	155%
Foreign currency translation effects	**1,249**	2,326	(46%)
As of December 31 (closing balance)			
Net reserves for losses and loss adjustment expenses	**43,474**	37,013	17%
Reinsurance recoverable	**14,339**	14,055	2%
Gross reserves for losses and loss adjustment expenses	**57,813**	51,068	13%

We establish reserves for losses and loss adjustment expenses for estimates of future payments of reported and unreported claims for losses and related expenses, with respect to insured events that have occurred. Reserving is a complex process dealing with uncertainty and requiring the use of informed estimates and judgments. Any changes in estimates are reflected in the results of operations in the period in which estimates are changed.

Of the total USD 43.5 billion **net reserves for losses and loss adjustment expenses** USD 41.1 billion related to General Insurance and USD 2.2 billion to Other Businesses as of December 31, 2004.

In 2004, we refined our reserving process through a program of continuous and progressive review of different lines of business. In aggregate, we have strengthened reserves because of adverse prior year development by USD 2.0 billion which compares with USD 1.9 billion in 2003. Strengthening of USD 2.6 billion arose in North America Corporate, which was mitigated by reserve redundancies of approximately USD 600 million arising across all our other regions including our Centre operations. These net reserve redundancies arise both from claims settlements below the reserved amounts and also from reassessment of reserving requirements for future claims.

The prior year adverse reserve development recorded in 2003 was primarily in North America Corporate USD 1.0 billion and in Centre USD 540 million.

Capitalization and Indebtedness

in USD millions, as of December 31	2004	2003	Change
Collateralized loans	**4,135**	4,701	(12%)
Debt related to capital markets and banking activities	**3,880**	5,961	(35%)
Obligation to repurchase securities	**5,009**	3,742	34%
Total operational debt	**13,024**	14,404	(10%)
Senior debt	**3,355**	2,360	42%
Subordinated debt	**2,516**	2,415	4%
Total financial debt	**5,871**	4,775	23%
Total minority interests	**846**	969	(13%)
Total shareholders' equity	**22,181**	18,934	17%
Total financial debt and shareholders' equity	**28,052**	23,709	18%

Indebtedness

Operational debt

As of December 31, 2004 **total operational debt** was USD 13.0 billion, a decrease of USD 1.4 billion since December 31, 2003. As of December 31, 2004, we had USD 4.1 billion of collateralized loans, which were secured by mortgage loans of the same amount given as collateral to the counterparties compared with USD 4.7 billion as of December 31, 2003. Debt relating to capital markets and banking activities decreased by USD 2.1 billion following the transfer of certain assets and liabilities from Zurich Capital Markets (ZCM) to BNP Paribas in accordance with an agreement signed in 2003 as part of the wind-down of ZCM activities. This decrease was partially offset by an increase of USD 1.3 billion in our obligation to repurchase securities to USD 5.0 billion, resulting from increased short-term activities in the Repo market in the normal course of business as part of our investment and liquidity management.

Financial debt

The increase in **total financial debt** of USD 1.1 billion, or 23%, arose mainly from the issuance of euro 1 billion (USD 1.3 billion) of 10-year senior debt by Zurich Finance (USA), under the "Euro Medium Term Note Programme" for Zurich Insurance Company, partially offset by the repayment on maturity by the Zurich International (Bermuda) Ltd of its zero coupon bond of CHF 539 million (USD 427 million) in July 2003.

Credit facility

On April 21, 2004, a new USD 3 billion syndicated revolving credit facility was signed to replace the USD 1.5 billion facility, which would have matured on May 28, 2004. The new syndicated credit facility consists of two equal tranches maturing in 2007 and 2009. Zurich Group Holding, together with Zurich Insurance Company and Farmers Group, Inc, are guarantors of the new facility, which allows for drawings of up to USD 1.25 billion, USD 1.5 billion and USD 250 million, respectively, for themselves and a number of defined subsidiary borrowers. No borrowings were outstanding as of December 31, 2004 under the new facility. Farmers Group, Inc. cancelled an existing USD 250 million credit facility in April 2004, which would have expired in September 2004.

Minority intrerests

The reduction in **minority interests** of USD 123 million, or 13%, resulted primarily from ZCM which no longer has any minority shareholder interests in its business.

Shareholders' equity
in USD millions, for the year ended December 31, 2004

Balance as of December 31, 2003, as previously reported	19,384
Implementation of new accounting standard (SOP 03-01)	(450)
Balance as of Decemberr 31, 2003, restated	18,934
Change in net unrealized gains on investments excluding translation adjustments	386
Transfer arising from initial application of the "legal quote" legislation in Switzerland	(226)
Translation adjustments	741
Nominal value reduction of common stock	(288)
Share-based payment transactions	19
Treasury stock transactions	66
Net income	2,587
Dividends on preferred securities	(38)
Balance as of December 31, 2004	**22,181**

Shareholders' equity

Shareholders'equity increased by USD 3.2 billion to USD 22.2 billion as of December 31, 2004. The increase from our net income after tax of USD 2.6 billion in 2004 and favorable currency translation effects were partially offset by the nominal value reduction of common stock and the initial application of the legislation for the mandatory participation in profits for policyholders in Switzerland ("legal quote").

Solvency

Regulated entities of the Group are required to submit returns to their local regulators, usually on an annual basis but in some countries more frequently. These returns show the compliance of the reporting entity with local solvency requirements and include information on eligible funds and admissible assets.

On a consolidated basis, Zurich Financial Services, with headquarters in Zurich, Switzerland, is subject to supervision by the Federal Office of Private Insurance ("FOPI"). Regulatory supervision of the Group for its insurance activities and its remaining banking and other regulated financial services activities, including supervision over consolidated solvency and capital adequacy at a Group level are coordinated between FOPI and the Swiss Federal Banking Commission (based on the Decree on the Consolidated Supervision of the Zurich Financial Services Group of April 23, 2001).

Cash Flows

Summary of cash flows in USD millions, for the years ended December 31	2004	2003
Cash flows from operating activities		
Net income	**2,587**	2,009
Adjustments for:		
Net capital gains on investments and impairments	**(4,934)**	(5,180)
Net gain on divestments of businesses	**(88)**	(351)
Equity in income of investments in associates	**(86)**	(90)
Depreciation and amortization	**695**	793
Other non-cash items	**21**	905
Changes in operational assets and liabilities	**10,135**	15,094
Net cash provided by operating activities	**8,330**	13,180
Net cash used in investing activities	**(7,333)**	(6,413)
Net cash used by financing activities	**(398)**	(1,932)
Effect of exchange rate changes on cash and cash equivalents	**683**	809
Change in cash and cash equivalents	**1,282**	5,644
Cash and cash equivalents as of January 1	**15,677**	10,033
Cash and cash equivalents as of December 31	**16,959**	15,677

Our cash flow from operating activities consists of cash flow arising from our insurance businesses, after payments to reinsurers (net premiums, policy fees and deposits received less net claims after recoveries from reinsurers, benefit payments, policy surrenders and operating expenses) and investment income received (dividends, interest and rents) less interest paid and tax payments.

Farmers Management Services receives management fees as well as investment income and pays operating expenses and taxes. Surplus operating cash flows, plus the proceeds from the sale and maturity of investments as well as divestments, are reinvested through our investing activities. Our investment funds may be used to fund operating cash flow deficits.

Our financing activities result from our corporate funding and borrowing arrangements, capital raising and repayment and payments to shareholders.

Cash and cash equivalents increased in 2004 by USD 1.3 billion compared with USD 5.6 billion in 2003. Cash flow provided by operating activities reduced to USD 8.3 billion from USD 13.2 billion in 2004. Transfers to investment activities and financing repayments were together USD 7.7 billion in 2004 compared with USD 8.3 billion in 2003.

Basis of Current and Future Presentation and Comparability

Changes to accounting policies 2004

The Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01 ("SOP 03-01"), Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts. SOP 03-01 has resulted in three significant changes in the treatment of certain life contracts, which have been adopted retrospectively, in accordance with IAS 8:

i) Recognition of additional liabilities for guaranteed minimum death benefits, guaranteed retirement income benefits and benefits in respect of annuitization options on an accrual basis, primarily for life policies in the United States. The recognition of guarantee liabilities resulted in a write-down of deferred policy acquisition costs, due to a reduction in future estimated gross profits supporting these reserves.

ii) Clarification of the distinction between universal life insurance and investment products, resulting in certain products in the life business in the United Kingdom now being treated as insurance. The classification as insurance consequently resulted in the retrospective accrual of additional insurance reserves.

iii) "Investments held on account and at risk of life insurance policyholders" and "Insurance reserves for life insurance where the investment risk is carried by policyholders" were reclassified to total investments and insurance reserves in the amount of approximately USD 50 billion. This change also resulted in the inclusion in the consolidated operating statements of additional investment result arising from the reclassified investments and a substantially corresponding charge in "Policyholder dividends and participation in profits". As a result, there is no material net impact on the Group's operating results.

In 2004, we have made the following restatement for the implementation of SOP 03-01 as published in the Half Year Report 2004.

Adjustments to net income for the year ended December 31, 2003
in USD millions

Net income as published for 2003	2,120
Implementation of new accounting standards in 2004	(111)
Net income, restated	**2,009**

Adjustments to business operating profit for the year ended December 31, 2003
in USD millions

Business operating profit as published for 2003	2,265
Implementation of new accounting standards in 2004	(53)
Policyholder allocations	104
Business operating profit, restated	**2,316**

Swiss legal quote

In Switzerland, the "legal quote" legislation was adopted on April 1, 2004. It relates to the regulated pension business in Switzerland and provides for mandatory participation in profits by policyholders. A minimum dividend rate of 90% of the calculated gross surplus must be allocated to policyholders as the surplus arises, where previously such allocations occurred when bonuses were declared.

The Group accounted for the initial application of this legislation in the consolidated financial statements as of June 30, 2004, by transferring net unrealized gains on investments included in shareholders' equity of USD 226 million to insurance reserves as "Policyholders' contract deposits and other funds". In addition, the Group recorded a pre-tax charge of USD 54 million during 2004.

Implementation of new and amended accounting standards in 2005

The Group has been reporting under standards issued by the International Accounting Standards Board (IASB) since 1998. As set out in note 1 to the Consolidated Financial Statements, we refer to accounting principles generally accepted in the United States (US GAAP) for guidance in particular on accounting for insurance.

In January 2005, a significant number of new and amended standards will become effective including the International Financial Standard on "Insurance Contracts" (IFRS 4). We continue to evaluate the impact on our financial statements and are closely monitoring developments as practical interpretations of IFRS 4 and other changes emerge. The principal change to our financial statements will result from the re-classification of certain life insurance products from insurance to investment and the consequent change in measurement and accounting treatment as investment products. As IFRS 4 does not define the accounting treatment of insurance products, we will continue to refer to US GAAP.

This and other changes will result in the restatement of shareholders' equity, which could be significant, and net income as well as reclassifications in both the consolidated balance sheet and operating statements. However, we do not expect the changes will have any significant effect on the solvency positions of our businesses, which are generally determined based on regulatory requirements and accounting policies in each country in which we operate.

We continue to monitor developments in the interpretation of the changes to be implemented in 2005 and will determine our position for reporting for the first quarter of 2005. We are also working with the accounting profession and our peer group of insurance companies in Europe through the CFO Forum to assist the IASB in developing a comprehensive standard for the accounting of insurance products.

Financial Reporting

Primary segments:
The Group will continue to report segment information using the same primary segments as for 2004. The segments are: General Insurance, Life Insurance, Farmers Management Services, Other Businesses and Corporate Center.

Secondary segments:
In 2005 the Group's secondary format for segment information will continue to be geographic. The geographical segments will be North America, Europe, International Businesses and Centrally Managed Businesses.

Customer segments:
For 2004 General Insurance reporting a further breakdown of the segment into its customer segments (Global Corporate, Commercial and Personal) will be provided as part of the Financial Supplement which will be published on our Web site. For 2005 General Insurance reporting our financial review will include information for these customer segments.

Quarterly Consolidated Financial Information

Summary of 2004 quarterly consolidated financial information
in USD millions, for the three months ended

	12/31/04	09/30/04	06/30/04	03/31/04[1]
Gross written premiums and policy fees	**11,720**	11,172	12,140	14,272
Net earned premiums and policy fees	**10,968**	10,189	10,118	10,529
Net investment results	**5,442**	3,073	2,524	3,009
Other revenues	**1,205**	881	907	833
Total revenues	**17,615**	14,143	13,549	14,371
Insurance benefits and losses	**9,614**	8,611	7,973	8,302
Other expenses	**7,070**	4,918	4,414	4,990
Total benefits, losses and expenses	**16,684**	13,529	12,387	13,292
Net income before income taxes and minority interests	**931**	614	1,162	1,079
Net income	**685**	454	718	730
Business operating profit	**614**	581	978	970

[1] Restated for the introduction of SOP 03-01 in the half year 2004.

Summary of 2003 quarterly consolidated financial information
in USD millions, for the three months ended

	12/31/03	09/30/03	06/30/03	03/31/03
Gross written premiums and policy fees	11,895	10,939	12,585	13,386
Net earned premiums and policy fees	10,630	9,166	10,223	9,578
Net investment results	4,743	3,377	6,182	(727)
Other revenues	955	1,264	932	885
Total revenues	16,328	13,807	17,337	9,736
Insurance benefits and losses	8,573	8,065	8,764	7,857
Other expenses	6,636	4,761	7,369	1,572
Total benefits, losses and expenses	15,209	12,826	16,133	9,429
Net income before income taxes and minority interests	1,119	981	1,204	307
Net income	599	658	634	118
Business operating profit	785	205	564	762

File No. 82-5089

Segmental Financial Analysis

In the following sections we discuss the results of operations for each of our segments. It should be noted that results for 2003 in this Segmental Financial Analysis are restated for the implementation of a new accounting standard. Business operating profit figures for 2003 have been restated to conform with the current year presentation. Details are set out in the sections "Basis of Current and Future Presentation and Comparability" and "Investment Performance" in the Group Financial Review. The analysis of the results for the year ended December 31, 2004 is made against the restated results of the prior year period, unless otherwise stated.

Business operating profit and net income by segment in USD millions, for the years ended December 31	**Business operating profit**			**Net income/(loss)**		
	2004	2003	Change	**2004**	2003	Change
General Insurance	**1,380**	2,146	(36%)	**1,427**	1,779	(20%)
Life Insurance	**1,063**	856	24%	**873**	1,148	(24%)
Farmers Management Services	**1,077**	970	11%	**686**	604	14%
Other Businesses	**137**	(958)	nm	**96**	(1,012)	nm
Corporate Center	**(514)**	(698)	nm	**(495)**	(510)	nm
Total	**3,143**	2,316	36%	**2,587**	2,009	29%

Reconciliation of net income and business operating profit by business segment for 2004 in USD millions, for the year ended December 31, 2004	**General Insurance**	**Life Insurance**	**Farmers Mgmt Services**	**Other Businesses**	**Corporate Center**	**Total**
Net income	**1,427**	**873**	**686**	**96**	**(495)**	**2,587**
Adjusted for:						
Net capital (gains)/losses on investments and impairments, excluding capital markets and banking activities	**(87)**	**(4,525)**	**(1)**	**(43)**	**(115)**	**(4,771)**
Policyholder allocation of net capital gains/(losses)	**–**	**4,429**	**–**	**64**	**–**	**4,493**
Tax expense/(benefit), adjusting for life policyholder tax	**1**	**219**	**392**	**52**	**149**	**813**
Net loss/(gain) on divestments of businesses	**34**	**(37)**	**–**	**(32)**	**(53)**	**(88)**
Restructuring provisions	**5**	**50**	**–**	**–**	**–**	**55**
Implementation of Swiss Legal Quote	**–**	**54**	**–**	**–**	**–**	**54**
Business operating profit	**1,380**	**1,063**	**1,077**	**137**	**(514)**	**3,143**

Reconciliation of net income and business operating profit by business segment for 2003 in USD millions, for the year ended December 31, 2003	General Insurance	Life Insurance	Farmers Mgmt Services	Other Businesses	Corporate Center	Total
Net income	1,779	1,148	604	(1,012)	(510)	2,009
Adjusted for:						
Net capital (gains)/losses on investments and impairments, excluding capital markets and banking activities	(278)	(4,380)	–	(138)	(180)	(4,976)
Policyholder allocation of net capital gains/(losses)	–	4,150	–	104	–	4,254
Tax expense/(benefit), adjusting for life policyholder tax	556	357	366	104	(8)	1,375
Net loss/(gain) on divestments of businesses	89	(427)	–	(13)	–	(351)
Restructuring provisions	–	8	–	(3)	–	5
Business operating profit	2,146	856	970	(958)	(698)	2,316

General Insurance

Operational review

Our 2004 result has shown significant improvements in both business operating profit and in net income in all regions other than in North America. Overall our business operating profit fell by USD 766 million to USD 1.4 billion which was achieved after total hurricanes and tsunami costs of USD 762 million and net strengthening of reserves of USD 2.1 billion.

Our businesses have continued to take advantage of attractive though competitive rates. We have maintained our disciplined underwriting approach and, where in some lines of business the rates were not adequate to meet our technical price targets, we have continued to choose not to write that business. The benign catastrophe experience of the last two years came to an end when the four hurricanes struck the US and the Caribbean in the third Quarter and this was followed by the tragic events of the tsunami in South East Asia. These events brought out the best in us in meeting the needs of our customers.

In 2004, we have introduced our new approach to reserving involving rolling reviews, peer review, greater oversight from the Corporate Center, use of consistent actuarial methodologies and processes and, when necessary, the use of third party actuaries. As a result there has been significant strengthening of our reserves in North America Corporate relating to soft market years of 1997 through 2001 when cash flow underwriting was prevalent and claims have subsequently inflated. These reviews have also identified redundancies in reserves in UK, Ireland and Continental Europe.

We have commenced many programs to further improve our operational excellence, some of which have evolved from Zurich Way initiatives to develop the highest operational standards using a consistent approach across all our businesses. In underwriting, these include the targeting of key customer segments, the improvement of workflow processes to improve productivity, re-underwriting and re-pricing of certain books of business. In claims management, we seek ways to improve our effectiveness. Examples of this are our trans-European motor claims handling process, the introduction of a systematic fraud detection system using voice monitoring and reviews of our claims handling legal expenses. We are also constantly seeking ways to reduce our cost base through sharing of services, improvements in structure and improved procurement processes.

During 2004, we have put in place the management and structure to implement the geographical and line of business focus that we announced in April. In 2005, we will report based on this organization which geographically will consist of North America, Europe and International Businesses (consisting of Asia Pacific, Latin America and Southern Africa). In addition, we will manage and report our results based on our customer segments which are Global Corporate, Commercial and Personal.

These initiatives, our continued focus on our core disciplines of underwriting and claims management, our diversified portfolio across geographies and lines of business and our new operational structure should enable us to further develop our business in 2005.

Financial review

General Insurance – highlights
in USD millions, for the years ended December 31

	2004	2003	Change
Gross written premiums and policy fees	**37,638**	36,250	4%
Net earned premiums and policy fees	**30,160**	27,138	11%
Total benefits, losses and expenses	**31,697**	27,366	16%
Net underwriting result	**(469)**	578	nm
Business operating profit	**1,380**	2,146	(36%)
Net income	**1,427**	1,779	(20%)
Loss ratio	**77.6%**	73.1%	(4.5 pts)
Expense ratio[1]	**24.0%**	24.8%	0.8 pts
Combined ratio	**101.6%**	97.9%	(3.7 pts)

[1] Including policyholder dividends and participation in profits.

Business operating profit and net income / (loss) by geographic region
in USD millions, for the years ended December 31

	Business operating profit			Net income / (loss)		
	2004	2003	Change	2004	2003	Change
North America Corporate	**(1,165)**	664	nm	**(506)**	671	nm
North America Consumer	**224**	115	95%	**200**	98	104%
Continental Europe	**1,004**	603	67%	**767**	359	114%
UKISA	**1,112**	441	152%	**761**	286	166%
Rest of the World	**180**	150	20%	**145**	105	38%
Centrally Managed Businesses[1]	**25**	173	(86%)	**60**	260	(77%)
Total	**1,380**	2,146	(36%)	**1,427**	1,779	(20%)

[1] Centrally Managed Businesses includes internal reinsurance and businesses in run-off.

Business operating profit decreased by USD 766 million from USD 2.1 billion to USD 1.4 billion for 2004. Our strong underwriting performance in the North America Consumer, Continental Europe, UKISA and Rest of the World regions as well as higher net investment income, were more than offset by large losses due to the hurricanes that struck the US and the Caribbean, the December tsunami and further reserve strengthening in North America Corporate relating to prior years.

Net income decreased by USD 352 million, or 20%, from USD 1.8 billion for 2003 to USD 1.4 billion for 2004. Impacted by the same factors as business operating profit, net income benefited from lower tax expenses and lower losses on divestments, partially offset by lower net capital gains on investments.

Gross written premiums and net earned premiums by geographic region in USD millions, for the years ended December 31	**Gross written premiums and policy fees** 2004	2003	Change	**Net earned premiums and policy fees** 2004	2003	Change
North America Corporate	**15,709**	15,476	2%	**10,561**	9,038	17%
North America Consumer	**3,128**	3,175	(1%)	**3,063**	3,184	(4%)
Continental Europe	**10,712**	10,052	7%	**9,153**	8,457	8%
UKISA	**6,509**	6,314	3%	**5,674**	4,821	18%
Rest of the World	**2,201**	2,140	3%	**1,465**	1,238	18%
Centrally Managed Businesses[1]	**470**	796	(41%)	**244**	400	(39%)
Eliminations	**(1,091)**	(1,703)	nm	**–**	–	nm
Total	**37,638**	36,250	4%	**30,160**	27,138	11%

[1] Centrally Managed Businesses includes internal reinsurance and businesses in run-off.

Gross written premiums and policy fees increased by USD 1.4 billion, or 4%, to USD 37.6 billion for 2004. Taking into account the effects of divestments and exchange rate movements, premiums remained level in 2004. Despite the slowing down of rate increases in certain markets, we still experienced higher average rates overall in 2004 compared with the prior year. Volumes have decreased in certain competitive lines of business, as we have chosen not to write business that does not meet our technical price targets.

Net earned premiums and policy fees increased by USD 3.0 billion, or 11% (6% in local currency), from USD 27.1 billion for 2003 to USD 30.2 billion for 2004. This increase is the consequence of strong pricing in prior periods now flowing into earnings and higher premium retentions reflecting the reduction in our reinsurance program as our balance sheet has strengthened.

Net underwriting result and combined ratio by geographic region in USD millions, for the years ended December 31	**Net underwriting result** 2004	2003	Change	**Combined ratio** 2004	2003	Change
North America Corporate	**(1,832)**	100	nm	**117.3%**	99.0%	(18.3 pts)
North America Consumer	**124**	41	202%	**95.9%**	98.7%	2.8 pts
Continental Europe	**550**	140	293%	**94.0%**	98.3%	4.3 pts
UKISA	**691**	125	453%	**87.8%**	97.5%	9.7 pts
Rest of the World	**95**	82	16%	**93.5%**	93.4%	(0.1 pts)
Centrally Managed Businesses and eliminations	**(97)**	90	nm	**nm**	nm	nm
Total	**(469)**	578	nm	**101.6%**	97.9%	(3.7 pts)

The Group's diversified portfolio across geographies, segments and lines of businesses softened the impact on the underwriting losses arising from the four hurricanes which struck the US and the Caribbean, the December tsunami, and the adverse prior year reserve strengthening in North America Corporate. The strong operational performance of our North America Consumer, Continental Europe, UKISA and other operations throughout the Rest of the World was mainly the result of our disciplined approach to underwriting and pricing, which partially compensated for the losses in North America Corporate. The **net underwriting result** declined from a profit of USD 578 million in 2003 to a loss of USD 469 million in 2004. The **combined ratio** was 101.6% in 2004, an increase of 3.7 percentage points compared with 97.9% in 2003. The hurricanes and the tsunami caused 2.5 percentage points of this increase.

Loss ratio by significant geographic region for the years ended December 31	**2004**	2003	Change
Total	**77.6%**	73.1%	(4.5 pts)
North America Corporate	**97.8%**	78.2%	(19.6 pts)
North America Consumer	**55.0%**	61.8%	6.8 pts
Continental Europe	**71.1%**	74.6%	3.5 pts
UKISA	**65.2%**	74.1%	8.9 pts
Rest of the World	**57.4%**	56.1%	(1.3 pts)

Overall, the **loss ratio** increased by 4.5 percentage points to 77.6 % for 2004. This development was mainly due to increases in **insurance benefits and losses** of USD 3.5 billion, or 18% (13% in local currency), to USD 23.4 billion for 2004. In 2004, USD 680 million of net hurricane losses, USD 82 million of December tsunami losses and USD 2.1 billion of further reserve strengthening were recorded. Moreover, the Group has continued to benefit from the positive effects of our profit improvement initiatives as well as from the favorable current year loss development.

Expense ratio by significant geographic region[1]

for the years ended December 31	2004	2003	Change
Total	**24.0%**	24.8%	0.8 pts
North America Corporate	**19.5%**	20.8%	1.3 pts
North America Consumer	**40.9%**	36.9%	(4.0 pts)
Continental Europe	**22.9%**	23.7%	0.8 pts
UKISA	**22.6%**	23.4%	0.8 pts
Rest of the World	**36.1%**	37.3%	1.2 pts

[1] Including policyholder dividends and participation in profits.

The **expense ratio** improved by 0.8 percentage point to 24.0% in 2004. **Total net technical expenses** increased by USD 526 million, or 8%, from USD 6.7 billion for 2003 to USD 7.2 billion for 2004. This increase was below the growth rate of net earned premiums, reflecting the reduction in commission expenses. Administration expenses were lower due to expense management initiatives.

General Insurance – North America Corporate

North America Corporate – highlights

in USD millions, for the years ended December 31	2004	2003	Change
Gross written premiums and policy fees	**15,709**	15,476	2%
Net earned premiums and policy fees	**10,561**	9,038	17%
Total benefits, losses and expenses	**12,611**	9,134	38%
Net underwriting result	**(1,832)**	100	nm
Business operating profit	**(1,165)**	664	nm
Net income/(loss)	**(506)**	671	nm
Loss ratio	**97.8%**	78.2%	(19.6 pts)
Expense ratio[1]	**19.5%**	20.8%	1.3 pts
Combined ratio	**117.3%**	99.0%	(18.3 pts)

[1] Including policyholder dividends and participation in profits.

Business operating profit was impacted by the exceptional hurricane claims of USD 612 million in 2004 from the hurricanes which struck the US and the Caribbean in the third quarter of 2004 and by the prior year development reserve strengthening of USD 2.6 billion. Business operating profit decreased from a profit of USD 664 million in 2003 to a loss of USD 1.2 billion in 2004. The adverse underwriting result was partly offset by a 27% higher net investment income reflecting strong net cash inflows in both 2003 and 2004.

Net income decreased by USD 1.2 billion to a loss of USD 506 million in 2004. In addition to the factors that affected business operating profit, net income included from tax benefits partially offset by a decline in net capital gains on investments.

The growth of **gross written premiums and policy fees** of USD 233 million, or 2%, to USD 15.7 billion in 2004 arose from rate increases compared to 2003. Average rate increases were 2.6% in 2004 over 2003 compared with nearly 16% in 2003 over 2002. Volumes slightly decreased, as we have chosen not to write business that does not meet our technical price targets.

The growth in **net earned premiums** of 17% to USD 10.6 billion in 2004 is mainly attributable to the reduction of premiums ceded to reinsurers as well as earnings from premium growth in prior periods now being earned as revenue.

The **net underwriting result** declined by USD 1.9 billion to a negative technical result of USD 1.8 billion for 2004 as a result of the hurricanes, the tsunami and the reserve strengthening. The **combined ratio** increased by 18.3 percentage points to 117.3% of which 5.8 percentage points is attributable to the hurricanes and 24.3 percentage points for reserve strengthening. Overall, the **loss ratio** increased from 78.2% in 2003 to 97.8% in 2004. The improvement in the **expense ratio** was driven mainly by the results of initiatives to improve expense and commission management.

General Insurance – North America Consumer

North America Consumer – highlights in USD millions, for the years ended December 31	**2004**	2003	Change
Gross written premiums and policy fees	**3,128**	3,175	(1%)
Net earned premiums and policy fees	**3,063**	3,184	(4%)
Total benefits, losses and expenses	**2,941**	3,144	(6%)
Net underwriting result	**124**	41	202%
Business operating profit	**224**	115	95%
Net income	**200**	98	104%
Loss ratio	**55.0%**	61.8%	6.8 pts
Expense ratio[1]	**40.9%**	36.9%	(4.0 pts)
Combined ratio	**95.9%**	98.7%	2.8 pts

[1] Including policyholder dividends and participation in profits.

The amounts reported in our North America Consumer region represent the gross written premiums and related financial results from quota share reinsurance treaties assumed from the Farmers Exchanges, which we manage but do not own. The decline in net earned premiums and total benefits, losses and expenses relate to a reduction in the premiums ceded in one of those treaties as compared with the prior year. The net underwriting result and the combined ratio improvement resulted mainly from the underlying business performance assumed from the Farmers Exchanges.

General Insurance – Continental Europe

Continental Europe is our second largest General Insurance region. Financial information is provided for our four most significant markets, namely Switzerland, Germany, Spain and Italy as well as for Continental Europe Corporate (CEC), which writes business for large corporate customers in Europe and is managed centrally.

Continental Europe – highlights in USD millions, for the years ended December 31	**2004**	2003	Change
Gross written premiums and policy fees	**10,712**	10,052	7%
Net earned premiums and policy fees	**9,153**	8,457	8%
Total benefits, losses and expenses	**9,058**	8,691	4%
Net underwriting result	**550**	140	293%
Business operating profit	**1,004**	603	67%
Net income	**767**	359	114%
Loss ratio	**71.1%**	74.6%	3.5 pts
Expense ratio[1]	**22.9%**	23.7%	0.8 pts
Combined ratio	**94.0%**	98.3%	4.3 pts

[1] Including policyholder dividends and participation in profits.

Business operating profit improved by 67% to USD 1.0 billion and **net income** increased by 114% to USD 767 million for 2004 mainly due to the strong improvement in the net underwriting result as described below.

Breakdown of premiums by largest markets	**Gross written premiums and policy fees**			**Net earned premiums and policy fees**		
in USD millions, for the years ended December 31	**2004**	2003	Change	**2004**	2003	Change
Total Continental Europe	**10,712**	10,052	7%	**9,153**	8,457	8%
Switzerland[1]	**1,750**	1,677	4%	**1,655**	1,614	3%
Germany[1]	**2,887**	2,682	8%	**2,077**	1,908	9%
Spain[1]	**1,475**	1,225	20%	**881**	885	0%
Italy[1]	**1,661**	1,410	18%	**1,308**	1,044	25%
CEC[1]	**3,041**	2,402	27%	**1,879**	1,610	17%

[1] Before elimination of intra-region transactions.

Gross written premiums and policy fees in Continental Europe grew by USD 660 million, or 7% (–2% in local currency), to USD 10.7 billion. This region benefited from the appreciation of the euro (10%) and Swiss franc (8%) against the US dollar, which was partially offset by the effects of several divestments closed in 2003. Adjusted for these factors, Continental Europe, in total, showed a slight increase in premiums.

In **Switzerland,** gross written premiums and policy fees increased by 6% adjusted for exchange rate movements and the intra-segment transfer of certain business in 2004. This increase was largely attributable to rate increases in the health and automobile lines of business. In **Germany,** our largest market within Continental Europe, gross written premiums and policy fees decreased by 2% in local currency, reflecting the reduction in new business mainly in the automobile line of business following the tightening of our underwriting standards. **Spain** experienced a 10% increase in gross written premiums and policy fees in local currency. The growth was most significant in the automobile, third party liability and fire lines of business. Gross written premiums and policy fees in **Italy** increased by 7% in local currency driven by the growth in the automobile line of business. Finally, **CEC** experienced a 8% increase in gross written premiums and policy fees in local currency and after adjusting for intra-region transactions and divestments.

The growth in **net earned premiums** of 8% to USD 9.2 billion slightly outpaced the increase in gross written premiums and policy fees in this region, benefiting from the growth in net written premiums in 2003 earned as revenue in 2004 and from a reduction in premiums ceded as reinsurance.

Net underwriting result and combined ratio by largest markets in USD millions, for the years ended December 31	**Net underwriting result**			**Combined ratio**		
	2004	2003	Change	**2004**	2003	Change
Total Continental Europe	**550**	140	293%	**94.0%**	98.3%	4.3 pts
Switzerland	**46**	(75)	nm	**97.2%**	104.6%	7.4 pts
Germany	**114**	91	25%	**94.5%**	95.1%	0.6 pts
Spain	**66**	20	230%	**92.5%**	97.8%	5.3 pts
Italy	**99**	45	120%	**92.5%**	95.7%	3.2 pts
CEC	**150**	71	111%	**92.0%**	95.6%	3.6 pts

The **net underwriting result** for Continental Europe almost quadrupled to USD 550 million for the year 2004. Each of our most significant markets contributed to the improvement in the technical insurance result. The **combined ratio** improved by 4.3 percentage points to 94.0%.

In **Switzerland,** the underwriting result improved from a loss of USD 75 million in 2003 to a positive technical result of USD 46 million in 2004. We have benefited from the tightened underwriting standards associated with the profit improvement initiatives, partially offset by losses from the large hailstorms in July and August 2004. **Germany's** net underwriting result increased by 25% mainly due to ongoing realization of cost saving initiatives and lower frequency of claims. **Spain** benefited from the absence of large claims, lower frequency of claims and lower average losses, as well as the positive prior year loss development resulting in a significant improvement in the underwriting result. The positive development of **Italy's** net underwriting result was mainly the result of achieved cost savings. **CEC's** net underwriting result underwriting result more than doubled reflecting the improved losses resulting from strict underwriting policy and favorable loss development.

Overall, the **loss ratio** improved by 3.5 percentage points to 71.1% for 2004 from 74.6% in the prior year. Total net technical expenses increased by 5% to USD 2.1 billion, at a lower rate than net earned premiums, reflecting the impact of the cost savings and profit improvement initiatives implemented across the region. This resulted in an improvement in the **expense ratio** by 0.8 percentage point to 22.9%.

General Insurance – UKISA

UKISA – highlights

in USD millions, for the years ended December 31

	2004	2003	Change
Gross written premiums and policy fees	**6,509**	6,314	3%
Net earned premiums and policy fees	**5,674**	4,821	18%
Total benefits, losses and expenses	**5,295**	4,915	8%
Net underwriting result	**691**	125	453%
Business operating profit	**1,112**	441	152%
Net income	**761**	286	166%
Loss ratio	**65.2%**	74.1%	8.9 pts
Expense ratio[1]	**22.6%**	23.4%	0.8 pts
Combined ratio	**87.8%**	97.5%	9.7 pts

[1] Including policyholder dividends and participation in profits.

Business operating profit more than doubled to USD 1.1 billion in 2004 driven by the improved underwriting result and an increase in net investment income following positive cash flow generation in both 2003 and 2004.

UKISA recorded an increase of USD 475 million in **net income** to USD 761 million in 2004 driven by the same factors as business operating profit.

The region experienced a USD 195 million, or 3%, increase in **gross written premiums and policy fees** to USD 6.5 billion for 2004, benefiting from the appreciation of the British pound (12%) in the UK, the euro (10%) in Ireland and the rand (17%) in South Africa against the US dollar. Excluding exchange rate movements, gross written premiums and policy fees decreased by 8%. The decrease predominantly reflects reductions in fronted business although this has been partially offset by positive development in personal lines. Despite increasing competition, the region experienced stable rates compared to 2003 reflecting our adherence to rigorous underwriting standards.

Net earned premiums increased by USD 853 million, or 18%, to USD 5.7 billion for 2004. Excluding exchange rate movements, the increase was 5%. The rate and volume increases in written premiums experienced in the prior year have flowed through to earned premiums in 2004.

The **net underwriting result** increased by USD 566 million to USD 691 million in 2004, with the **combined ratio** improving by 9.7 percentage points to 87.8%. **Insurance benefits and losses** increased by 4% (–7% in local currency), or USD 129 million, at a significantly lower growth rate than net earned premiums, to USD 3.7 billion for 2004. This development reflected favorable loss experience and net prior year reserve redundancies resulting in an improvement of the **loss ratio** to 65.2% for 2004. This region recorded USD 42 million of tsunami costs. Net technical expenses also increased at a lower growth rate than net earned premiums due to a continued focus on expense reduction resulting in an improvement in the **expense ratio** of 0.8 percentage point to 22.6% in 2004.

General Insurance – Rest of the World

Rest of the World – highlights

in USD millions, for the years ended December 31

	2004	2003	Change
Gross written premiums and policy fees	**2,201**	2,140	3%
Net earned premiums and policy fees	**1,465**	1,238	18%
Total benefits, losses and expenses	**1,415**	1,176	20%
Net underwriting result	**95**	82	16%
Business operating profit	**180**	150	20%
Net income	**145**	105	38%
Loss ratio	**57.4%**	56.1%	(1.3 pts)
Expense ratio[1]	**36.1%**	37.3%	1.2 pts
Combined ratio	**93.5%**	93.4%	(0.1 pts)

[1] Including policyholder dividends and participation in profits.

The improvement in **business operating profit** by USD 30 million, or 20%, to USD 180 million in 2004 was driven by the improved underwriting result and higher investment income.

Net income increased by 38% to USD 145 million in 2004. Besides the factors that impacted business operating profit, net income benefited from higher net capital gains on investments.

Gross written premiums and policy fees increased by 3% to USD 2.2 billion in 2004. The largest increases in gross written premiums and policy fees were experienced in Australia, Japan and Venezuela. In Venezuela, we recorded strong growth in local currency benefiting particularly from sales in the automobile line of business. The Australian dollar appreciated 13% and the Japanese yen 7% against the dollar, which have also contributed to the overall reported growth in gross written premiums and policy fees expressed in US dollars.

The increase in **net earned premiums** to USD 1.5 billion represented an improvement of USD 227 million, or 18%, compared with USD 1.2 billion in 2003. This development was significantly above the growth rate of gross written premiums and was mainly driven by changes in our ceded reinsurance arrangements, which led to higher retention of premiums particularly in Taiwan, Venezuela and Mexico.

The **net underwriting result** increased to USD 95 million for 2004 compared with USD 82 million in 2003 with positive contributions from most of our businesses in this region. The **combined ratio** increased slightly by 0.1 percentage point to 93.5% for 2004.

Insurance benefits and losses increased by 21% to USD 842 million in 2004. The **loss ratio** increased by 1.3 percentage points to 57.4% for 2004 mainly caused by the extraordinary typhoon losses in Japan and the December tsunami costs partially offset by favorable claims experience elsewhere, particularly in Australia and Taiwan. The **expense ratio** improved by 1.2 percentage points to 36.1% in 2004 reflecting the strict financial discipline instilled in our businesses in this region.

General Insurance – Centrally Managed Businesses

The use of reinsurance, both internally and externally, is a key component of the Group's risk mitigation and capital management strategies. Our Centrally Managed Businesses region includes internal reinsurance programs and businesses in run-off.

Centrally Managed Businesses – highlights

in USD millions, for the years ended December 31	2004	2003	Change
Gross written premiums and policy fees	**470**	796	(41%)
Net earned premiums and policy fees	**244**	400	(39%)
Total benefits, losses and expenses	**474**	315	50%
Net underwriting result	**(137)**	92	nm
Business operating profit	**25**	173	(86%)
Net income	**60**	260	(77%)

Business operating profit declined from USD 173 million in 2003 to USD 25 million in 2004 and **net income** to USD 60 million for 2004 as compared with USD 260 million in 2003 substantially affected by our operations in run-off.

The USD 326 million, or 41%, decrease in **gross written premiums and policy fees** to USD 470 million is primarily the consequence of the gradual transfer, starting in 2003, of our intra-group reinsurance transactions to the regions that wrote the underlying premiums as well as further optimization of our reinsurance purchasing. This development was partially offset by businesses put into run-off during 2004 which was allocated to Centrally Managed Businesses and were still earning residual premiums.

Life Insurance

Operational review

In 2004, we saw the first rewards from our continuing efforts to strengthen the Life Insurance result. We made good progress in refocusing our business portfolio, redefining our business model, rebalancing our product portfolio, de-risking our balance sheet and optimizing our expense base. These efforts are now being reflected in our business results. Our business operating profit rose 24% to USD 1.1 billion. The profitability of new business as measured by the new business profit margin further improved to 11.4% in 2004, up from 9.0% for 2003. The operating return on the embedded value of our life business was 10.8% within our target range of 10–12%. And our refocused product range is gaining acceptance in the marketplace, with total new business measured by annual premiums equivalent (APE) up by 15% after adjusting for divestments and discontinued business, the redesign of the Swiss group pension model by transfer to an external foundation and foreign exchange movements.

Since 2002 we have divested numerous life businesses to focus on profitable growth in our core markets. We are making major changes to our business model in Switzerland and in the UK. In Switzerland we restructured our group pension model, which started positively due to favorable capital markets in 2004. In the UK we are consolidating our remaining life portfolios into a single entity, permitting further operating and commercial synergies. We are reconstituting our distribution unit, now renamed Openwork, in partnership with our franchisees. Openwork will sell products manufactured by Zurich and other selected partners, to take full advantage of new flexibility permitted by UK regulation. The value realized by Openwork will be shared between Zurich and its franchise partners, who have shown very strong support for the new model.

We made further progress in reducing expenses with administrative and other operating expenses declining 19% over 2003 levels. In 2004, we committed to a wide range of initiatives impacting both revenues and expenses designed to increase our business operating profit by USD 280 million, a target we exceeded by 25%. We have refocused our product mix, concentrating on protection and lump sum savings, especially unit-linked business, and de-emphasizing guaranteed products or those with low margins. Our new product range is gaining traction in the marketplace. Our innovative products and service levels are being recognized with Germany, Ireland and the UK all receiving awards in the closing months of 2004. We took full advantage of an opportunity in Germany, where an impending tax change has led to exceptional demand for savings products. Our sales rose 54% (28% in local currency) to USD 794 million APE, with especially strong growth through our Deutsche Bank channel. Our IFA channel in the UK also grew strongly, and total new business premiums in the UK rose 38% (24% in local currency) to USD 4.7 billion. We also had strong growth at Farmers New World Life and in Italy.

Our Zurich Way initiatives will enable us to build on this momentum. Our Zurich Way Sales Excellence program aims to improve the productivity of our tied agents. Also under The Zurich Way, we are looking at further opportunities for efficiencies and cost saving. And we will continue to develop innovative products focused in market niches where we have competitive advantage. Despite the encouraging progress we face continuing challenges in the future. Our markets are highly competitive with margins under pressure. Our lack of scale in certain markets remains a concern as does increasing regulatory focus on our industry. Nonetheless we believe we have laid solid foundations for the future.

Financial review

The adoption of the new accounting standard (SOP 03-01), which affected mainly the Life Insurance business, resulted in a restatement of 2003 comparative figures. The main impacts of this restatement were on North America Consumer and UKISA. The impact of new accounting standards is set out in note 3 of the Consolidated Financial Statements and in the Group Financial Review.

Life Insurance – highlights

in USD millions, for the years ended December 31	2004	2003	Change
Gross written premiums, policy fees and insurance deposits	**19,272**	20,163	(4%)
Gross written premiums and policy fees	**10,979**	11,625	(6%)
Net investment income	**6,224**	5,883	6%
Net capital gains on investments and impairments	**4,525**	4,380	3%
Net gain on divestments of businesses	**37**	427	(91%)
Total benefits, losses and expenses	**20,556**	20,969	(2%)
Business operating profit	**1,063**	856	24%
Net income	**873**	1,148	(24%)

Business operating profit and net income by geographic region

in USD millions, for the years ended December 31	Business operating profit 2004	2003	Change	Net income 2004	2003	Change
North America Consumer	**235**	245	(4%)	**159**	56	184%
Continental Europe	**355**	294	21%	**323**	482	(33%)
UKISA	**402**	271	48%	**337**	564	(40%)
Rest of the World	**71**	46	54%	**54**	46	17%
Total	**1,063**	856	24%	**873**	1,148	(24%)

Life Insurance achieved an increase in **business operating profit** of USD 207 million, or 24%, to USD 1.1 billion compared with USD 856 million for 2003. UKISA and Continental Europe recorded the largest increase, with reduced business operating profit in North America Consumer.

Net income decreased by USD 275 million, or 24%, from USD 1.1 billion in 2003 to USD 873 million for 2004 mainly due to higher net gain on divestments of businesses in 2003. Excluding the after-tax gain on divestments, net income increased by USD 123 million, or 17%.

Breakdown of premium by geographic region *in USD millions, for the years ended December 31*	**Gross written premiums and policy fees (GWP)** 2004	2003	**Insurance deposits** 2004	2003	**Total GWP and insurance deposits** 2004	2003
North America Consumer	**568**	1,029	**547**	1,405	**1,115**	2,434
Continental Europe	**7,566**	8,215	**1,532**	1,575	**9,098**	9,790
UKISA	**2,224**	1,684	**5,640**	4,887	**7,864**	6,571
Rest of the World	**633**	711	**574**	670	**1,207**	1,381
Eliminations	**(12)**	(14)	**–**	1	**(12)**	(13)
Total	**10,979**	11,625	**8,293**	8,538	**19,272**	20,163

Gross written premiums and policy fees decreased by USD 646 million, or 6% (–13% in local currency), from USD 11.6 billion for 2003 to USD 11.0 billion in 2004. This decrease was due to the sale of certain life operations in the second half of 2003, particularly Zurich Life US and Zurich Life UK, as well as the redesign of Switzerland's group pension business model which has been partially transferred to an external foundation. Excluding these factors and exchange rate movements, premiums increased by 3%.

Insurance deposits decreased by USD 245 million, or 3% (–12% in local currency), from USD 8.5 billion to USD 8.3 billion in 2004. This decrease arose from divestments in our North America Consumer operations and the transfer of Kemper Investor Life Insurance Company (Kemper Investors) to the Other Businesses segment. In UKISA, growth in insurance deposits was driven by an increase in investment bond product sales, whereas the decrease in the Rest of the World segment was mainly attributable to the discontinued sales of annuity products in Japan.

Total benefits, losses and expenses decreased by USD 413 million, or 2% (–11% in local currency), from USD 21.0 billion in 2003 to USD 20.6 billion in 2004. This decrease was driven by the reduction in insurance benefits and losses in Switzerland related to the redesign of the group pension business model and to the divestment of businesses in other parts of the world. This development was partially offset by increased policyholder dividends and participation in profits mainly due to improved investment results.

Shareholders' intangibles and recoverability

Although not a measure of current profitability, an important factor to consider when evaluating the sustainability of Life Insurance earnings is the recoverability of deferred policy acquisition costs (DAC) and other intangibles that have been capitalized. The following table sets out the amount of shareholders' intangibles to be recovered.

Recoverability of intangibles *in USD billions, as of December 31*	**2004**	2003
DAC asset included in Life Insurance balance sheet	**11.0**	9.6
Present value of future profits (linked to acquisitions) and other intangible assets	**1.1**	1.2
Deferred front-end fees liability	**(3.5)**	(3.0)
Investments, less reserves for Life Insurance where the investment risk is carried by the policyholders	**(1.1)**	(1.3)
Policyholders share of DAC and other intangibles	**(2.5)**	(2.1)
Tax deductions on intangibles	**(1.5)**	(1.3)
Net shareholders' intangibles after tax to be recovered from future earnings	**3.5**	3.1

DAC consists of the costs of acquiring new business, including commissions, underwriting and policy issue expenses, which vary with and are directly related to the production of new business. The present value of future profits is the discounted value of the profit on acquired insurance contracts to be amortized over the expected life of these contracts. These are defined in note 2 of the Consolidated Financial Statements.

Some charges assessed against policyholders' balances have been deferred as unearned revenue ("deferred front-end fees") and will be recognized in income over the period for which benefits accrue, using similar assumptions as those used to amortize DAC.

Certain life insurance policies are established to meet specific investment objectives of policyholders who bear the investment risk. In these cases, investment income and investment gains and losses accrue directly to those policyholders. Under the Group's IFRS accounting policies, the benefit of surrender charges cannot be reflected in the liability for policyholder benefits and hence a mismatch arises between invested assets and reserves for those life insurance contracts where the investment risk is carried by the policyholder.

Both of these amounts have been considered when assessing the recoverability of DAC and other intangible assets.

Embedded Value Results

Embedded value highlights are set out below. Further details are set out in the embedded value section which follows the Consolidated Financial Statements.

Embedded value highlights in USD millions, for the years ended December 31	**2004**	2003	Change
Gross new business annual premiums equivalent (APE)	**2,403**	2,134	13%
New business profit, after tax	**273**	192	42%
New business profit margin (as % of APE)	**11.4%**	9.0%	2.4 pts
Embedded value total operating profit, after tax	**1,117**	1,059	5%
Embedded value operating return, after tax	**10.8%**	10.5%	0.3 pts
Embedded value profit, after tax	**1,448**	928	56%
Embedded value return, after tax	**14.0%**	9.2%	4.8 pts
Expected return	**8.1%**	8.1%	–

Gross new business premiums, measured on an annual equivalent (APE) basis (new annual premiums plus 10% of single premiums) increased by USD 269 million to USD 2.4 billion. In local currency APE decreased by 2% compared with 2003 which was largely a result of certain life company divestments. Adjusted for businesses divested and discontinued in 2003 and 2004, and the redesign of the group pension model in Switzerland, APE increased by 15% in local currency. This improvement can be attributed to the effect of higher volumes in Continental Europe and UKISA.

New business contributed USD 273 million to **embedded value operating profit, after tax,** an increase of USD 81 million compared with 2003. In local currency the increase in new business profit was 27%, predominantly due to higher sales and expense optimizations in our German businesses. This improvement corresponds to an increase of 2.4 percentage points in **new business profit margin** to 11.4% for the year 2004 from 9.0% for the year 2003.

Embedded value operating profit, after tax, was USD 1.1 billion corresponding to a 10.8% operating return on embedded value in 2004. This was 2.7 percentage points above the expected return of 8.1% for the period driven by the positive contribution from the value of the new business written.

A positive economic variance of USD 331 million was experienced in 2004. This result was primarily due to a better than expected investment performance, particularly in Switzerland. In addition clarification from the Swiss regulator on certain aspects of the implementation of the legal quote legislation resulted in a less severe shareholder impact than assumed in previous embedded value calculations. Overall, this resulted in a total **embedded value profit, after tax,** of USD 1.4 billion which corresponded to a total **embedded value return, after tax,** of 14.0% (5.9 percentage points above the expected return for 2004 of 8.1%).

Life Insurance – North America Consumer

North America Consumer – highlights in USD millions, for the years ended December 31	**2004**	2003	Change
Gross written premiums, policy fees and insurance deposits	**1,115**	2,434	(54%)
Gross written premiums and policy fees	**568**	1,029	(45%)
Net investment income	**359**	584	(39%)
Net capital gains on investments and impairments	**2**	71	nm
Total benefits, losses and expenses	**559**	1,040	(46%)
Business operating profit	**235**	245	(4%)
Net income	**159**	56	184%

The divestment of Zurich Life US in the third quarter of 2003 affected the underlying performance of this region which substantially explains all of the above variances. In addition, Kemper Investors is now included in Other Businesses.

Business operating profit decreased by USD 10 million, or 4%, from USD 245 million in 2003 to USD 235 million for 2004. **Net income** increased by USD 103 million, or 184%, from a profit of USD 56 million in 2003 to USD 159 million in 2004 due to the divestment of Zurich Life US which negatively influenced 2003 net income of North America Consumer. Adjusting for the effect of the after-tax loss on divestment, net income remained stable. Operating performance has been driven by stronger investment performance compared to 2003 as well as growth in universal life and traditional business largely offset by higher amortization of deferred policy acquisition costs.

Excluding the impact of divestment and reclassification, the region showed an increase in **gross written premiums and policy fees** of USD 38 million. This favorable development was driven by increases in traditional renewal products and in policy fees from universal life insurance. **Insurance deposits** experienced a decrease of 4% in 2004 on a comparable basis. This was primarily a result of lower fixed annuity sales due to the lower interest rate environment.

Total benefits, losses and expenses decreased by USD 481 million, or 46%, from USD 1.0 billion in 2003 to USD 559 million in 2004 which is in line with the decrease in premiums following the divestment and reclassification in 2003. **Insurance benefits and losses**, excluding the divestment and reclassification, remained stable at USD 221 million. **Underwriting and acquisition expenses** were USD 30 million higher than in 2003 on a comparable basis due to higher gross margins in 2004 leading to correspondingly higher amortizations in deferred policy acquisition costs.

North America Consumer – embedded value highlights

in USD millions, for the years ended December 31	**2004**	2003	Change
Gross new business annual premiums equivalent (APE)	**120**	229	(48%)
New business profit, after tax	**74**	71	4%
Embedded value total operating profit, after tax	**330**	318	4%
Embedded value operating return, after tax	**15.0%**	10.0%	5.0 pts

In North America Consumer sales dropped by 48% due primarily to the divestment of Zurich Life US which contributed USD 111 million to **APE** in 2003. Excluding the effect of the divestment, APE production for 2004 increased by 2% to USD 120 million compared with 2003 following higher sales volume of level term products.

The **new business profit, after tax,** was USD 74 million in 2004, an increase of USD 3 million over 2003.

Embedded value operating profit, after tax, for the year 2004 was USD 330 million resulting from the strong contribution from new business profit, changes in assets to better match liabilities and favorable mortality experience. The operating profit corresponds to an **operating return on embedded value** for the period of 15.0%.

Life Insurance – Continental Europe

Continental Europe is our largest region in Life Insurance. Key financial information is provided for our most significant markets, namely Germany, Switzerland, Italy and Spain.

Continental Europe – highlights

in USD millions, for the years ended December 31	**2004**	2003	Change
Gross written premiums, policy fees and insurance deposits	**9,098**	9,790	(7%)
Gross written premiums and policy fees	**7,566**	8,215	(8%)
Net investment income	**2,830**	2,834	0%
Net capital gains/(losses) on investments and impairments	**171**	(289)	nm
Total benefits, losses and expenses	**10,388**	10,581	(2%)
Business operating profit	**355**	294	21%
Net income	**323**	482	(33%)

Business operating profit increased by USD 61 million, or 21%, from USD 294 million in 2003 to USD 355 million for 2004. **Net income** decreased by USD 159 million, or 33%, from USD 482 million in 2003 to USD 323 million in 2004. The improved result for our operations in Germany, Italy and Spain partly offset the decline of net income in Switzerland. Additionally in 2003 after-tax gains on divestments of USD 113 million were realized relating to the sale of certain life businesses.

Breakdown of gross written premiums and policy fees by market in USD millions, for the years ended December 31	Gross written premiums and policy fees (GWP)		Insurance deposits		Total GWP and insurance deposits	
	2004	2003	2004	2003	2004	2003
Germany	**3,762**	3,746	**703**	640	**4,465**	4,386
Switzerland	**2,796**	3,360	**20**	29	**2,816**	3,389
Italy	**516**	428	**474**	417	**990**	845
Spain	**210**	196	**303**	296	**513**	492
Rest of Europe	**282**	485	**32**	193	**314**	678
Total	**7,566**	8,215	**1,532**	1,575	**9,098**	9,790

Continental Europe experienced a decrease in **gross written premiums and policy fees** of USD 649 million, or 8% (16% in local currency), from USD 8.2 billion in 2003 to USD 7.6 billion in 2004. This change was mainly caused by the redesign of the group pension business model in Switzerland as well as the sale of certain businesses in 2003 and during 2004, partially offset by favorable exchange rate movements. **Insurance deposits** decreased by USD 43 million, or 3%, from USD 1.6 billion in 2003 to USD 1.5 billion for 2004 (–11% in local currency).

In **Germany,** gross written premiums and policy fees decreased by 9% in local currency, mainly due to decreases in single premiums products following the close underperforming distribution channels, whereas insurance deposits were at the same level as last year in local currency. A change in product mix in favor of unit-linked business gained momentum in the last quarter of 2004. **Switzerland's** gross written premiums and policy fees decreased by USD 564 million, or 17% (–23% in local currency), largely due to the partial transfer of the group pension business to an external foundation. In individual life business, Switzerland experienced only a small decrease impacted by a sales rally in 2003, in anticipation of the technical interest rate being lowered. In **Italy,** gross written premiums and policy fees demonstrated a significant increase of 10% in local currency arising from the growth in sales of single premium products through the agent channel. The increase in insurance deposits (4% in local currency) was driven by stronger sales in index products. **Spain** recorded a slight decrease in gross written premiums and policy fees in local currency of 2% mainly due to lower sales of unit-linked and group savings products.

Total benefits, losses and expenses decreased by USD 193 million, or 2% (–10% in local currency), from USD 10.6 billion in 2003 to USD 10.4 billion in 2004. **Insurance benefits and losses** decreased by 10% to USD 8.0 billion, mainly due to the decrease in Switzerland of 25% in local currency resulting from the redesign of the group pension model. **Policyholder dividends and participation in profits** increased by USD 616 million from USD 187 million in 2003 to USD 803 million in 2004, primarily attributable to Germany where the improvement in net capital gains on investments in 2004 was shared with policyholders after the loss participation in 2003. **Underwriting and policy acquisition costs** increased by USD 76 million, or 16% (6% in local currency) to USD 539 million for 2004 compared to USD 463 million in 2003. In Germany, higher amounts of deferred policy acquisition costs were amortized in 2004. **Administration and other operating expenses** were cut by USD 63 million, or 13% (20% in local currency), from USD 499 million in 2003 to USD 436 million in 2004.

Continental Europe – embedded value highlights in USD millions, for the years ended December 31	2004	2003	Change
Gross new business annual premiums equivalent (APE)	**1,059**	799	33%
New business profit, after tax	**134**	63	113%
Embedded value total operating profit, after tax	**419**	380	10%
Embedded value operating return, after tax	**23.8%**	19.6%	4.2 pts

APE and new business profit by market in USD millions, for the years ended December 31	APE			New business profit, after tax		
	2004	2003	Change	2004	2003	Change
Germany	**794**	517	54%	**95**	38	150%
Switzerland	**115**	134	(14%)	**11**	11	0%
Italy	**81**	62	31%	**15**	10	50%
Spain	**47**	39	21%	**11**	6	83%
Rest of Europe	**22**	47	(53%)	**2**	(2)	nm

Gross new business premiums (APE) for 2004 were USD 1.1 billion, an increase of 11% in local currency, due to the high sales volumes in Germany, which more than offset the impact of divestments of various businesses during 2003, and the reduction in Switzerland as a consequence of the redesign of the Swiss group pension business model.

Continental Europe's **new business profit, after tax,** increased by USD 71 million to USD 134 million for 2004. This result reflects the increased sales volumes combined with expense optimizations in Germany, as well as increased profitability in other countries, particularly in Italy and Spain.

Embedded value operating profit, after tax, increased by USD 39 million to USD 419 million in 2004, corresponding to an operating return of 23.8%. The operating return arises from the contribution of new business during 2004 combined with a number of effects in Germany, including the impact of expense optimizations and an increase in the shareholder share of future profits. These effects were partially offset by the negative impact of changes in asset mix to better match liabilities.

Life Insurance – UKISA

UKISA – highlights
in USD millions, for the years ended December 31

	2004	2003	Change
Gross written premiums, policy fees and insurance deposits	**7,864**	6,571	20%
Gross written premiums and policy fees	**2,224**	1,684	32%
Net investment income	**2,903**	2,319	25%
Net capital gains on investments and impairments	**4,305**	4,580	(6%)
Net gain on divestments of businesses	**22**	454	(95%)
Total benefits, losses and expenses	**8,839**	8,488	4%
Business operating profit	**402**	271	48%
Net income	**337**	564	(40%)

Business operating profit significantly increased by USD 131 million, or 48%, from USD 271 million for 2003 to USD 402 million in 2004 mainly due to improved investment returns, reduced expenses and the favorable effect of exchange rate movements. Net income decreased by USD 227 million, or 40%, from USD 564 million in 2003 to USD 337 million in 2004. In 2003, net income included USD 416 million of after-tax gains arising from divestments of businesses compared to USD 20 million in 2004. After excluding this impact net income improved by USD 169 million in 2004.

Gross written premiums and policy fees increased by USD 540 million, or 32%, to USD 2.2 billion in 2004 compared with USD 1.7 billion in 2003. This corresponds to an increase of 18% in local currency which was largely driven by stock market movements and their corresponding impact on the change in deferred front-end fees and related items.

Insurance deposits increased by USD 753 million or 15% (3% in local currency) from USD 4.9 billion in 2003 to USD 5.6 billion in 2004 reflecting higher volume of sales of our investment bond products.

Total benefits, losses and expenses increased by USD 351 million, or 4%, from USD 8.5 billion in 2003 to USD 8.8 billion for 2004. **Insurance benefits and losses** slightly decreased by USD 9 million, or 1%, but more significantly in local currency by 13%. This decrease was primarily due to the sale of Zurich Life UK and reserve releases in the closed books, offset by higher reserves due to increased business volumes and significant increases in complaints provisions following guidance from the Financial Services Authority. **Policyholder dividends and participation in profits** rose by USD 283 million, or 5%, to USD 5.9 billion for 2004. The implementation of the accounting standard (SOP 03-01) created greater volatility in policyholder dividends reflecting the movements in investment income and net realized capital gains attributable to policyholders now included in our total investment result. **Underwriting and policy acquisition costs** rose by USD 123 million, or 25% (11% in local currency), to USD 619 million for 2004, driven by an increase in the amount of deferred policy acquisition cost amortization. This increase was partially offset by the higher amount of front-end fees included in gross written premiums. **Administrative and other operating expenses** decreased by 21% (–29% in local currency) to USD 551 million in 2004 due to divestments of businesses in 2003. After excluding the Threadneedle and Zurich Life UK divestment, administrative and operating expenses increased due to internal restructuring projects.

UKISA – embedded value highlights
in USD millions, for the years ended December 31

	2004	2003	Change
Gross new business annual premiums equivalent (APE)	**1,017**	863	18%
New business profit, after tax	**59**	59	0%
Embedded value total operating profit, after tax	**264**	321	(18%)
Embedded value operating return, after tax	**4.7%**	7.4%	(2.7 pts)

UKISA saw strong **new business** growth with APE reaching USD 1.0 billion, an increase of USD 154 million over the year 2003, corresponding to an increase in local currency of 5%. This was primarily the result of a large increase in single premium sales due to strong sales of investment bond products in Zurich Assurance through the IFA network.

New business profit, after tax, remained stable at USD 59 million. The 2003 new business profit included value generated by the Life business distribution channel but arising in a non-insurance subsidiary. Profits from this source are not included in the 2004 new business profit. Excluding this effect, new business profit in 2003 was USD 39 million.

The **operating return on embedded value** of 4.7%, corresponding to an **operating profit, after tax,** of USD 264 million, has been achieved for 2004. An increase in provisions for settling customer complaints relating to past sales of mortgage endowment and other contracts has negatively impacted the operating profit by USD 208 million. Without this effect, the **after-tax operating return** was 8.4%.

Life Insurance – Rest of the World

Rest of the World – highlights

in USD millions, for the years ended December 31	2004	2003	Change
Gross written premiums, policy fees and insurance deposits	**1,207**	1,381	(13%)
Gross written premiums and policy fees	**633**	711	(11%)
Net investment income	**132**	146	(10%)
Net capital gains on investments and impairments	**47**	18	161%
Net gain on divestments of businesses	**(15)**	2	nm
Total benefits, losses and expenses	**770**	862	(11%)
Business operating profit	**71**	46	54%
Net income	**54**	46	17%

Business operating profit improved by USD 25 million, or 54%, from USD 46 million in 2003 to USD 71 million in 2004. This positive development is attributable to the withdrawal in 2004 of unprofitable annuity products in Japan and investment products in Taiwan. **Net income** increased by USD 8 million, or 17%, to USD 54 million in 2004. The region recorded USD 29 million higher net capital gains on investments mainly in Australia, which were more than offset by a decrease of USD 17 million of gain on divestments of businesses as well as USD 31 million higher income tax expenses in 2004.

Gross written premiums and policy fees decreased by USD 78 million, or 11% (–16% in local currency), from USD 711 million in 2003 to USD 633 million in 2004, due to the divestments of certain life businesses in this region in 2003. The divestment of our life portfolio in Taiwan in the fourth quarter 2004 also contributed to the lower volume.

The region recorded a decrease of USD 96 million, or 14% (–22% in local currency), in **insurance deposits** from USD 670 million in 2003 to USD 574 million in 2004 which arose from cessation of annuity business in Japan, partly offset by a strong increase of 52% in insurance deposit business in Australia, our largest remaining life business in this region.

Total benefits, losses and expenses reduced by USD 92 million, or 11%, from USD 862 million in 2003 to USD 770 million for 2004, mainly as a result of our portfolio divestment in Taiwan in 2004.

Rest of the World – embedded value highlights

in USD millions, for the years ended December 31	2004	2003	Change
Gross new business annual premiums equivalent (APE)	**207**	243	(15%)
New business profit, after tax	**6**	(1)	nm
Embedded value total operating profit, after tax	**104**	40	160%
Embedded value operating return, after tax	**13.7%**	5.9%	7.8 pts

Gross new business premiums (APE) for the Rest of the World reduced by USD 36 million or 15% (28% in local currency), to USD 207 million in 2004, mainly because significant sales of bancassurance products in one of our Asia Pacific businesses during 2003 were not repeated in 2004.

For 2004, **new business profit, after tax,** was USD 6 million, an improvement of USD 7 million from a loss of USD 1 million in 2003. This positive development is due to an increased volume of more profitable products in Asia Pacific, particularly in Hong Kong.

Embedded value operating profit, after tax, increased by USD 64 million, or 160%, to USD 104 million in 2004 yielding an after-tax operating return of 13.7% compared with 5.9% in 2003.

Farmers Management Services

Farmers Group, Inc. and its subsidiaries (FGI) provide non-claims related management services to the Farmers Exchanges, prominent writers of personal lines and small commercial lines business in the US. While premiums are written and claims are paid by the Farmers Exchanges, which we manage but do not own, FGI provides non-claims related management services to the Farmers Exchanges and receives management fees for these services.

Operational review

Farmers Management Services achieved strong results in 2004 with growing revenues and controlled expenses. Numerous actions were taken to accelerate marketing momentum and drive revenue growth as a result of which new business policies of the Farmers Exchanges grew by 13.1% in 2004. The introduction of more sophisticated marketing and retention programs, such as customized mailings to over four million customers, contributed to growth in every major line. A total of 1,770 agents were added (a net gain of nearly 600) and the average production of full time agents increased by 5% over 2003. More structured and intensive training for agents was also introduced through the launch of the University of Farmers and this contributed to a significant increase in the success rate of new agents. We launched a multi-year business process re-engineering effort achieving a 7% employee productivity increase. Implementation of self-service tools and new technologies further aided cost control, while our focus on customer experience increased customer satisfaction by 4.4 percentage points over 2003.

The Farmers Exchanges also had an outstanding year. Premium growth funded by the addition of USD 462 million in organic surplus, fueled the steady growth in Farmers Management Services earnings. The all-lines combined ratio of Farmers Exchanges improved by more than five percentage points year-over-year to 96.8%, despite the four hurricanes in the US and the Caribbean.

In the fourth quarter, advertising expenditure and profiles were raised to increase brand awareness. In the independent agent distribution channel, market management was consolidated and a new strategy and value proposition was introduced.

Financial review

Farmers Management Services – highlights

in USD millions, for the years ended December 31	2004	2003	Change
Management fees and other related revenue	**1,985**	1,885	5%
Management expenses and other related expenses	**955**	900	6%
Business operating profit	**1,077**	970	11%
Net income	**686**	604	14%
Gross operating margin	**51.9%**	52.3%	(0.4 pts)
Gross written premiums of the Farmers Exchanges	**14,189**	13,833	3%
Gross earned premiums of the Farmers Exchanges	**14,020**	13,654	3%

Business operating profit increased by USD 107 million, or 11%, from USD 970 million for 2003 to USD 1.1 billion for 2004, as a result of the growth in revenues, reflecting the continuing increase in premiums earned by the Farmers Exchanges, as well as higher net investment income.

Net income of USD 686 million in 2004 was 14% higher than the USD 604 million in 2003 reflecting the consistent growth in business operating profit.

Management fees and other related revenue increased by USD 100 million, or 5%, from USD 1.9 billion in 2003 to USD 2.0 billion in 2004. This increase arises primarily from higher gross premiums earned by the Farmers Exchanges. In 2004, gross earned premiums were USD 14.0 billion as compared with USD 13.7 billion in 2003. Premiums from continuing lines of business grew by USD 495 million, or 4%, over 2003. This was largely attributable to higher premiums in the Farmers Specialty, Commercial and Fire lines of business. However, the decision by the Farmers Exchanges to exit the medical malpractice business reduced the overall premium growth rate to 3%. Furthermore, the motor line of business experienced higher fees than in 2003 as a result of revisions to the fee structure effective from January 2004. Additionally, other revenues such as Flexabill service fees, fire inspection fees, service charges and membership fees, which are sensitive to premium levels, also increased.

Expenses were USD 55 million, or 6%, higher in 2004 compared with 2003. This increase was driven by variable expenses related to growing revenues, as well as higher IT and employee benefit costs. As a result the **gross operating margin** of Farmers Management Services decreased by 0.4 percentage point to 51.9% for 2004, which is closer to our long-term historical margin of approximately 50%.

Other Businesses

Our Other Businesses segment includes capital markets and banking activities and our Centre operations. This segment also includes centrally managed general and life insurance operations. Certain of the business operations in this segment were discontinued, divested or put into run-off in 2004 and 2003.

Other Businesses – highlights

in USD millions, for the years ended December 31	**2004**	2003	Change
Net earned premiums and policy fees	**1,334**	1,559	(14%)
Net investment result	**1,004**	1,234	(19%)
Net gain on divestments of businesses	**32**	13	146%
Insurance benefits and losses, including policyholder dividends	**1,181**	2,419	(51%)
Other operating and administrative expenses	**387**	618	(37%)
Business operating profit/(loss)	**137**	(958)	nm
Net income/(loss)	**96**	(1,012)	nm

Due to the relative importance of Centre to the Other Businesses segment, key financial data for Centre is shown below.

Centre and other operations

in USD millions, for the years ended December 31	Centre		Other operations	
	2004	2003	**2004**	2003
Net earned premiums and policy fees	**1,112**	1,337	**222**	222
Net investment result	**457**	623	**547**	611
Insurance benefits and losses, including policyholder dividends	**858**	2,088	**323**	331
Business operating profit/(loss)	**58**	(882)	**79**	(76)
Net income/(loss)	**9**	(818)	**87**	(194)

Centre significantly improved its **business operating profit** by USD 940 million from a net loss of USD 882 million in 2003 to a net profit of USD 58 million in 2004. **Net income** also increased substantially considerably by USD 827 million to a net income of USD 9 million in 2004 compared with a net loss of USD 818 million in 2003, *impacted by the USD 1.1 billion provisions for reserve strengthening, write down of certain assets and other* provisions. Centre continues actively to pursue commutation and asset disposal opportunities. The successful commutation of several deals in 2004 had a positive impact on the net results. Centre's profitability is also affected by movements in financial markets because of the nature of its business, specifically the classification as trading of investments supporting life, health and disability insurance liabilities, and because of the restructure of its investment portfolio. Consequently, the net investment result reduced by USD 166 million to USD 457 million in 2004.

The wind-down of the Zurich Capital Markets (ZCM) business continues. As announced in July 2003 the Group and BNP Paribas (BNPP) signed a framework agreement to transfer certain derivative transactions and credit facilities and related assets from ZCM to BNPP. BNPP took over responsibility for servicing those transactions, and certain ZCM employees were transferred to BNPP. Designated trades have been novated, unwound or terminated. ZCM will continue to unwind its other business lines. ZCM recorded a net income of USD 93 million for 2004 compared to a net loss of USD 206 million in 2003. This positive result is primarily driven by reduced administrative and other expenses.

The other operations in this segment including ZCM recorded a **business operating profit** of USD 79 million in 2004 compared to a loss of USD 76 million in 2003. **Net income** increased by USD 281 million to USD 87 million in 2004.

Corporate Center

The Corporate Center segment includes Group holding and financing companies, Corporate Center operations and alternative investments. This segment also includes some Group internal reinsurance operations that are not attributable to a specific segment but are managed on a global basis.

Corporate Center – highlights
in USD millions, for the years ended December 31

	2004	2003	Change
Total revenues	**1,344**	965	39%
Insurance benefits and losses, including policyholder dividends	**35**	7	nm
Interest expense	**811**	750	8%
Total benefits, losses and expenses	**1,627**	1,445	13%
Business operating profit/(loss)	**(514)**	(698)	(26%)
Net costs	**(495)**	(510)	(3%)

The loss recorded in **Business operating profit** for Corporate Center improved by USD 184 million over 2003 to a loss of USD 514 million for 2004 from a loss of USD 698 million in 2003. **Net costs** have also improved, decreasing by USD 15 million to net costs of USD 495 million for 2004 as a result of controlling costs, combined with the favorable effect of foreign exchange gains.

The increase in **total revenues** of USD 379 million was primarily attributable to an improved recovery for services rendered to other segments. Additionally, net gains on divestments of businesses contributed USD 53 million to this increase in total revenues at the Corporate Center.

Total benefits, losses and expenses increased by 182 million in 2004. Administrative and other operating expenses increased as a result of the centralization of certain IT services previously incurred by the business units and of other services provided to local business operating units.